Exhibit 99.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

Index to Management’s Discussion and Analysis of Financial Condition and Results of Operations

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(as of March 7, 2025)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the entire Annual Report for additional commentary and information. Additional information about the company, including its annual information form, can be found on SEDAR+ at www.sedarplus.ca. Additional information can also be accessed from the company’s website www.fairfax.ca.
(2)	In this MD&A, Life insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.
(3)	The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
(4)	Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company’s measures and ratios, which include:

Supplementary Financial Measures – Net insurance revenue, combined ratio, discounted, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $15.00 per common share dividend), long equity exposures and long equity exposures and financial effects.

Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.

Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance reporting segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.

Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage ratios, various property and casualty insurance and reinsurance ratios including the combined ratio, undiscounted, float, average float, annual benefit (cost) of float, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Overview of Consolidated Performance

The analysis that follows presents the company’s five year performance in a format that the company has consistently used in its external reporting. This analysis is consistent with what management and the company’s Board of Directors use when assessing performance and growth in the various businesses, and is believed to help readers understand the business and the value of Fairfax.

Five year Financial Profile

Net earnings attributable to shareholders of Fairfax

2024 produced outstanding results with net earnings of $3,874.9, producing record adjusted operating income of $4,761.1 (or operating income of $6,533.7 including the benefit of discounting, net of a risk adjustment on claims) from the property and casualty insurance and reinsurance operations, reflecting records in both underwriting profit and interest and dividends.

Since 2020, gross premiums written by the company’s property and casualty insurance and reinsurance operations has increased by 71.4%, from $18,979.1 five years ago to a new high in 2024 of $32,527.4, in turn significantly increasing both the total float (year-end float increased by 55.8% from $22,705.0 in 2020 to $35,380.3 in 2024) and the total investments, net of derivative obligations held by the property and casualty insurance and reinsurance operations (increased by 56.4% from $37,179.8 in 2020 to $58,154.1 in 2024). This was achieved while the company’s property and casualty insurance and reinsurance operations produced record underwriting profit of $1,791.4 (an increase of 479.7% from $309.0), together with record interest and dividends of $2,224.6 earned at those operations (an increase of 296.8% from $560.6) and stronger results in share of profit of associates (an increase to $745.1 from $46.2).

Property and Casualty Insurance and Reinsurance

The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment, both of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	Property and Casualty Insurance and Reinsurance
	2024					2023
	North	Global	International			North	Global	International
	American	Insurers and	Insurers and			American	Insurers and	Insurers and
	Insurers	Reinsurers	Reinsurers	Total		Insurers	Reinsurers	Reinsurers	Total
Insurance service result	1,101.1	3,037.4	463.6	4,602.1		977.1	2,828.0	330.8	4,135.9
Other insurance operating expenses	(318.7)	(434.6)	(284.8)	(1,038.1)		(280.8)	(360.4)	(180.9)	(822.1)
Discounting of losses and ceded losses on claims recorded in the period	(386.6)	(1,138.2)	(142.7)	(1,667.5)		(382.9)	(1,334.7)	(96.0)	(1,813.6)
Changes in the risk adjustment and other(1)	51.3	(224.0)	67.6	(105.1)		(0.7)	(14.3)	37.0	22.0
Underwriting profit	447.1	1,240.6	103.7	1,791.4		312.7	1,118.6	90.9	1,522.2
Interest and dividends	512.9	1,259.4	452.3	2,224.6		443.3	1,031.1	180.3	1,654.7
Share of profit of associates	143.1	450.3	151.7	745.1		165.1	469.2	127.3	761.6
Adjusted operating income	1,103.1	2,950.3	707.7	4,761.1		921.1	2,618.9	398.5	3,938.5

Combined ratios, discounted(2)	85.3%	76.6%	89.1%	81.4%		85.7%	77.7%	85.5%	81.0%
Combined ratios, undiscounted(3)	93.7%	91.0%	97.3%	92.7%		95.2%	91.7%	95.9%	93.2%
Adjusted operating income interest coverage(4)(5)				10.4	x				11.9	x
Adjusted operating income interest and preferred share dividend coverage(4)(6)				9.1	x				9.9	x

(1)	Other primarily includes adjustments for differences in reserving methodology included within underwriting profit and the net effect of changes in onerous contracts.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	A performance measure of underwriting results under IFRS 17, calculated as the sum of insurance service expenses and recoveries of insurance service expenses divided by the sum of insurance revenue less cost of reinsurance.
(3)	A traditional performance measure of underwriting results within the property and casualty industry.
(4)	Ratios used by the company to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company.
(5)	Adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies.
(6)	Adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.

Insurance service result

●	The insurance service result of the property and casualty insurance and reinsurance operations increased to a record $4,602.1 in 2024 from $4,135.9 in 2023, primarily reflecting: (i) increased business volumes (net insurance revenue increased by 13.2%), principally at the International Insurers and Reinsurers reporting segment (following the consolidation of Gulf Insurance on December 26, 2023) and the North American Insurers reporting segment; and (ii) increased net favourable prior year reserve development of $593.6 (2023 - $309.6). The increase in the insurance service result was partially offset by increased current period catastrophe losses of $1,099.3 or 4.5 combined ratio points on an undiscounted basis (2023 - $897.3 or 4.0 combined ratio points), decreased benefit from discounting losses and ceded losses on claims due to decreased average discount rates in the period and increased underwriting expenses, all primarily within the Global Insurers and Reinsurers reporting segment.

Underwriting Performance

●	Adjusted operating income of the property and casualty insurance and reinsurance operations (as presented in the table above) increased by 20.9% to a record of $4,761.1 in 2024 from $3,938.5 in 2023, reflecting the best year in the company’s history for underwriting profit and interest and dividends.
●	Key drivers of the performance of the property and casualty insurance and reinsurance operations in 2024 compared to 2023, an analysis of Fairfax’s five year performance, an overview of the current insurance environment and the company’s strong financial position are discussed below.

							Net favourable prior year
					Catastrophe losses(1)		reserve development
						Combined		Combined
	Gross premiums			Combined		ratio	Favourable	ratio
	written, third	Net premiums	Underwriting	ratios,		impact,	reserve	impact,
	party	written	profit	undiscounted	Losses	undiscounted	development	undiscounted
2020	18,979.1	14,717.7	309.0	97.8%	1,313.0	9.5%	454.9	3.3%
2021	23,796.0	17,809.4	801.2	95.0%	1,203.2	7.5%	355.6	2.2%
2022	27,561.7	21,927.0	1,105.3	94.7%	1,255.7	6.1%	196.2	0.9%
2023	28,890.1	22,695.4	1,522.2	93.2%	897.3	4.0%	309.6	1.4%
2024	32,527.4	25,335.6	1,791.4	92.7%	1,099.3	4.5%	593.6	2.4%

% change 2024 over 2023	12.6%	11.6%
% change 2024 over 2020	71.4%	72.1%

(1)	Includes COVID-19 losses of $55.1 and $668.7 in 2021 and 2020.

●	The company’s property and casualty insurance and reinsurance operations reported record underwriting profit in 2024 of $1,791.4 (an increase of 17.7%) and a combined ratio, undiscounted of 92.7% that included absorbing higher catastrophe losses of $1,099.3 or 4.5 combined ratio points, compared to underwriting profit in 2023 of $1,522.2 that produced a combined ratio, undiscounted of 93.2% and that included catastrophe losses of $897.3 or 4.0 combined ratio points.
●	Current period catastrophe losses on an undiscounted basis in 2024 of $1,099.3 or 4.5 combined ratio points primarily reflected attritional catastrophe losses, hurricanes Milton and Helene, and Canadian events (comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire), principally in the company’s Global Insurers and Reinsurers reporting segment. Current period catastrophe losses on an undiscounted basis in 2023 of $897.3 or 4.0 combined ratio points principally reflected attritional catastrophe losses, exposure to the Hawaii wildfires and the earthquake in Turkey.

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	Despite significant increases in catastrophe losses in 2020 through 2024, including the impact of COVID-19 losses in 2020, the company has achieved strong underwriting profit in each of the last five years. The company’s results reflect the diversification provided by the company’s decentralized organization, and the significant growth achieved in net premiums written of 72.1% since 2020, where the premium base expanded markedly enabling the company to absorb increased catastrophe losses in those periods while maintaining an underwriting profit.
●	The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with an increased net benefit of $593.6 or 2.4 combined ratio points in 2024 compared to a net benefit of $309.6 or 1.4 combined ratio points in 2023, principally reflecting increased net favourable prior year reserve development in the Global Insurers and Reinsurers and International Insurers and Reinsurers reporting segments.
●	Run-off reported net adverse prior year reserve development on an undiscounted basis in 2024 of $221.1 (2023 - $259.4) related to legacy claims, primarily latent hazard claims, construction defects and workers’ compensation. For details on the Life insurance and Run-off reporting segment, refer to the Components of Net Earnings section of this MD&A under the heading “Life insurance and Run-off”.
●	Net premiums written by the property and casualty insurance and reinsurance operations increased by 11.6% to a record $25,335.6 from $22,695.4, and gross premiums written increased by 12.6%, principally reflecting increases in the International Insurers and Reinsurers reporting segment following the consolidation of Gulf Insurance on December 26, 2023 that contributed $1,613.7 to net premiums written and $2,736.3 to gross premiums written in 2024. The growth in net premiums written also reflected increased premium volume in the North American Insurers reporting segment (primarily Crum & Forster) from continued modest rate increases across many lines of business in 2024 and increased net premiums written in the Global Insurers and Reinsurers reporting segment in 2024, primarily reflecting increased business volumes at Allied World within its reinsurance segment (primarily North American property and casualty lines of business) and increased average retention at Brit (principally related to increased retention in higher margin business) and Odyssey Group (resulting from decreases in U.S. crop insurance which had a higher average cession rate).
●	Float of the property and casualty insurance and reinsurance operations increased by 5.9% to $35,380.3 at December 31, 2024 from $33,415.9 at December 31, 2023. Details of the company’s float is presented in the Investments section of this MD&A, under the heading “Float”.

The continued strong underwriting performance by reporting segment was as follows:

	2024		2023
	Combined ratios,	Underwriting	Combined ratios,	Underwriting
	undiscounted	profit	undiscounted	profit
North American Insurers
Northbridge	89.3%	231.8	91.1%	179.8
Crum & Forster	95.0%	208.5	97.7%	86.6
Zenith National	99.1%	6.8	93.8%	46.3
	93.7%	447.1	95.2%	312.7

Global Insurers and Reinsurers
Allied World	89.1%	544.5	89.5%	481.8
Odyssey Group	91.2%	505.0	93.4%	397.3
Brit	93.6%	191.1	91.9%	239.5
	91.0%	1,240.6	91.7%	1,118.6

International Insurers and Reinsurers	97.3%	103.7	95.9%	90.9
Property and casualty insurance and reinsurance	92.7%	1,791.4	93.2%	1,522.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Effects of discounting and risk adjustment recognized in the consolidated statement of earnings

●	The total effects of discounting and risk adjustment recognized in the consolidated statement of earnings for the years ended December 31 were comprised as follows:

	2024	2023
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance expense from insurance contracts	(1,754.9)	(2,152.7)
Net finance income from reinsurance contract assets held	475.0	547.1
Net finance expense from insurance contracts and reinsurance contract assets held	(1,279.9)	(1,605.6)

Effects of discounting for future periods and risk adjustment recognized in insurance service result:
Discounting of losses and ceded losses on claims incurred in the period	1,658.4	1,847.8
Changes in the risk adjustment	(210.6)	(131.3)
Effects included in insurance service result	1,447.8	1,716.5
Total pre-tax net benefit in the consolidated statement of earnings	167.9	110.9

During 2024 the company recorded a total pre-tax net benefit of $167.9, principally related to a net benefit of discounting losses and ceded losses on claims of $1,658.4 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by the net finance expense from insurance contracts and reinsurance contract assets held of $1,279.9. The net finance expense during 2024 of $1,279.9 consisted of interest accretion resulting from the unwinding of the effects of discounting associated with net claim payments made during 2024 of $1,481.3, partially offset by the effects of increases in discount rates in 2024 on prior years’ net losses on claims of $201.4.

During 2023 the company recorded a total pre-tax net benefit of $110.9, principally related to the net benefit of discounting losses and ceded losses on claims of $1,847.8 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held of $1,605.6. The net finance expense during 2023 of $1,605.6 consisted of interest accretion resulting from the unwinding of the effects of discounting associated with net claim payments made during 2023 of $1,387.5 and the effect of modest decreases in discount rates during the year of $218.1.

●	The table that follows presents the company’s total effects of discounting and risk adjustment and the net gains (losses) on bonds recognized in the consolidated statement of earnings for the years ended December 31, set out in a format the company believes assists in understanding the company’s net exposure to interest rate risk.

	2024	2023
Discounting of losses and ceded losses on claims incurred in the period, and changes in the risk adjustment (recognized in insurance service result)	1,447.8	1,716.5
Interest accreted to insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(1,481.3)	(1,387.5)
	(33.5)	329.0

Effect of changes in discount rates on total bonds (recognized in net gains on investments)	(731.3)	714.1
Effect of changes in interest rates on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	201.4	(218.1)
Net benefit (loss) from changes in discount rates in consolidated statement of earnings	(529.9)	496.0
Total pre-tax net benefit (loss) in the consolidated statement of earnings	(563.4)	825.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company’s net earnings is mitigated. The net benefit of the effect of increases in discount rates on prior years’ net losses on claims of $201.4 during 2024 partially offset net losses recorded on the company’s bond portfolio of $731.3 as discussed below under Investment Performance.
●	Refer to note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2024 for details of the discount rates applied to losses and ceded losses on claims incurred in the years ended December 31, 2024 and 2023.

Insurance Environment

In 2024, the industry continued to experience growth in premium volume from continued favourable underwriting conditions despite growing pricing pressure with price increases moderating and certain commercial lines seeing price decreases including casualty lines and workers’ compensation with its strong multi-year underwriting performance which continued to place downward pressure on its tightly regulated pricing. The property and casualty insurance and reinsurance industry continued to experience elevated natural catastrophe losses in 2024, exceeding $100 billion for the fifth consecutive year with significant hurricane losses and the continued growing impact from secondary perils such as severe convective storms, fires and flooding events helping to maintain margins on renewals despite the increase in available capacity.

The insurance and reinsurance industry continues to confront new and evolving risks including the potential fallout from trade wars, such as the proposed 25% tariff on imports from Mexico and Canada by the U.S., which could lead to inflationary pressures on loss costs, particularly for raw materials in the auto and construction industries. Additionally, the industry faces increased pressures from natural disasters, which continue to be driven by climate change and urbanization, and from economic and social inflation where these pressures are particularly pronounced in casualty lines. With elevated catastrophe losses and ongoing inflationary pressures, the property and casualty insurance and reinsurance industry is expected to report a modest underwriting loss for 2024.

January 1, 2025 renewals saw a softening in pricing and an increase in capacity, driven by higher traditional reinsurer capital levels following strong underlying earnings from the prolonged hard market, including higher investment income and the continued influx of alternative capital from the reinvestment of returns. Demand for property and casualty reinsurance is expected to remain strong, albeit with more modest pricing due to increased capacity and previous hard market conditions, which have heightened competition among reinsurers. Elevated catastrophe losses and the magnitude of the January 2025 California wildfires should slow the rate decreases in the property reinsurance segment through 2025 and uncertainty around the impact of social inflation should keep market discipline in the casualty reinsurance segment.

Investment Performance

Interest and dividends

	Interest income	Dividends	Investment expenses	Interest and dividends
2020	716.5	77.8	(25.1)	769.2
2021	568.4	108.2	(35.8)	640.8
2022	873.5	140.4	(52.1)	961.8
2023	1,841.1	133.8	(78.7)	1,896.2
2024	2,346.6	262.9	(97.6)	2,511.9

●	Consolidated interest and dividends increased significantly from $1,896.2 in 2023 to a record $2,511.9 in 2024 (comprised of $2,224.6 (2023 - $1,654.7) earned in the property and casualty insurance and reinsurance operations investment portfolios, with the remainder earned in the Life insurance and Run-off, non-insurance companies and corporate and other investment portfolios), primarily reflecting higher interest income earned principally due to a general increase in sovereign bond yields throughout 2023 and the first half of 2024, net purchases of U.S. treasury bonds and Canadian government bonds during 2023 and net purchases of first mortgage loans, other government and corporate and other bonds during 2023 and 2024. Dividends received in 2024 of $262.9 included a dividend from the company’s holdings of Digit compulsory convertible preferred shares of $112.3 that was received following the completion of the initial public offering of Digit Insurance, the general insurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

subsidiary of the company’s investment in associate Digit, that was comprised of an issuance of new equity and an offer for sale of existing equity shares held by Digit and other shareholders.
●	At December 31, 2024 the company’s insurance and reinsurance companies held portfolio investments of $62,947.5 (excluding Fairfax India’s portfolio of $1,916.6), of which $7,620.5 was in cash and short term investments representing 12.1% of those portfolio investments.
●	At December 31, 2024 the company’s fixed income portfolio is conservatively positioned with effectively 71% of the fixed income portfolio invested in government bonds, 19% in high quality corporate bonds, primarily short-dated, and 10% in first mortgage loans.

Share of profit (loss) of associates

	Insurance and reinsurance associates and joint ventures				Non-insurance associates and joint ventures
											Share of
		Gulf	All								profit (loss)
	Eurolife(1)	Insurance (2)	other	Total	Eurobank	Resolute	Poseidon(3)	Quess	All other	Total	of associates
2020	6.1	5.8	107.4	119.3	(11.9)	(57.0)	116.4	(124.6)	(155.0)	(232.1)	(112.8)
2021	14.3	55.5	2.8	72.6	162.3	75.9	69.5	(1.4)	23.1	329.4	402.0
2022(4)	—	60.7	(22.6)	38.1	263.0	159.0	258.2	6.8	297.3	984.3	1,022.4
2023	—	42.6	38.1	80.7	437.7	—	149.6	(47.0)	401.2	941.5	1,022.2
2024	—	—	57.7	57.7	515.0	—	212.6	10.4	160.6	898.6	956.3

(1)	Consolidated on July 14, 2021.
(2)	Consolidated on December 26, 2023.
(3)	Formerly Atlas Corp. during 2022, 2021 and 2020.
(4)	Restated for the adoption of IFRS 17 on January 1, 2023.

●	Share of profit of associates of $956.3 in 2024 primarily reflected continued improvement in the company’s underlying investments in Eurobank (share of profit of $515.0 compared to $437.7 in 2023), Poseidon (share of profit of $212.6 compared to $149.6 in 2023), Quess (share of profit of $10.4 compared to share of loss of $47.0 in 2023 which included a non-cash impairment charge of $52.8) and Peak Achievement (share of profit of $57.0, principally reflecting its sale of Rawlings Sporting Goods, compared to $23.3 in 2023), partially offset by decreased share of profit of EXCO ($39.6 compared to $129.1 in 2023) and share of loss from Fairfax India’s investment in Sanmar ($72.7 compared to share of profit of $0.6 in 2023).

Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2024 for additional details on transactions that were completed in 2024 with respect to the company’s investments in associates.

Net gains (losses) on investments

	Long equity	Short equity	Net equity exposures			Net gains (losses)
	exposures	exposures	and financial effects	Bonds	Other	on investments
2020	371.9	(528.6)	(156.7)	460.2	9.6	313.1
2021	2,312.1	—	2,312.1	(260.9)	1,393.9	3,445.1
2022 (1)	(243.8)	—	(243.8)	(1,086.1)	(243.3)	(1,573.2)
2023	1,217.6	—	1,217.6	714.1	17.8	1,949.5
2024	1,859.0	—	1,859.0	(731.3)	(60.5)	1,067.2

(1)	Restated for the adoption of IFRS 17 on January 1, 2023.
●	Net gains on long equity exposures of $1,859.0 in 2024 were primarily comprised of net gains of $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks, a realized gain on the disposition of the company’s equity accounted investment in Stelco ($343.7), net gains on common stocks ($296.8) and a realized remeasurement gain on consolidation of Peak Achievement ($203.4).
●	The net gains of $1,033.5 in 2024 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares included a realized gain of $222.4 related to the company closing out derivative contracts during 2024 on 203,800 Fairfax subordinate voting shares with an original notional amount of $68.5 (Cdn$88.9). At December 31, 2024 the company continued to hold long equity total return swaps on 1,760,355 Fairfax subordinate voting shares with an original notional amount of $664.0 (Cdn$846.1) or $377.19 (Cdn$480.62) per share.

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	Net losses on bonds of $731.3 in 2024 were primarily comprised of net losses on U.S. treasury bonds ($515.7), U.S. treasury bond forward contracts ($124.0), Brazilian government bonds ($73.0) and corporate and other bonds ($53.9, principally related to U.S. corporate bonds). Net losses on bonds in 2024 were principally comprised of net unrealized losses related to the increase in interest rates in the fourth quarter of 2024.
●	Net losses on other of $60.5 in 2024 principally reflected unrealized losses of $154.3 on the company’s holdings of Digit compulsory convertible preferred shares, which was partially offset by dividends received of $112.3 that were recorded in interest and dividends in the consolidated statement of earnings as discussed earlier.

Non-insurance companies

Operating income (loss) – Non-insurance companies

			Performance	Fairfax India
	Restaurants		fee expense	excluding impact of	Thomas Cook
	and retail(1)	Fairfax India(1)	(income)(2)	performance fee	India(1)	Other(1)(3)	Total
2020	(69.5)	11.0	(42.0)	(31.0)	(66.5)	(53.7)	(220.7)
2021	86.5	(60.7)	85.2	24.5	(44.2)	11.4	78.2
2022	137.9	162.0	(36.4)	125.6	10.5	(89.1)	184.9
2023	91.5	75.6	69.4	145.0	35.0	(80.2)	191.3
2024	166.1	55.0	—	55.0	44.6	(24.3)	241.4

(1)	As disclosed in note 23 (Segmented Information) to the relevant consolidated financial statements for the years ended December 31.
(2)	Relates to performance fees recorded by Fairfax India to be paid to the company pursuant to Fairfax India’s investment advisory agreement with the company. This intercompany fee is eliminated in the company’s consolidated financial reporting. Refer to note 26 (Related Party Transactions) to the consolidated financial statements for the year ended December 31, 2023. Fairfax has earned $229.8 in performance fees from Fairfax India since Fairfax India’s inception in 2015, of which $119.6 was paid in subordinate voting shares of Fairfax India for the cumulative periods ended December 31, 2020 and $110.2 was paid in cash in the first quarter of 2024 for the cumulative periods ended December 31, 2023.
(3)	Includes non-cash goodwill impairment charges on Farmers Edge of $63.5 in 2023 and $133.4 in 2022.
●	Excluding the impact of Fairfax India’s performance fee (income), operating income of the non-insurance companies increased to $241.4 in 2024 from $191.3 in 2023. Further, excluding the impact of non-cash goodwill impairment charges on non-insurance companies recorded during 2023 of $107.9, operating income of the non-insurance companies modestly decreased to $241.4 in 2024 from $299.2 in 2023, primarily reflecting lower operating income at Fairfax India (principally lower share of profit of associates that primarily related to share of losses of $72.7 in 2024 from its investment in Sanmar), partially offset by higher operating income at Restaurants and retail (principally reflecting the consolidation of Sleep Country on October 1, 2024 and lower operating expenses at Recipe due to improved cost management and better sales mix of higher margin products).
●	The company’s investments in non-insurance associates and market traded consolidated non-insurance subsidiaries are primarily held in the insurance and reinsurance companies’ investment portfolios and as such are managed and reviewed by management as part of portfolio investment performance. Refer to the heading “Financial Condition” within this section of the MD&A for details of the pre-tax excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries that is not reflected in the company’s book value per basic share. The pre-tax excess increased significantly to $1,480.5 at December 31, 2024 from $1,006.0 at December 31, 2023 with $396.6 of that increase related to publicly traded Eurobank. The excess of fair value over carrying value at December 31, 2024 no longer includes an unrealized gain of $351.9 on Stelco as it was realized upon completion of the company’s sale of its investment in Stelco on November 1, 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Condition

	Holding company	Total debt to total
	cash and	capital, excluding	Excess	Net earnings
	investments, net	consolidated	(deficiency) of	attributable to	Common	Book value	Closing
	of derivative	non-insurance	fair value over	shareholders	shareholders’	per basic	share price
	obligations	companies(1)	carrying value (4)	of Fairfax	equity	share	in Cdn$
2020	1,229.4	29.7%	(662.6)	218.4	12,521.1	478.33	433.85
2021(2)	1,446.2	24.1%	346.4	3,401.1	15,199.8	636.89	622.24
2022(3)	1,326.4	23.7%	310.0	3,374.2	17,780.3	762.28	802.07
2023	1,749.1	23.1%	1,006.0	4,381.8	21,615.0	939.65	1,222.51
2024	2,502.1	24.8%	1,480.5	3,874.9	22,959.8	1,059.60	2,000.00

% change 2024 over 2023						12.8%	63.6%
% change 2024 over 2020						121.5%	361.0%

(1)	Excludes borrowings at the consolidated non-insurance companies as those are non-recourse to the holding company.
(2)	Book value per basic share and common shareholders’ equity are restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.
(3)	Restated for the adoption of IFRS 17 on January 1, 2023.
(4)	Excess (deficiency) of fair value over carrying value of non-insurance associates and market traded consolidated non-insurance subsidiaries as disclosed in the Financial Condition section of the MD&A under the heading “Book Value Per Basic Share”.
●	Maintaining an emphasis on financial soundness, the company held $2,502.7 of cash and investments at the holding company at December 31, 2024 compared to $1,781.6 at December 31, 2023, with its $2.0 billion unsecured revolving credit facility undrawn and an additional $2.0 billion, at fair value, of investments in associates and consolidated non-insurance companies owned by the holding company. Subsequent to December 31, 2024, on January 23, 2025 the company sold 80.0 million shares or an approximate 2.2% equity interest in Eurobank for gross proceeds of $190.8 (€183.5), which decreased the company’s equity interest to 32.3% and will result in the recognition of a realized gain of approximately $40 in the consolidated statement of earnings in the first quarter of 2025. The sale was a mandatory technical adjustment to the company’s significant equity interest in Eurobank and does not reflect in any way the company’s view on Eurobank’s valuation or long-term prospects.
●	Subsequent to December 31, 2024, on February 28, 2025 the company announced it will redeem on March 31, 2025 all of its Series E fixed rate, Series F floating rate and Series M fixed rate cumulative preferred shares for aggregate consideration of Cdn$418.5.
●	The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. In 2024 the holding company received dividends from the insurance and reinsurance companies of $1,955.6, inclusive of a dividend of $132.9 in an investment in associate now owned by the holding company and presented outside of holding company cash and investments (2023 - $787.8, inclusive of a special dividend of $275.0 paid by Brit to the holding company as a result of Brit’s receipt of the net proceeds from its sale of Ambridge Group). Holding company cash and investments support the company’s decentralized structure and enables capital to be deployed efficiently to the company’s insurance and reinsurance companies.
●	On July 17, 2024 the company amended and extended its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms and extended the expiry from July 14, 2028 to July 17, 2029. The revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants.
●	The company’s property and casualty insurance and reinsurance companies continue to maintain capital well above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Refer to the Financial Condition section of this MD&A under the heading “Capital Resources and Management” for details of the financial strength ratings of the company’s property and casualty insurance and reinsurance operating companies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	The company’s consolidated total debt to total capital ratio, excluding consolidated non-insurance subsidiaries, increased to 24.8% at December 31, 2024 from 23.1% at December 31, 2023, reflecting increased total debt (principally the issuance of $1.0 billion principal amount of 6.35% senior notes due 2054), partially offset by increased common shareholders’ equity as described below.
●	At December 31, 2024 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $1,480.5 compared to an excess of fair value over carrying value at December 31, 2023 of $1,006.0, with the pre-tax excess of $1,480.5 not reflected in the company’s book value per basic share, but regularly reviewed by management as an indicator of investment performance. The company’s investments in non-insurance associates accounted for $779.0 of the pre-tax excess, principally attributable to Eurobank ($548.7) and Poseidon ($187.8), and the continued improvement in market traded consolidated non-insurance subsidiaries accounted for $701.5, primarily related to Thomas Cook India ($467.2) and Fairfax India ($232.3).
●	Common shareholders’ equity increased by $1,344.8 to $22,959.8 at December 31, 2024 from $21,615.0 at December 31, 2023, primarily reflecting:
●	continued strong net earnings attributable to shareholders of Fairfax of $3,874.9; partially offset by
●	purchases of 1,346,953 subordinate voting shares for cancellation for cash consideration of $1,588.4, or $1,179 per share,
●	other comprehensive loss of $477.2, or approximately $22 per common share, related to unrealized foreign currency translation losses net of hedges due to the significant strengthening of the U.S. dollar against many currencies around the world, primarily incurred in the fourth quarter of 2024. The company views these unrealized foreign currency movements as market fluctuations similar to unrealized gains or losses on its equity and fixed income portfolios, and
●	payments of common and preferred share dividends of $411.7.
●	Book value per basic share was $1,059.60 at December 31, 2024 compared to $939.65 at December 31, 2023, representing an increase of 12.8% without adjustment for the $15.00 per common share dividend paid in the first quarter of 2024, or an increase of 14.5% adjusted to include that dividend. At December 31, 2024 there were 21,668,466 common shares effectively outstanding.
●	The company’s book value per basic share has increased 121.5% since 2020 while its share price in Canadian dollars has increased by 361.0%. The company will continue to be opportunistic in its purchases of subordinate voting shares for cancellation but not at the expense of supporting growth at the insurance and reinsurance companies and maintaining strong issuer credit and financial strength ratings at the holding company and insurance and reinsurance companies. Fairfax has purchased 4,830,621 subordinate voting shares for cancellation from the first quarter of 2019 up to December 31, 2024, at a cost of $3,338.6, or an average price of $691 per share, a significant benefit to Fairfax’s long term shareholders as the total number of subordinate voting shares (excluding changes in subordinate voting shares reserved in treasury for share-based payment awards) has decreased by 17.4% over that period.
●	Information on the company’s 2024 Environmental, Social and Governance (“ESG”) report can be accessed from the company’s website www.fairfax.ca. The information contained in the ESG report does not form part of this MD&A and is expressly not incorporated by reference herein.

Business Developments

Acquisitions and Divestitures

The following narrative sets out the company’s key business developments, by reporting segment, in 2024 and 2023, and subsequent to December 31, 2024. For details, refer to note 6 (Investments in Associates), note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Global Insurers and Reinsurers

On December 13, 2024 the company increased its ownership interest in Brit from 86.2% to 100% by exercising a call option to acquire the minority interest from OMERS.

On June 23, 2023 the company purchased shares from minority shareholders of Allied World for cash consideration of $30.6, increasing its ownership interest in Allied World from 82.9% to 83.4%. Concurrently, certain terms of the Allied World shareholders agreement were amended to extend the company’s option to purchase the remaining interests of the minority shareholders in Allied World at certain dates from September 2024 to September 2026.

On May 10, 2023 Brit sold Ambridge Group (“Ambridge”), its Managing General Underwriter operations, to Amynta Group. The company received $379.0, comprised of cash of $265.8 and a promissory note with a fair value of $113.2. As a result of the sale, the company recorded a pre-tax gain of $259.1 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings (an after-tax gain of $259.1) and deconsolidated assets and liabilities with carrying values of $309.3 and $191.3 respectively.

International Insurers and Reinsurers

On December 26, 2023 the company increased its equity interest in Gulf Insurance to 90.0% from 43.7% by acquiring all shares of Gulf Insurance under the control of KIPCO and certain of its affiliates that represented 46.3% of the equity interest in Gulf Insurance. As a result, the company commenced consolidating Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment and Gulf Insurance’s life insurance operations within the Life insurance and Run-off reporting segment. Gulf Insurance is a diversified composite insurer based in Kuwait that operates across the Middle East and North Africa (“MENA”) region through its subsidiaries.

In accordance with applicable Kuwaiti regulatory requirements and the rules of the Boursa Kuwait, the exchange on which Gulf Insurance’s shares are traded, the company paid the purchase price to KIPCO in full in Kuwaiti Dinar on closing. Pursuant to the terms of the agreement, immediately following settlement of the transaction, KIPCO returned to the company in cash the full purchase price less an amount of Kuwaiti Dinar equal to $176.9, and the company delivered to KIPCO a payment deed of $660.0 which requires the company to make four equal annual payments of $165.0 to KIPCO beginning on the first anniversary of closing of the transaction. The aggregate purchase consideration paid by the company to KIPCO on closing was $756.1, comprised of cash of $176.9 and the fair value of the payment deed of $579.2.

On closing of the transaction, the company was required to remeasure its previously held 43.7% equity accounted investment in Gulf Insurance to its fair value of $713.0 and recognized a pre-tax gain of $279.9 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings, inclusive of foreign currency translation losses that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings.

On February 18, 2024, in accordance with the regulations of the Capital Markets Authority of Kuwait, the company initiated a mandatory tender offer for the remaining 9.99% equity interest in Gulf Insurance which closed on April 25, 2024 and resulted in the company increasing its equity interest in Gulf Insurance from 90.0% to 97.1% for cash consideration of $126.7.

Non-insurance companies

Restaurants and retail

On October 1, 2024 the company acquired all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. (“Sleep Country”) for purchase consideration of $880.6 (Cdn$1.2 billion) or Cdn$35.00 per common share. The purchase consideration was comprised of cash of $562.7 (Cdn$759.9) and new non-recourse borrowings of $317.9 (Cdn$429.2) by a newly formed purchasing entity, which amalgamated with Sleep Country upon close.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other

On December 20, 2024 the company increased its equity interest in Peak Achievement Athletics Inc. (“Peak Achievement”) to 100.0% by acquiring the 42.6% equity interest owned by Sagard Holdings Inc. and the 14.8% equity interest owned by other minority shareholders for purchase consideration of $765.0, comprised of new non-recourse borrowings of $339.0 (by a newly formed purchasing entity, which amalgamated with Peak Achievement upon close), the company’s existing 42.6% equity interest in Peak Achievement with a fair value of $325.7 and cash consideration of $100.3.

On November 29, 2024 the company increased its equity interest in Meadow Foods Limited (“Meadow Foods”) to 93.2% for purchase consideration of $333.1, comprised of the company’s existing equity interest in Meadow Foods with a fair value of $250.5 (£197.1, which approximated carrying value) and additional consideration of $82.6 (£65.0).

Sources of Income

Income for the most recent three years was comprised as follows:

	2024	2023	2022(1)
Insurance revenue:
North American Insurers	8,731.8	8,077.7	7,214.7
Global Insurers and Reinsurers	15,513.0	15,480.2	14,693.4
International Insurers and Reinsurers	6,629.7	3,241.4	2,655.6
Property and Casualty Insurance and Reinsurance	30,874.5	26,799.3	24,563.7
Life insurance and Run-off	189.6	135.5	139.8
Consolidated Insurance revenue	31,064.1	26,934.8	24,703.5
Interest and dividends	2,511.9	1,896.2	961.8
Share of profit of associates	956.3	1,022.2	1,022.4
Net gains (losses) on investments	1,067.2	1,949.5	(1,573.2)
Non-insurance revenue(2)	6,682.8	6,614.5	5,581.6
Total income	42,282.3	38,417.2	30,696.1

(1)	The results for the year ended December 31, 2022 were restated for the adoption of IFRS 17 on January 1, 2023.
(2)	Represents revenue earned by the non-insurance companies, which is comprised primarily of the revenue earned by the Restaurants and retail operating segment (comprised of Recipe, Sporting Life Group and Sleep Country (consolidated on October 1, 2024)), Thomas Cook India and its subsidiaries (including Sterling Resorts), Fairfax India and its subsidiaries, and the Other operating segment (comprised of AGT, Boat Rocker, Dexterra Group, Farmers Edge and Grivalia Hospitality (consolidated on July 5, 2022)).

Year ended December 31, 2024 compared to year ended December 31, 2023

Income of $42,282.3 in 2024 increased from $38,417.2 in 2023 principally reflecting growth in insurance revenue, increased interest and dividends reflecting a higher pre-tax yield earned of 3.80% in 2024 compared to 3.15% in 2023 and modest growth in non-insurance revenue, partially offset by lower net gains on investments and a marginal decrease of share of profit of associates.

The increase in insurance revenue in 2024 of $4,129.3 or 15.3% principally reflected the consolidation of Gulf Insurance on December 26, 2023, which contributed $3,259.8 in 2024 to the insurance revenue of the company’s property and casualty insurance and reinsurance reporting segments, inclusive of the effects of accounting for acquired insurance contracts that are discussed further in the International Insurers and Reinsurers section of this MD&A. Excluding the impact of consolidating Gulf Insurance’s insurance revenue in 2024, insurance revenue increased by 3.2%, reflecting increased premium volumes at each of the company’s property and casualty insurance and reinsurance reporting segments. Refer to the Components of Net Earnings section of this MD&A for details by reporting segment.

A detailed analysis of consolidated interest and dividends, share of profit of associates and net gains on investments in 2024 and 2023 is provided in the Investments section of this MD&A.

The modest increase in non-insurance revenue to $6,682.8 in 2024 from $6,614.5 in 2023 principally reflected the acquisition of Sleep Country (October 1, 2024) and the benefit its revenue contributed to the Restaurants and retail operating segment and higher business volume at AGT, partially offset by lower business volume at Boat Rocker. Refer to the Components of Net Earnings section of this MD&A under the heading “Non-insurance companies” for additional details on non-insurance revenue in 2024 and 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2023 compared to year ended December 31, 2022

Income of $38,417.2 in 2023 increased from $30,696.1 in 2022 principally as a result of net gains on investments compared to net losses on investments in the prior year, growth in insurance revenue and non-insurance revenue, and increased interest and dividends reflecting a higher pre-tax yield earned of 3.15% in 2023 compared to 1.77% in 2022.

The increase in insurance revenue in 2023 of $2,231.3 or 9.0% principally reflected increased premium volumes, continued rate increases across most lines of business and strong customer retention at each of the company’s property and casualty insurance and reinsurance reporting segments.

Interest and dividends increased to $1,896.2 in 2023 from $961.8 in 2022 primarily reflecting higher interest income earned, principally due to extending the duration of the fixed income portfolio to take advantage of a general increase in sovereign bond yields throughout 2023, net purchases of longer-dated U.S. treasury government bonds during 2023 and net purchases of first mortgage loans during 2022 and 2023, partially offset by higher total return swap expense paid on long equity total return swaps.

Share of profit of associates in 2023 remained stable at $1,022.2 compared to $1,022.4 in 2022, primarily reflecting continued improvement in the company’s underlying investments in Eurobank (share of profit of $437.7 compared to $263.0 in 2022) and EXCO (share of profit of $129.1 compared to $81.9 in 2022), partially offset by decreased share of profit of Poseidon ($149.6 compared to $258.2 in 2022), Resolute (no share of profit as a result of the disposition of the company’s investment compared to $159.0 in 2022) and Quess (share of loss of $47.0 which included a non-cash impairment charge of $52.8 compared to share of profit of $6.8 in 2022).

Net gains on investments of $1,949.5 in 2023 principally reflected net gains on long equity exposures of $1,217.6 (primarily reflecting net gains on common stocks, long equity total return swaps and realized gains on partial disposition of IIFL Finance and AVLNs entered with RiverStone Barbados), net gains on bonds of $714.1 (primarily reflecting net gains on U.S. treasury bonds, U.S. treasury bond forward contracts, corporate and other bonds (principally related to Canadian and other corporate bonds) and Greek government bonds) and other net gains of $136.6 (principally reflecting increases in the fair value of call options on the non-controlling interests in the Global Insurers and Reinsurers reporting segment), partially offset by foreign currency net losses of $118.8. Net losses on investments of $1,573.2 in 2022 principally reflected net losses on bonds of $1,086.1 (primarily reflecting net losses on corporate and other bonds (principally related to U.S. and other corporate bonds), U.S. treasury bonds, Greek government bonds and U.S. state and municipal bonds, partially offset by net gains on U.S. treasury bond forward contracts), net losses on long equity exposures of $243.8 and foreign currency net losses of $143.6.

The increase in non-insurance revenue to $6,614.5 in 2023 from $5,581.6 in 2022 principally reflected increased business volumes at Thomas Cook India, AGT, Dexterra Group and Recipe.

Net Premiums Written by Reporting Segment

Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk. The table below presents third party net premiums written for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off).

			% change
			year-over-
Net Premiums Written	2024	2023	year
North American Insurers	7,201.6	6,802.8	5.9
Global Insurers and Reinsurers	14,100.9	13,562.8	4.0
International Insurers and Reinsurers	4,033.1	2,329.8	73.1
Property and Casualty Insurance and Reinsurance	25,335.6	22,695.4	11.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

North American Insurers’ net premiums written increased by 5.9% in 2024, primarily reflecting increased business volumes at Crum & Forster (primarily surplus & specialty, accident and health, property and credit lines of business) and Northbridge (primarily property lines of business) and continued modest rate increases across most lines of business with the exception of workers’ compensation business, primarily at Zenith National, which continues to experience rate decreases following its strong multi-year underwriting performance which continued to place downward pressure on its tightly regulated pricing.

Global Insurers and Reinsurers’ net premiums written increased by 4.0% in 2024, primarily reflecting increased business volumes at Allied World within its reinsurance segment (primarily North American property and casualty lines of business) and increased average retention at Brit (principally related to increased retention in higher margin business) and Odyssey Group (resulting from decreases in U.S. crop insurance which had a higher average cession rate).

International Insurers and Reinsurers’ net premiums written increased by 73.1% in 2024, principally reflecting the consolidation of Gulf Insurance. Net premiums written, excluding Gulf Insurance, increased by 3.8% in 2024, principally reflecting increases at Fairfax Central and Eastern Europe (primarily organic growth at Colonnade Insurance in property, casualty and accident and health lines of business), partially offset by a decrease at Fairfax Latin America (principally due to a strategic shift to reduce exposure in certain lines of business) and at Group Re (reflecting the effects of a loss portfolio transfer reinsurance agreement entered into in 2024 and increased ceded premiums on new business).

Net Insurance Revenue by Geographic Region

Net insurance revenue is a measure of underwriting activity that is calculated as insurance revenue (2024 - $31,064.1; 2023 - $26,934.8) less cost of reinsurance (2024 - $6,197.7; 2023 - $4,977.4), both as presented in the consolidated statement of earnings. Net insurance revenue on a third party basis by geographic region for the years ended December 31 were as follows:

	Canada		United States		Middle East and Asia(1)		Other International(2)		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Property and Casualty Insurance and Reinsurance - net insurance revenue
North American Insurers	2,277.8	2,114.7	5,220.2	4,755.3	3.1	1.0	40.3	26.1	7,541.4	6,897.1
Global Insurers and Reinsurers	324.9	371.7	9,062.9	9,149.8	846.0	879.2	2,794.4	2,403.9	13,028.2	12,804.6
International Insurers and Reinsurers	0.3	0.2	3.6	1.1	2,590.7	644.6	1,539.8	1,479.2	4,134.4	2,125.1
	2,603.0	2,486.6	14,286.7	13,906.2	3,439.8	1,524.8	4,374.5	3,909.2	24,704.0	21,826.8
Life insurance and Run-off	—	—	10.5	12.2	19.3	—	132.6	118.4	162.4	130.6
Net insurance revenue(3)	2,603.0	2,486.6	14,297.2	13,918.4	3,459.1	1,524.8	4,507.1	4,027.6	24,866.4	21,957.4

Distribution of net insurance revenue	10.5%	11.3%	57.5%	63.5%	13.9%	6.9%	18.1%	18.3%	100.0%	100.0%

(1)	The Middle East and Asia geographic segment is primarily comprised of countries that Gulf Insurance (consolidated on December 26, 2023), based in Kuwait, operates in through its subsidiaries across the MENA region, and countries throughout Asia, including Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia, China and Thailand.
(2)	The Other International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.
(3)	Insurance revenue less cost of reinsurance.

Canada

Net insurance revenue in the Canada geographic region increased by 4.7% from $2,486.6 in 2023 to $2,603.0 in 2024 primarily reflecting an increase at Northbridge (property lines of business).

FAIRFAX FINANCIAL HOLDINGS LIMITED

United States

Net insurance revenue in the United States geographic region increased by 2.7% from $13,918.4 in 2023 to $14,297.2 in 2024 primarily reflecting growth at Crum & Forster (surplus & specialty, accident and health, property and credit lines of business) and Allied World (property and casualty reinsurance), partially offset by a decrease at Odyssey Group (targeted decreases in crop insurance and the non-renewal of a large property quota share covering homeowners risks).

Middle East and Asia

Net insurance revenue in the Middle East and Asia geographic region increased by 126.9% from $1,524.8 in 2023 to $3,459.1 in 2024 principally reflecting the consolidation of Gulf Insurance on December 26, 2023 which contributed $1,914.7 to net insurance revenue in 2024.

Other International

Net insurance revenue in the Other International geographic region increased by 11.9% from $4,027.6 in 2023 to $4,507.1 in 2024 primarily reflecting growth in Europe at Allied World within its Global Markets segment (property lines of business) and at Fairfax Central and Eastern Europe (property, casualty and accident and health lines of business).

Net Insurance Revenue by Product Line

Net insurance revenue on a third party basis by product line for the years ended December 31 were as follows:

	Property		Casualty		Specialty		Total
	2024	2023	2024	2023	2024	2023	2024	2023
Property and Casualty Insurance and Reinsurance - net insurance revenue
North American Insurers	2,070.8	1,807.8	5,010.4	4,705.3	460.2	384.0	7,541.4	6,897.1
Global Insurers and Reinsurers	4,713.9	4,825.7	7,263.4	7,114.0	1,050.9	864.9	13,028.2	12,804.6
International Insurers and Reinsurers	1,739.7	1,165.3	1,455.3	580.2	939.4	379.6	4,134.4	2,125.1
	8,524.4	7,798.8	13,729.1	12,399.5	2,450.5	1,628.5	24,704.0	21,826.8
Life insurance and Run-off	—	—	10.5	12.2	151.9	118.4	162.4	130.6
Net insurance revenue(1)	8,524.4	7,798.8	13,739.6	12,411.7	2,602.4	1,746.9	24,866.4	21,957.4

Distribution of net insurance revenue	34.3%	35.5%	55.2%	56.5%	10.5%	8.0%	100.0%	100.0%

(1)	Insurance revenue less cost of reinsurance.

Property

Net insurance revenue in the property line of business increased by 9.3% from $7,798.8 in 2023 to $8,524.4 in 2024, or an increase of 1.6% excluding the impact of consolidating Gulf Insurance’s net insurance revenue in 2024. The increase primarily reflected growth at Crum & Forster, Northbridge and Allied World (within its North America reinsurance and Global Markets segments), partially offset by targeted decreases in U.S. crop insurance and the non-renewal of a large U.S. quota share covering homeowners risks at Odyssey Group.

Casualty

Net insurance revenue in the casualty line of business increased by 10.7% from $12,411.7 in 2023 to $13,739.6 in 2024, or an increase of 4.5% excluding the impact of consolidating Gulf Insurance’s net insurance revenue in 2024. The increase primarily reflected growth at Crum & Forster (accident and health and commercial auto), Odyssey Group (U.S. commercial auto insurance and reinsurance), Allied World (North American reinsurance) and Fairfax Latin America (accident and health and commercial auto).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Specialty

Net insurance revenue in the specialty line of business increased by 49.0% from $1,746.9 in 2023 to $2,602.4 in 2024, or an increase of 14.1% excluding the impact of consolidating Gulf Insurance’s net insurance revenue in 2024. The increase primarily reflected growth at Brit (U.S. energy and marine) and Crum & Forster (credit and surety).

Sources of Net Earnings

The table below presents the company’s net earnings, net earnings per share and diluted share, and the cash dividends paid per share for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Net earnings	4,262.9	5,094.9	3,811.7

Attributable to:
Shareholders of Fairfax	3,874.9	4,381.8	3,374.2
Non-controlling interests	388.0	713.1	437.5
	4,262.9	5,094.9	3,811.7

Net earnings per share	$173.41	$186.87	$140.83
Net earnings per diluted share	$160.56	$173.24	$131.37
Cash dividends paid per share	$15.00	$10.00	$10.00

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table which follows presents the sources of the company’s net earnings for the years ended December 31, 2024 and 2023 using amounts presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2024, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the combined ratios, discounted and undiscounted, and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance reporting segments, Life insurance and Run-off and the Non-insurance companies includes interest and dividends and share of profit of associates, and excludes net gains on investments which are considered a less predictable source of investment income. Also excluded from operating income (loss) is net finance expense from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money, including changes in discount rates.

	2024	2023
Combined ratios, discounted - Property and Casualty Insurance and Reinsurance
North American Insurers	85.3%	85.7%
Global Insurers and Reinsurers	76.6%	77.7%
International Insurers and Reinsurers	89.1%	85.5%
Consolidated	81.4%	81.0%

Combined ratios, undiscounted - Property and Casualty Insurance and Reinsurance
North American Insurers	93.7%	95.2%
Global Insurers and Reinsurers	91.0%	91.7%
International Insurers and Reinsurers	97.3%	95.9%
Consolidated	92.7%	93.2%

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	1,101.1	977.1
Global Insurers and Reinsurers	3,037.4	2,828.0
International Insurers and Reinsurers	463.6	330.8
Insurance service result	4,602.1	4,135.9
Other insurance operating expenses	(1,038.1)	(822.1)
Interest and dividends	2,224.6	1,654.7
Share of profit of associates	745.1	761.6
Operating income - Property and Casualty Insurance and Reinsurance	6,533.7	5,730.1
Operating loss - Life insurance and Run-off	(92.1)	(144.6)
Operating income - Non-insurance companies	241.4	121.9
Net finance expense from insurance contracts and reinsurance contract assets held	(1,279.9)	(1,605.6)
Net gains on investments	1,067.2	1,949.5
Gain on sale and consolidation of insurance subsidiaries	—	549.8
Interest expense	(649.0)	(510.0)
Corporate overhead and other	(182.8)	(182.8)
Earnings before income taxes	5,638.5	5,908.3
Provision for income taxes	(1,375.6)	(813.4)
Net earnings	4,262.9	5,094.9

Attributable to:
Shareholders of Fairfax	3,874.9	4,381.8
Non-controlling interests	388.0	713.1
	4,262.9	5,094.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company reported net earnings attributable to shareholders of Fairfax of $3,874.9 (net earnings of $173.41 per share and $160.56 per diluted share) in 2024 compared to net earnings of $4,381.8 (net earnings of $186.87 per share and $173.24 per diluted share) in 2023. The decrease in profitability in 2024 principally reflected lower net gains on investments, increased provision for income taxes and the gain on sale and consolidation of insurance subsidiaries in 2023 which did not recur in 2024, partially offset by increased interest and dividends, increased insurance service result and decreased net finance expense from insurance contracts and reinsurance contract assets held.

The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment, both of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	Property and Casualty Insurance and Reinsurance
	2024				2023
	North	Global	International		North	Global	International
	American	Insurers and	Insurers and		American	Insurers and	Insurers and
	Insurers	Reinsurers	Reinsurers	Total	Insurers	Reinsurers	Reinsurers	Total
Insurance service result	1,101.1	3,037.4	463.6	4,602.1	977.1	2,828.0	330.8	4,135.9
Other insurance operating expenses	(318.7)	(434.6)	(284.8)	(1,038.1)	(280.8)	(360.4)	(180.9)	(822.1)
Discounting of losses and ceded losses on claims recorded in the period	(386.6)	(1,138.2)	(142.7)	(1,667.5)	(382.9)	(1,334.7)	(96.0)	(1,813.6)
Changes in the risk adjustment and other(1)	51.3	(224.0)	67.6	(105.1)	(0.7)	(14.3)	37.0	22.0
Underwriting profit	447.1	1,240.6	103.7	1,791.4	312.7	1,118.6	90.9	1,522.2
Interest and dividends	512.9	1,259.4	452.3	2,224.6	443.3	1,031.1	180.3	1,654.7
Share of profit of associates	143.1	450.3	151.7	745.1	165.1	469.2	127.3	761.6
Adjusted operating income	1,103.1	2,950.3	707.7	4,761.1	921.1	2,618.9	398.5	3,938.5
Combined ratio, discounted	85.3%	76.6%	89.1%	81.4%	85.7%	77.7%	85.5%	81.0%
Combined ratio, undiscounted	93.7%	91.0%	97.3%	92.7%	95.2%	91.7%	95.9%	93.2%

(1)	Other in the Global Insurers and Reinsurers reporting segment primarily reflects adjustments for differences in reserving methodology included within underwriting profit.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance Service Result - Property and Casualty Insurance and Reinsurance

The increase in the insurance service result of the property and casualty insurance and reinsurance operations in 2024 of $466.2 or 11.3% was principally driven by the increased profitability of the Global Insurers and Reinsurers reporting segment, reflecting increased net favourable prior year reserve development, increased net insurance revenue and decreased current accident year attritional loss experience, partially offset by increased current period catastrophe losses (as set out in the table below in the Underwriting Profit section), increased underwriting expenses and decreased benefit from discounting losses and ceded losses on claims due to decreased average discount rates in the year. The increase in the insurance service result of the International Insurers and Reinsurers primarily reflected the consolidation of Gulf Insurance on December 26, 2023, which contributed $87.7 in 2024 to the company’s insurance service result, and growth in insurance revenue relative to more modest increases in insurance service expenses, partially offset by increased current period catastrophe losses. The growth in the North American Insurers reporting segment’s insurance service result principally reflected increased net insurance revenue and decreased current period catastrophe losses, partially offset by decreased net favourable prior year reserve development.

Underwriting Profit - Property and Casualty Insurance and Reinsurance

The company’s property and casualty insurance and reinsurance operations produced a record underwriting profit of $1,791.4 (combined ratio, undiscounted of 92.7%) in 2024 compared to $1,522.2 (combined ratio, undiscounted of 93.2%) in 2023, primarily reflecting the same factors as noted above for insurance service result except for the benefit from discounting losses on claims which had the effect of improving the insurance service result in 2024.

The following table presents the components of the company’s combined ratios, undiscounted, a key performance measure of underwriting profit, for the years ended December 31, 2024 and 2023:

Property and Casualty Insurance and Reinsurance	2024	2023
Underwriting profit	1,791.4	1,522.2

Losses on claims - accident year	64.5%	64.6%
Commissions	16.4%	16.7%
Underwriting expenses	14.2%	13.3%
Combined ratio, undiscounted - accident year	95.1%	94.6%
Net favourable reserve development	(2.4)%	(1.4)%
Combined ratio, undiscounted - calendar year	92.7%	93.2%

Net favourable prior year reserve development, on an undiscounted basis, for the years ended December 31, 2024 and 2023 were comprised as follows:

Property and Casualty Insurance and Reinsurance	2024	2023
North American Insurers	(101.0)	(127.2)
Global Insurers and Reinsurers	(257.4)	(81.6)
International Insurers and Reinsurers	(235.2)	(100.8)
Net favourable prior year reserve development	(593.6)	(309.6)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Current period catastrophe losses, on an undiscounted basis, for the years ended December 31, 2024 and 2023 were comprised as follows:

	2024			2023
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
Hurricane Milton	235.3	1.0		—	—
Hurricane Helene	174.0	0.7		—	—
Canadian events(2)	142.1	0.6		—	—
Dubai floods	89.1	0.4		—	—
Hawaii wildfires	—	—		183.6	0.8
Turkey earthquake	—	—		113.0	0.5
Italy hailstorms	—	—		47.2	0.2
Other	458.8	1.8		553.5	2.5
Total catastrophe losses	1,099.3	4.5	points	897.3	4.0	points

(1)	Net of reinstatement premiums.
(2)	Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.

The commission expense ratio improved modestly to 16.4% in 2024 from 16.7% in 2023, principally reflecting decreases in the Global Insurers and Reinsurers reporting segment (primarily reflecting decreased net average commissions at Odyssey Group, partially offset by increases at Allied World, principally due to changes in the mix of business written), and decreases in the International Insurers and Reinsurers reporting segment (principally reflecting the consolidation of Gulf Insurance which has a lower average commission ratio, partially offset by decreased commission income on ceded business at Fairfax Latin America).

The underwriting expenses ratio increased to 14.2% in 2024 from 13.3% in 2023, primarily reflecting increases in the Global Insurers and Reinsurers reporting segment, principally reflecting increased personnel and technology costs at Odyssey Group which continued to make investments to support strategic initiatives, and at Brit, which continued to build out Ki Insurance to operate as a separate business.

Operating loss - Life insurance and Run-off

The Life insurance and Run-off reporting segment reported an operating loss of $92.1 in 2024 compared to an operating loss of $144.6 in 2023, primarily reflecting decreased net adverse prior year reserve development, on an undiscounted basis, at Run-off of $221.1 (2023 - $259.4), principally related to legacy claims, primarily latent hazard claims, construction defects and workers’ compensation.

Operating income – Non-insurance companies

Excluding the impact of the Fairfax India performance fee (an accrual of nil in 2024 compared to $69.4 in 2023), operating income of the non-insurance companies increased to $241.4 in 2024 from $191.3 in 2023. Excluding further the impact of the non-cash goodwill impairment charges on non-insurance companies recorded during 2023 of $107.9, operating income of the non-insurance companies decreased slightly by $57.8 from $299.2 in 2023 to $241.4 in 2024, primarily reflecting lower operating income at Fairfax India (principally lower share of profit of associates that primarily related to share of losses of $72.7 in 2024 from its investment in Sanmar), partially offset by higher operating income at Restaurants and retail (principally reflecting the consolidation of Sleep Country on October 1, 2024 and lower operating expenses at Recipe due to improved cost management and better sales mix of higher margin products).

Net finance expense from insurance contracts and reinsurance contract assets held

Net finance expense from insurance contracts and reinsurance contract assets held was $1,279.9 in 2024 compared to $1,605.6 in 2023. The net finance expense during 2024 of $1,279.9 consisted of interest accretion resulting from the unwinding of the effects of discounting associated with net claim payments made during 2024 of $1,481.3 (2023 - $1,387.5), partially offset by the effects of increases in discount rates at December 31, 2024 compared to December 31, 2023, on prior years’ net losses on claims of $201.4 (2023 – effects of modest decreases in discount rates at December 31, 2023 compared to December 31, 2022, on prior years’ net losses on claims of $218.1).

FAIRFAX FINANCIAL HOLDINGS LIMITED

An analysis of net finance income (expense) from insurance contracts and reinsurance contract assets held for the years ended December 31, 2024 and 2023 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.

Investment Income

An analysis of interest and dividends, share of profit of associates and net gains on investments for the years ended December 31, 2024 and 2023 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading “Investment Performance”, and in the Investments section of this MD&A.

Gain on sale and consolidation of insurance subsidiaries

Gain on sale and consolidation of insurance subsidiaries of $549.8 in 2023 principally related to the consolidation of Gulf Insurance, which required the company’s previously held equity accounted investment in Gulf Insurance to be remeasured to fair value resulting in a pre-tax gain of $279.9, and to Brit’s sale of Ambridge, its Managing General Underwriter operations, to Amynta Group for a pre-tax gain of $259.1 (an after-tax gain of $259.1).

Provision for Income Taxes

Provision for income taxes of $1,375.6 with an effective tax rate of 24.4% in 2024 increased from $813.4 with an effective tax rate of 13.8% in 2023 principally reflecting lower benefit from the tax rate differential on income and losses outside Canada including the effects of new Pillar Two global minimum taxes, lower non-taxable investment income and changes to capital gains tax rates in India that increased deferred income tax expense. The provision for income taxes in 2023 also reflected a benefit for the change in tax rate for deferred income taxes primarily related to deferred income tax assets recognized as a result of new tax laws in Bermuda. For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net Earnings by Reporting Segment

The company’s sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2024 and 2023. In the Elimination and adjustments column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other category.

Year ended December 31, 2024

	Property and Casualty Insurance and Reinsurance
	North		International					Eliminations
	American	Global Insurers	Insurers and		Life insurance and	Non-insurance	Corporate	and
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	companies	and Other	adjustments	Consolidated
External	8,731.8	15,513.0	6,629.7	30,874.5	189.6	—	—	—	31,064.1
Intercompany	48.1	171.7	195.8	415.6	10.4	—	—	(426.0)	—
Insurance revenue	8,779.9	15,684.7	6,825.5	31,290.1	200.0	—	—	(426.0)	31,064.1
Insurance service expenses	(7,590.1)	(11,884.7)	(5,482.7)	(24,957.5)	(382.8)	—	—	473.5	(24,866.8)
Net insurance result	1,189.8	3,800.0	1,342.8	6,332.6	(182.8)	—	—	47.5	6,197.3
Cost of reinsurance	(1,297.9)	(2,706.2)	(2,592.4)	(6,596.5)	(27.2)	—	—	426.0	(6,197.7)
Recoveries of insurance service expenses	1,209.2	1,943.6	1,713.2	4,866.0	60.1	—	—	(472.9)	4,453.2
Net reinsurance result	(88.7)	(762.6)	(879.2)	(1,730.5)	32.9	—	—	(46.9)	(1,744.5)
Insurance service result	1,101.1	3,037.4	463.6	4,602.1	(149.9)	—	—	0.6	4,452.8
Other insurance operating expenses	(318.7)	(434.6)	(284.8)	(1,038.1)	(144.8)	—	—	—	(1,182.9)
Interest and dividends	512.9	1,259.4	452.3	2,224.6	126.4	(9.1)	(15.9)	185.9	2,511.9
Share of profit of associates	143.1	450.3	151.7	745.1	76.2	38.2	96.8	—	956.3
Other
Non-insurance revenue	—	—	—	—	—	6,682.8	—	—	6,682.8
Non-insurance expenses	—	—	—	—	—	(6,470.5)	—	—	(6,470.5)
Operating income (loss)	1,438.4	4,312.5	782.8	6,533.7	(92.1)	241.4	80.9	186.5	6,950.4
Net finance expense from insurance contracts and reinsurance contract assets held	(337.5)	(768.8)	(110.1)	(1,216.4)	(63.5)	—	—	—	(1,279.9)
Net gains (losses) on investments	173.9	126.4	(63.2)	237.1	(31.6)	(121.8)	983.5	—	1,067.2
Interest expense	(6.0)	(51.5)	(27.2)	(84.7)	(9.8)	(176.8)	(377.8)	0.1	(649.0)
Corporate overhead and other	(43.6)	(91.6)	(96.0)	(231.2)	(1.8)	—	(30.6)	(186.6)	(450.2)
Pre-tax income (loss)	1,225.2	3,527.0	486.3	5,238.5	(198.8)	(57.2)	656.0	—	5,638.5
Provision for income taxes									(1,375.6)
Net earnings									4,262.9

Attributable to:
Shareholders of Fairfax									3,874.9
Non-controlling interests									388.0
									4,262.9

	Property and Casualty Insurance and Reinsurance
	North		International
	American	Global Insurers	Insurers and
	Insurers	and Reinsurers	Reinsurers	Total
Losses on claims - current year	5,286.9	9,704.5	4,353.0	19,344.4
Prior year reserve development and release of risk adjustment on prior year claims	(34.1)	(846.6)	(210.2)	(1,090.9)
Losses on claims - calendar year	5,252.8	8,857.9	4,142.8	18,253.5
Commissions	1,519.4	1,957.5	633.5	4,110.4
Other underwriting expenses	817.9	1,069.3	706.4	2,593.6
Insurance service expenses	7,590.1	11,884.7	5,482.7	24,957.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2023

	Property and Casualty Insurance and Reinsurance
	North		International					Eliminations
	American	Global Insurers	Insurers and		Life insurance and	Non-insurance	Corporate	and
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	companies	and Other	adjustments	Consolidated
External	8,077.7	15,480.2	3,241.4	26,799.3	135.5	—	—	—	26,934.8
Intercompany	59.5	120.1	212.4	392.0	14.4	—	—	(406.4)	—
Insurance revenue	8,137.2	15,600.3	3,453.8	27,191.3	149.9	—	—	(406.4)	26,934.8
Insurance service expenses	(7,090.2)	(12,090.6)	(2,768.1)	(21,948.9)	(419.4)	—	—	424.2	(21,944.1)
Net insurance result	1,047.0	3,509.7	685.7	5,242.4	(269.5)	—	—	17.8	4,990.7
Cost of reinsurance	(1,296.8)	(2,916.7)	(1,165.4)	(5,378.9)	(4.9)	—	—	406.4	(4,977.4)
Recoveries of insurance service expenses	1,226.9	2,235.0	810.5	4,272.4	94.9	—	—	(423.6)	3,943.7
Net reinsurance result	(69.9)	(681.7)	(354.9)	(1,106.5)	90.0	—	—	(17.2)	(1,033.7)
Insurance service result	977.1	2,828.0	330.8	4,135.9	(179.5)	—	—	0.6	3,957.0
Other insurance operating expenses	(280.8)	(360.4)	(180.9)	(822.1)	(144.3)	—	—	—	(966.4)
Interest and dividends	443.3	1,031.1	180.3	1,654.7	103.0	(76.1)	(31.0)	245.6	1,896.2
Share of profit of associates	165.1	469.2	127.3	761.6	76.2	152.2	32.2	—	1,022.2
Other
Non-insurance revenue	—	—	—	—	—	6,614.5	—	—	6,614.5
Non-insurance expenses	—	—	—	—	—	(6,568.7)	—	—	(6,568.7)
Operating income (loss)	1,304.7	3,967.9	457.5	5,730.1	(144.6)	121.9	1.2	246.2	5,954.8
Net finance expense from insurance contracts and reinsurance contract assets held	(361.2)	(1,032.3)	(80.5)	(1,474.0)	(131.6)	—	—	—	(1,605.6)
Net gains on investments	348.6	455.6	159.1	963.3	141.7	314.5	530.0	—	1,949.5
Gain on sale and consolidation of insurance subsidiaries	—	259.1	10.8	269.9	—	—	279.9	—	549.8
Interest expense	(6.0)	(46.3)	(4.1)	(56.4)	(15.8)	(165.2)	(272.7)	0.1	(510.0)
Corporate overhead and other	(55.5)	(91.1)	(10.9)	(157.5)	(2.5)	—	(23.9)	(246.3)	(430.2)
Pre-tax income (loss)	1,230.6	3,512.9	531.9	5,275.4	(152.8)	271.2	514.5	—	5,908.3
Provision for income taxes									(813.4)
Net earnings									5,094.9

Attributable to:
Shareholders of Fairfax									4,381.8
Non-controlling interests									713.1
									5,094.9

	Property and Casualty Insurance and Reinsurance
	North		International
	American	Global Insurers	Insurers and
	Insurers	and Reinsurers	Reinsurers	Total
Losses on claims - current year	5,061.4	10,205.9	1,925.1	17,192.4
Prior year reserve development and release of risk adjustment on prior year claims	(108.2)	(869.7)	120.3	(857.6)
Losses on claims - calendar year	4,953.2	9,336.2	2,045.4	16,334.8
Commissions	1,365.5	1,827.7	465.2	3,658.4
Other underwriting expenses	771.5	926.7	257.5	1,955.7
Insurance service expenses	7,090.2	12,090.6	2,768.1	21,948.9

Components of Net Earnings

Underwriting and Operating Income

Presented below are the insurance service result, reconciled to underwriting profit, of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life insurance and Run-off and the operating income (loss) of the non-insurance companies, for the years ended December 31, 2024 and 2023. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments by reporting segment for the years ended December 31, 2024 and 2023 are presented in the Net Earnings by Reporting Segment section of this MD&A, and additional details of investments are provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading “Investment Performance”, and in the Investments section of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

North American Insurers

	2024	2023
Combined ratio, discounted	85.3%	85.7%

Combined ratio, undiscounted:
Loss & LAE - accident year	63.1%	65.1%
Commissions	15.5%	15.5%
Underwriting expenses	16.5%	16.6%
Combined ratio, undiscounted - accident year	95.1%	97.2%
Net favourable reserve development	(1.4)%	(2.0)%
Combined ratio, undiscounted - calendar year	93.7%	95.2%

Gross premiums written	8,866.9	8,398.0
Net premiums written	7,201.6	6,802.8
Net insurance revenue (1)	7,482.0	6,840.4

Insurance service result	1,101.1	977.1
Other insurance operating expenses	(318.7)	(280.8)
Discounting of losses and ceded losses on claims incurred in the period	(386.6)	(382.9)
Changes in the risk adjustment and other	51.3	(0.7)
Underwriting profit	447.1	312.7

(1)

Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading “Non-GAAP Financial Measures and Ratios”, for a reconciliation of Net insurance revenue to Net premiums earned.

North American Insurers, comprised of Northbridge, Crum & Forster and Zenith National, provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.

Insurance service result

The North American Insurers reporting segment reported an insurance service result of $1,101.1 in 2024 compared to an insurance service result of $977.1 in 2023. The increase in 2024 of $124.0 primarily reflected continued growth in net insurance revenue at Crum & Forster and Northbridge (including rate increases across most lines of business), lower catastrophe losses and improved current period attritional loss experience at Crum & Forster, and improved current period attritional and large loss experience on property lines of business at Northbridge. The increase in the insurance service result in 2024 was partially offset by higher current period catastrophe losses (principally related to the Canadian events) and decreased net favourable prior year reserve development at Northbridge, higher losses and decreased net favourable prior year reserve development in the workers’ compensation business at Zenith National, and lower recoveries of insurance service expenses at Crum & Forster (due to lower ceded losses primarily in the accident and health and surety lines of business in 2024).

The combined ratios, discounted, net insurance revenue and insurance service result for each operating company in the North American Insurers reporting segment for 2024 and 2023 are as set out in the table below:

	Combined ratio, discounted		Net Insurance revenue		Insurance service result
	2024	2023	2024	2023	2024	2023
Northbridge	82.2%	80.8%	2,210.9	2,054.6	392.6	395.1
Crum & Forster	85.9%	88.2%	4,533.7	4,040.8	640.7	475.0
Zenith National	90.8%	85.6%	737.4	745.0	67.8	107.0
North American Insurers	85.3%	85.7%	7,482.0	6,840.4	1,101.1	977.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

Underwriting profit

North American Insurers produced an underwriting profit, on an undiscounted basis, of $447.1 and a combined ratio, undiscounted of 93.7% in 2024 compared to $312.7 and 95.2% in 2023. The increase in underwriting profitability in 2024 primarily reflected the same factors which increased the insurance service result as noted above.

The operating companies comprising the North American Insurers reporting segment had combined ratios, undiscounted and underwriting profit in 2024 and 2023 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit
	2024	2023	2024	2023
Northbridge	89.3%	91.1%	231.8	179.8
Crum & Forster	95.0%	97.7%	208.5	86.6
Zenith National	99.1%	93.8%	6.8	46.3
North American Insurers	93.7%	95.2%	447.1	312.7

Catastrophe losses in the North American Insurers reporting segment for 2024 and 2023 are as set out in the following table:

	2024			2023
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
Canadian events(2)	57.0	0.8		—	—
Hurricane Helene	15.6	0.2		—	—
Hawaii wildfires	—	—		78.8	1.2
Other	52.9	0.8		57.3	0.9
Total catastrophe losses	125.5	1.8	points	136.1	2.1	points

(1)	Net of reinstatement premiums.
(2)	Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.

The current accident year loss and loss adjustment expense ratio decreased to 63.1% in 2024 from 65.1% in 2023, primarily reflecting lower catastrophe losses and improved current period attritional loss experience at Crum & Forster, and improved current period attritional and large loss experience on property lines of business at Northbridge, partially offset by higher current period catastrophe losses at Northbridge (principally related to the Canadian events) and higher losses in the workers’ compensation business at Zenith National.

The commission expense ratio of 15.5% in 2024 remained unchanged from 15.5% in 2023, primarily reflecting decreased commissions at Northbridge (principally due to lower contingent profit commissions), fully offset by slightly higher commission expenses at Crum & Forster and Zenith National.

The underwriting expense ratio decreased slightly to 16.5% in 2024 from 16.6% in 2023, primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses at Northbridge, partially offset by increased personnel costs at Crum & Forster and Zenith National.

Net favourable prior year reserve development decreased to $101.0 (1.4 combined ratio points) in 2024 from $127.2 (2.0 combined ratio points) in 2023, primarily reflecting lower net favourable emergence in workers’ compensation and higher adverse development in the agribusiness line at Zenith National, and lower net favourable prior year reserve development at Northbridge (primarily commercial auto and commercial property lines of business).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the North American Insurers reporting segment for 2024 and 2023 are shown in the following table:

	Gross premiums written		Net premiums written		Net premiums earned
	2024	2023	2024	2023	2024	2023
Northbridge	2,511.4	2,442.2	2,226.3	2,145.4	2,156.7	2,017.5
Crum & Forster	5,625.9	5,217.5	4,233.7	3,902.3	4,181.9	3,743.1
Zenith National	729.6	738.3	741.6	755.1	733.9	741.8
North American Insurers	8,866.9	8,398.0	7,201.6	6,802.8	7,072.5	6,502.4

Gross premiums written increased by 5.6% in 2024, primarily reflecting increased business volumes at Crum & Forster (primarily surplus & specialty, accident and health, property and credit lines of business) and Northbridge (primarily property lines of business) and continued modest rate increases across most lines of business with the exception of workers’ compensation business, primarily at Zenith National, which continues to experience rate decreases following its strong multi-year underwriting performance which continued to place downward pressure on its tightly regulated pricing.

Net premiums written increased by 5.9% in 2024 reflecting the growth in gross premiums written. Net premiums earned increased by 8.8% in 2024, principally reflecting the increase in net premiums written during 2024 and 2023 and the timing between when premiums are written and when they are earned.

Operating activities

Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased significantly to $1,552.0 in 2024 from $1,117.7 in 2023, primarily reflecting increased net premium collections at Crum & Forster and Northbridge, lower taxes paid at Crum & Forster and Zenith National and increased interest and dividends received at each of the operating companies within the North American Insurers reporting segment, partially offset by increased taxes paid at Northbridge and increased net claims paid at each of the operating companies within the North American Insurers reporting segment.

Global Insurers and Reinsurers

	2024	2023
Combined ratio, discounted	76.6%	77.7%

Combined ratio, undiscounted:
Loss & LAE - accident year	64.8%	64.7%
Commissions	17.1%	17.3%
Underwriting expenses	11.0%	10.3%
Combined ratio, undiscounted - accident year	92.9%	92.3%
Net favourable reserve development	(1.9)%	(0.6)%
Combined ratio, undiscounted - calendar year	91.0%	91.7%

Gross premiums written	17,155.0	16,904.8
Net premiums written	14,100.9	13,562.8
Net insurance revenue(1)	12,978.5	12,683.6

Insurance service result	3,037.4	2,828.0
Other insurance operating expenses	(434.6)	(360.4)
Discounting of losses and ceded losses on claims incurred in the period	(1,138.2)	(1,334.7)
Changes in the risk adjustment and other(2)	(224.0)	(14.3)
Underwriting profit	1,240.6	1,118.6

(1)

Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading “Non-GAAP Financial Measures and Ratios”, for a reconciliation of Net insurance revenue to Net premiums earned.

(2)	Other primarily includes adjustments for differences in reserving methodology included within underwriting profit.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Global Insurers and Reinsurers, comprised of Allied World, Odyssey Group and Brit, provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions. Subsequent to December 31, 2024, on January 1, 2025 Ki Insurance completed the separation from its parent company Brit and will be presented as a separate operating company within the Global Insurers and Reinsurers reporting segment commencing in the first quarter of 2025.

Insurance service result

Global Insurers and Reinsurers insurance service result increased 7.4% to $3,037.4 in 2024 from $2,828.0 in 2023 primarily reflecting increased net favourable prior year reserve development at Odyssey Group on both non-catastrophe losses (primarily casualty insurance lines of business) and catastrophe losses (primarily 2023 attritional catastrophe losses), increased net insurance revenue, principally at Allied World, and decreased current accident year attritional loss experience at each operating company in the Global Insurers and Reinsurers reporting segment. The increase in the insurance service result in 2024 was partially offset by increased current period catastrophe losses (as set out in the table below in the underwriting profit section), increased underwriting expenses at each operating company in the Global Insurers and Reinsurers reporting segment and the decreased benefit from discounting losses and ceded losses on claims due to decreased average discount rates in the period.

The combined ratios, discounted, net insurance revenue and insurance service result for each operating company in the Global Insurers and Reinsurers reporting segment for 2024 and 2023 are as set out in the table below:

	Combined ratio, discounted		Net Insurance revenue		Insurance service result
	2024	2023	2024	2023	2024	2023
Allied World	77.5%	74.1%	5,156.3	4,832.7	1,159.3	1,250.6
Odyssey Group	76.2%	81.7%	5,050.3	5,133.3	1,203.1	940.6
Brit	75.6%	76.6%	2,771.9	2,717.6	675.0	636.8
Global Insurers and Reinsurers	76.6%	77.7%	12,978.5	12,683.6	3,037.4	2,828.0

Underwriting profit

Global Insurers and Reinsurers produced a record underwriting profit, on an undiscounted basis, of $1,240.6 and a combined ratio, undiscounted of 91.0% in 2024 compared to $1,118.6 and 91.7% in 2023. The increase in underwriting profitability in 2024 primarily reflected increased net favourable prior year reserve development at Odyssey Group of $207.4 on both non-catastrophe losses and catastrophe losses as discussed above, increased premiums earned, principally at Allied World, and decreased current accident year attritional loss experience, primarily at Allied World and Brit. The increase in underwriting profit was partially offset by increased current period catastrophe losses (as set out in the table below) and increased underwriting expenses at each operating company in the Global Insurers and Reinsurers reporting segment.

The operating companies comprising the Global Insurers and Reinsurers reporting segment had combined ratios, undiscounted and underwriting profits in 2024 and 2023 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit
	2024	2023	2024	2023
Allied World	89.1%	89.5%	544.5	481.8
Odyssey Group	91.2%	93.4%	505.0	397.3
Brit	93.6%	91.9%	191.1	239.5
Global Insurers and Reinsurers	91.0%	91.7%	1,240.6	1,118.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

Catastrophe losses in the Global Insurers and Reinsurers reporting segment for 2024 and 2023 are as set out in the following table:

	2024			2023
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
Hurricane Milton	228.5	1.7		—	—
Hurricane Helene	154.8	1.1		—	—
Canadian events(2)	85.0	0.6		—	—
Dubai floods	53.1	0.4		—	—
Turkey earthquake	—	—		105.6	0.8
Hawaii wildfires	—	—		104.8	0.8
Italy hailstorms	—	—		47.2	0.4
Other(3)	358.6	2.7		458.1	3.3
Total catastrophe losses	880.0	6.5	points	715.7	5.3	points

(1)	Net of reinstatement premiums.
(2)	Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.
(3)	Primarily includes attritional catastrophe losses at Odyssey Group and Allied World.

The current accident year loss and loss adjustment expense ratio increased modestly to 64.8% in 2024 from 64.7% in 2023, primarily reflecting increased catastrophe losses in 2024 (as set out in the table above), partially offset by improved current period attritional loss experience at each of the companies within the Global Insurers and Reinsurers reporting segment.

The commission expense ratio decreased marginally to 17.1% in 2024 from 17.3% in 2023, primarily reflecting decreased net average commissions at Odyssey Group, partially offset by increased net average commissions at Allied World, principally due to changes in the mix of business written.

The underwriting expense ratio increased to 11.0% in 2024 from 10.3% in 2023, primarily reflecting increased personnel and technology costs at Odyssey Group as they continue to make investments to support their strategic initiatives and at Brit, as they continued to build out Ki Insurance to operate as a separate business.

Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the Global Insurers and Reinsurers reporting segment in 2024 and 2023 are shown in the following table:

	Gross premium written		Net premiums written		Net premiums earned
	2024	2023	2024	2023	2024	2023
Allied World	7,149.8	6,840.5	5,049.1	4,839.5	4,976.9	4,583.2
Odyssey Group	6,245.5	6,332.6	5,895.0	5,740.6	5,757.2	5,984.3
Brit	3,759.7	3,731.7	3,156.8	2,982.7	2,981.5	2,967.4
Global Insurers and Reinsurers	17,155.0	16,904.8	14,100.9	13,562.8	13,715.6	13,534.9

Gross premiums written increased by 1.5% in 2024, primarily reflecting increased premium volume at Allied World within its reinsurance segment (primarily North American property and casualty lines of business), partially offset by modest decreases at Odyssey Group (primarily relating to targeted decreases in U.S. crop insurance and the non-renewal of a large U.S. property reinsurance quota share agreement covering homeowners risks which contributed nominal underwriting profit).

Net premiums written increased by 4.0% in 2024 primarily reflecting the increases in gross premiums written and increased average retention, primarily at Odyssey Group (resulting from decreases in U.S. crop insurance which had a higher average cession rate) and Brit (principally related to increased retention in higher margin business). Net premiums earned increased by 1.3% in 2024, principally reflecting the increase in net premiums written during 2024 and 2023 and the timing between when premiums are written and when they are earned.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Operating activities and Other

Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $3,734.2 in 2024 from $3,885.2 in 2023, primarily reflecting the return of cash for unearned premium upon the non-renewal of a U.S. property reinsurance quota share agreement at Odyssey Group and increased net claims paid at Allied World, partially offset by increased interest and dividends received at each of the operating companies within the Global Insurers and Reinsurers reporting segment and increased net premium collections at Brit.

During 2024 the operating companies comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of $256.3 (2023 - $180.3) to non-controlling interests, with the increase in 2024 primarily reflecting the timing of a dividend payment to Allied World’s non-controlling interests. On December 13, 2024 the company purchased the remaining shares of Brit from Brit’s minority shareholder (OMERS) increasing the company’s ownership interest in Brit from 86.2% to 100.0%.

International Insurers and Reinsurers

	2024			2023
	International
	Insurers and			International
	Reinsurers,		International	Insurers
	excluding Gulf	Gulf	Insurers and	and
	Insurance	Insurance(2)	Reinsurers	Reinsurers(2)
Combined ratio, discounted	83.8%	95.4%	89.1%	85.5%

Combined ratio, undiscounted:
Loss & LAE - accident year	58.5%	77.5%	65.9%	63.0%
Commissions	20.7%	8.3%	15.9%	16.2%
Underwriting expenses	21.6%	21.9%	21.7%	21.3%
Combined ratio, undiscounted - accident year	100.8%	107.7%	103.5%	100.5%
Net favourable reserve development	(5.9)%	(6.8)%	(6.2)%	(4.6)%
Combined ratio, undiscounted - calendar year	94.9%	100.9%	97.3%	95.9%

Gross premiums written	3,769.2	2,736.3	6,505.5	3,587.3
Net premiums written	2,419.4	1,613.7	4,033.1	2,329.8
Net insurance revenue(1)	2,318.4	1,914.7	4,233.1	2,288.4

Insurance service result	375.9	87.7	463.6	330.8
Other insurance operating expenses	(166.8)	(118.0)	(284.8)	(180.9)
Discounting of losses and ceded losses on claims incurred in the period	(99.4)	(43.3)	(142.7)	(96.0)
Changes in the risk adjustment and other	7.9	59.7	67.6	37.0
Underwriting profit (loss)	117.6	(13.9)	103.7	90.9

(1)

Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading “Non-GAAP Financial Measures and Ratios”, for a reconciliation of Net insurance revenue to Net premiums earned.

(2)

Gulf Insurance was consolidated on December 26, 2023. These results differ from those published by Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023, including accounting differences for acquired contracts under IFRS 17.

International Insurers and Reinsurers, comprised of Group Re, Bryte Insurance, Fairfax Asia, Fairfax Latin America, Fairfax Central and Eastern Europe, and Eurolife’s and Gulf Insurance’s property and casualty insurance operations, provides diverse insurance and reinsurance coverage to its international customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions. For further details of operating subsidiaries refer to note 27 (Subsidiaries) to the consolidated financial statements for the year ended December 31, 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On December 26, 2023 the company commenced consolidating Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment and Gulf Insurance’s life insurance operations within the Life insurance and Run-off reporting segment, as described in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024. Gulf Insurance’s statement of earnings activity was reported commencing in the first quarter of 2024. Gulf Insurance is a diversified composite insurer based in Kuwait that operates across the MENA region through its subsidiaries.

Insurance service result

International Insurers and Reinsurers, excluding Gulf Insurance

Excluding Gulf Insurance, the insurance service result of $375.9 increased by $45.1 in 2024, primarily reflecting increases at Fairfax Asia (principally at Singapore Re due to lower insurance service expense relative to lower insurance revenue as Singapore Re focused on retaining higher margin business in 2024) and at Eurolife General (principally due to lower insurance service expense resulting from the absence of catastrophe losses in 2024 compared to 2023).

Gulf Insurance

The results presented in the table that follows differs from those published by Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023, including accounting differences for acquired contracts under IFRS 17. During 2024 the insurance contracts acquired increased net insurance revenue at Gulf Insurance by $326.5 and had a nominal benefit to the insurance service result. Gulf Insurance’s insurance service result also reflected a loss of $49.4 related to the unwind of certain acquisition accounting adjustments. The acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance, including accounting differences for acquired contracts, have been fully unwound during 2024 and as a result commencing in the first quarter of 2025 the differences to those published by Gulf Insurance will be eliminated.

The operating companies comprising the International Insurers and Reinsurers reporting segment had combined ratios, discounted, net insurance revenue and insurance service result in 2024 and 2023 as set out in the following table:

	Combined ratio,		Net Insurance		Insurance service
	discounted		revenue		result
	2024	2023	2024	2023	2024	2023
Group Re	87.5%	88.8%	392.8	420.9	49.2	47.2
Bryte Insurance	84.9%	84.2%	307.2	293.4	46.2	46.4
Fairfax Asia	82.5%	91.0%	404.8	374.9	70.8	33.5
Fairfax Latin America	78.2%	79.0%	564.8	605.0	123.0	127.3
Fairfax Central and Eastern Europe	86.1%	84.2%	564.0	512.7	78.3	81.0
Eurolife General	90.2%	105.6%	84.8	81.5	8.4	(4.6)
International Insurers and Reinsurers, excluding Gulf Insurance	83.8%	85.5%	2,318.4	2,288.4	375.9	330.8
Gulf Insurance	95.4%	—	1,914.7	—	87.7	—
International Insurers and Reinsurers	89.1%	85.5%	4,233.1	2,288.4	463.6	330.8

Underwriting profit

International Insurers and Reinsurers, excluding Gulf Insurance

Excluding Gulf Insurance, underwriting profit, on an undiscounted basis, of $117.6 and a combined ratio, undiscounted of 94.9% in 2024 improved compared to underwriting profit of $90.9 and a combined ratio, undiscounted of 95.9% in 2023, primarily reflecting a lower underwriting loss at Eurolife General (reflecting the absence of catastrophe losses in 2024 compared to 2023), and improved underwriting profit at Fairfax Asia (principally at Singapore Re and at Pacific Insurance reflecting higher net favourable prior year reserve development) and Bryte Insurance (principally lower accident year losses and loss adjustment expenses benefiting from previous underwriting and claims initiatives).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The operating companies comprising the International Insurers and Reinsurers reporting segment had combined ratios, undiscounted and underwriting profit (loss) in 2024 and 2023 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit (loss)
	2024	2023	2024	2023
Group Re	94.2%	94.0%	27.0	28.9
Bryte Insurance	94.9%	97.2%	14.9	7.6
Fairfax Asia	92.1%	93.9%	33.7	25.6
Fairfax Latin America	94.2%	94.9%	26.4	22.0
Fairfax Central and Eastern Europe	97.0%	95.9%	17.7	22.2
Eurolife General	102.9%	123.1%	(2.1)	(15.4)
International Insurers and Reinsurers, excluding Gulf Insurance	94.9%	95.9%	117.6	90.9
Gulf Insurance(1)	100.9%	—	(13.9)	—
International Insurers and Reinsurers	97.3%	95.9%	103.7	90.9

(1)

These results include acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023. Excluding those adjustments, Gulf Insurance reported underwriting profit of $35.5 and a combined ratio, undiscounted of 97.7% in 2024.

The current accident year loss and loss adjustment expense ratio, excluding Gulf Insurance, improved to 58.5% in 2024 from 63.0% in 2023, primarily reflecting lower losses at Bryte Insurance (lower losses on claims experience from underwriting and claims initiatives), Fairfax Latin America (lower than expected inflation benefiting claims costs) and Eurolife General (the absence of catastrophe losses in 2024).

The commission expense ratio, excluding Gulf Insurance, of 20.7% in 2024 increased from 16.2% in 2023, primarily reflecting a higher commission expense ratio at Fairfax Latin America (principally due to lower commission income on a quota share agreement at La Meridional).

The underwriting expense ratio, excluding Gulf Insurance, of 21.6% in 2024 was stable compared to 21.3% in 2023.

Net favourable prior year reserve development, excluding Gulf Insurance, increased to 5.9% in 2024 from 4.6% in 2023, primarily reflecting increased favourable development at a majority of the companies within the reporting segment, including at Fairfax Asia (across most companies and primarily in property, motor and accident and health lines of business), Fairfax Latin America (improvement at Fairfax Latam and Fairfax Brasil) and Group Re, partially offset by lower favourable development at Fairfax Central and Eastern Europe (primarily adverse development at Polish Re in their property line of business, principally related to prior year catastrophe losses).

Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the International Insurers and Reinsurers reporting segment in 2024 and 2023 are shown in the following table:

	Gross premiums written		Net premiums written		Net premiums earned
	2024	2023	2024	2023	2024	2023
Group Re	327.1	219.6	469.5	474.7	464.8	480.8
Bryte Insurance	413.5	394.1	293.8	271.4	292.5	274.6
Fairfax Asia	949.9	909.1	453.9	413.8	424.4	421.5
Fairfax Latin America	1,251.6	1,305.3	497.3	519.8	453.7	430.1
Fairfax Central and Eastern Europe	719.5	663.7	629.1	580.0	597.1	540.3
Eurolife General	107.6	95.5	75.8	70.1	71.9	66.6
International Insurers and Reinsurers, excluding Gulf Insurance	3,769.2	3,587.3	2,419.4	2,329.8	2,304.4	2,213.9
Gulf Insurance	2,736.3	—	1,613.7	—	1,478.3	—
International Insurers and Reinsurers	6,505.5	3,587.3	4,033.1	2,329.8	3,782.7	2,213.9

Gross premiums written, excluding Gulf Insurance, increased by 5.1% in 2024, principally reflecting increases at Group Re (principally growth in reinsurance of underlying insurance premiums written in India) and at Fairfax Central and Eastern Europe (principally organic growth at Colonnade Insurance in property, casualty and accident and health lines of business), partially offset by a decrease at Fairfax Latin America (principally due to a strategic shift to reduce exposure in certain lines of business).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net premiums written, excluding Gulf Insurance, increased by 3.8% in 2024, consistent with the growth in gross premiums written, other than at Group Re where net premiums written decreased slightly in 2024, reflecting the effects of a loss portfolio transfer reinsurance agreement entered into in 2024 and higher ceded premiums on new business.

Net premiums earned, excluding Gulf Insurance, increased by 4.1% in 2024, reflecting the same factors as net premiums written and the timing of premium recognition, including the effects of significant fluctuations in inflation in Argentina.

Gulf Insurance

Gulf Insurance’s property and casualty insurance operations principally underwrite risks for both commercial and retail marine and aviation, motor vehicles, property, engineering and general liability.

Gulf Insurance’s underwriting loss of $13.9 in 2024 was primarily driven by the unwind of certain acquisition accounting adjustments of $49.4. Excluding those adjustments, Gulf Insurance reported underwriting profit of $35.5 and a combined ratio, undiscounted of 97.7% in 2024 that included net favourable prior year reserve development of $100.3 (primarily in motor and medical lines of business), partially offset by adverse current accident year underwriting performance including catastrophe losses due to flooding in the Gulf region. Gulf Insurance’s commission expense ratio of 8.3% in 2024 was low relative to other companies in the International Insurers and Reinsurers reporting segment primarily due to strong reinsurance commission income as Gulf Insurance cedes a larger portion of its written premiums.

On September 12, 2024 the Kuwait Ministry of Health notified Gulf Insurance of its immediate termination of its significant health insurance contract for retired citizens (“AFYA”). In the first nine months of 2024 the AFYA insurance contract had experienced diminishing performance, resulting in a nominal impact on Gulf Insurance’s underwriting profit in 2024.

On April 25, 2024 the company completed a mandatory tender offer for the non-controlling interests in Gulf Insurance and increased its equity interest from 90.0% to 97.1% for cash consideration of $126.7.

Life insurance and Run-off

	2024			2023
	Life			Life
	Insurance(1)	Run-off	Total	Insurance(1)	Run-off	Total
Net premiums written	231.4	40.4	271.8	195.1	13.1	208.2

Insurance revenue	178.7	21.3	200.0	122.3	27.6	149.9
Insurance service expenses	(143.8)	(239.0)	(382.8)	(98.8)	(320.6)	(419.4)
Net reinsurance result	(5.4)	38.3	32.9	(2.0)	92.0	90.0
Insurance service result	29.5	(179.4)	(149.9)	21.5	(201.0)	(179.5)

(1)	Comprised of Eurolife and Gulf Insurance for 2024 and Eurolife for 2023. These results differ from those published by Eurolife and Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Eurolife on July 14, 2021 and Gulf Insurance on December 26, 2023, and the presentation of Eurolife and Gulf Insurance’s life insurance operations in the Life insurance and Run-off reporting segment in the table above and separate presentation of Eurolife and Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as “Eurolife General” and “Gulf Insurance”, respectively.

Life insurance

On December 26, 2023 the company commenced consolidating Gulf Insurance’s life insurance operations within the Life insurance and Run-off reporting segment. Gulf Insurance’s statement of earnings activity was reported commencing in the first quarter of 2024.

In the company’s segmented reporting, the assets, liabilities and results of operations of Eurolife and Gulf Insurance’s life insurance business are reported in Life insurance and Run-off and those of Eurolife and Gulf Insurance’s property and casualty insurance business are reported in International Insurers and Reinsurers. The discussion which follows makes reference to Eurolife and Gulf Insurance’s life insurance operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Eurolife and Gulf Insurance primarily underwrite traditional life insurance policies (endowments, deferred annuities, term life and whole life (Eurolife only)), group benefits including retirement benefits, and accident and health insurance policies which are included within net premiums written and insurance revenue. Life insurance revenue of $178.7 in 2024 principally related to Eurolife and primarily consisted of traditional life insurance policies (whole life and term life), group benefits including retirement benefits and accident and health insurance policies. Life insurance’s insurance service expenses of $143.8 in 2024 primarily consisted of Eurolife’s net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.

Run-off

The Run-off reporting segment was formed with the acquisition of the company’s interest in The Resolution Group (“TRG”) on August 11, 1999, and currently consists of the U.S. Run-off group, principally consisting of TIG Insurance Company and Riverstone Group Holding Company and its subsidiaries, including Resolution Group Reinsurance (Barbados) Limited. The U.S. Run-off group is managed by the dedicated RiverStone Run-off management operation in the U.S. which has 423 employees.

Run-off manages the company’s run-off businesses in the U.S and continues to manage essentially all of the company’s latent reserves. Run-off’s insurance service expenses of $239.0 in 2024 included net adverse prior year reserve development of $221.1 on an undiscounted basis related to legacy claims, primarily latent hazard claims, construction defects and workers’ compensation. Run-off’s insurance service expenses of $320.6 in 2023 included net adverse prior year reserve development of $259.4 on an undiscounted basis, principally related to latent hazard claims stemming from incremental increases in litigation activity and its associated costs.

During 2024 the holding company made capital contributions of $340.0 (2023 - $185.0) to Run-off to augment its capital.

Run-off’s cash flows may be volatile as to timing and amount, with potential variability arising principally from timing delays between when gross claims are paid and the subsequent collection from third party reinsurers. Further delays may occur while assets pledged to secure the payment of claims are released subsequent to the initial payment.

Non-insurance companies

	2024					2023
	Restaurants	Fairfax	Thomas			Restaurants	Fairfax	Thomas
	and retail(1)	India(2)	Cook India(3)	Other(4)	Total	and retail(1)	India(2)	Cook India(3)	Other(4)	Total
Revenue	1,953.9	319.2	973.4	3,436.3	6,682.8	1,772.3	263.3	941.6	3,637.3	6,614.5
Expenses	(1,797.9)	(281.9)	(929.3)	(3,461.4)	(6,470.5)	(1,690.7)	(251.4)	(906.5)	(3,720.1)	(6,568.7)
Pre-tax income (loss) before interest expense and other	156.0	37.3	44.1	(25.1)	212.3	81.6	11.9	35.1	(82.8)	45.8
Interest and dividends	10.0	(21.3)	—	2.2	(9.1)	9.9	(87.4)	—	1.4	(76.1)
Share of profit (loss) of associates	0.1	39.0	0.5	(1.4)	38.2	—	151.1	(0.1)	1.2	152.2
Operating income (loss)	166.1	55.0	44.6	(24.3)	241.4	91.5	75.6	35.0	(80.2)	121.9

(1)	Comprised primarily of Recipe, Sporting Life Group and Sleep Country (consolidated on October 1, 2024).
(2)	Comprised of Fairfax India and its subsidiaries. These results differ from those published by Fairfax India primarily due to Fairfax India’s application of investment entity accounting under IFRS Accounting Standards.
(3)	Comprised of Thomas Cook India and its subsidiaries including Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS Accounting Standards and Ind AS, and acquisition accounting adjustments.
(4)	Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge and Grivalia Hospitality.

FAIRFAX FINANCIAL HOLDINGS LIMITED

During 2024 the company completed the following significant acquisitions and commenced consolidating each entity in its Non-insurance companies reporting segment at the respective acquisition dates: On October 1, 2024 the company acquired all of the issued and outstanding common shares of Sleep Country, and consolidated Sleep Country within the Restaurants and retail operating segment; on November 29, 2024 the company increased its equity interest in Meadow Foods to 93.2%, and consolidated Meadow Foods within the Other operating segment, with Meadow Foods’ statement of earnings activity as a consolidated subsidiary to be reported commencing in the first quarter of 2025; and on December 20, 2024 the company increased its equity interest in Peak Achievement to 100.0% by acquiring the 42.6% equity interest owned by Sagard Holdings Inc. and the 14.8% equity interest owned by other minority shareholders and consolidated Peak Achievement within the Other operating segment, with Peak Achievement’s statement of earnings activity as a consolidated subsidiary to be reported commencing in the first quarter of 2025.

For further details of these acquisitions, refer to note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024.

Non-insurance companies’ revenue increased to $6,682.8 in 2024 from $6,614.5 in 2023, primarily reflecting the acquisition of Sleep Country (October 1, 2024) and the benefit its revenue contributed to the Restaurants and retail operating segment, and higher business volume at AGT, partially offset by lower business volume at Boat Rocker.

Non-insurance companies’ expenses decreased to $6,470.5 in 2024 from $6,568.7 in 2023, primarily due to lower non-cash goodwill impairment charges in 2024 as compared to 2023 (principally related to the company’s investment in Farmers Edge of $63.5 in 2023) and lower business volume at Boat Rocker, partially offset by the acquisition of Sleep Country (October 1, 2024).

Interest and Dividends

An analysis of interest and dividends is presented in the Investments section of this MD&A.

Share of Profit (Loss) of Associates

An analysis of share of profit (loss) of associates is presented in the Investments section of this MD&A.

Net Gains (Losses) on Investments

An analysis of net gains (losses) on investments is provided in the Investments section of this MD&A.

Interest Expense

Interest expense as presented in the consolidated statement of earnings was comprised as follows:

	2024	2023
Interest expense on borrowings:
Holding company	377.6	272.6
Insurance and reinsurance companies	79.0	57.9
Non-insurance companies(1)	136.7	130.0
	593.3	460.5
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	15.6	14.3
Non-insurance companies	40.1	35.2
	55.7	49.5
Consolidated interest expense	649.0	510.0

(1)	Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)	Represents accretion of lease liabilities using the effective interest method.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The increase in interest expense on borrowings at the holding company in 2024 principally reflected the issuance on March 22, 2024 of $1.0 billion principal amount of 6.35% unsecured senior notes due 2054, the accretion on the note payable to KIPCO for the acquisition of Gulf Insurance on December 26, 2023 and the issuance of $750.0 principal amount of 6.00% unsecured senior notes due 2033 ($400.0 issued on December 7, 2023 and the re-opening for issuances of $200.0 on January 12, 2024 and $150.0 on June 24, 2024), partially offset by the early redemptions on January 29, 2024 of $279.3 principal amount of 4.875% unsecured senior notes due 2024 and on March 15, 2024 of Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025.

The increase in interest expense on borrowings at the insurance and reinsurance companies in 2024 principally reflected the consolidation of Gulf Insurance’s borrowings of $172.9 on December 26, 2023 and Allied World becoming the primary co-obligor of the 2055 notes, partially offset by the early redemption on July 24, 2024 of Allied World’s $500.0 principal amount of 4.35% senior notes due 2025.

The increase in interest expense on borrowings at the non-insurance companies in 2024 principally reflected the interest expense of Sleep Country (consolidated October 1, 2024) on its borrowings of $456.6 and increased borrowings at Grivalia Hospitality to support new developments, partially offset by decreased borrowings at Recipe on its revolving credit facility.

Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.

For details of the company’s borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2024.

Corporate Overhead and Other

Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.

	2024	2023
Fairfax corporate overhead	217.2	270.2
Subsidiary holding companies’ corporate overhead	72.6	70.5
Subsidiary holding companies’ non-cash intangible asset amortization and impairment charges(1)	160.4	89.5
Corporate and other expenses as presented in the consolidated statement of earnings	450.2	430.2
Holding company interest and dividends	15.9	31.0
Holding company share of profit of associates	(96.8)	(32.2)
Investment management and administration fee income and other	(186.5)	(246.2)
Corporate overhead and other(2)	182.8	182.8

(1)	Non-cash intangible asset amortization and impairment charges principally related to customer and broker relationships.
(2)	Presented as Corporate overhead and other in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2024.

Fairfax corporate overhead decreased to $217.2 in 2024 from $270.2 in 2023, primarily reflecting lower charitable donations and legal, audit, and consulting fees, and non-recurring compensation expense in 2023. Subsidiary holding companies’ corporate overhead increased modestly to $72.6 in 2024 from $70.5 in 2023, primarily reflecting higher charitable donations, partially offset by lower legal, audit and consulting fees. Subsidiary holding companies’ non-cash intangible asset amortization and impairment charges increased to $160.4 in 2024 from $89.5 in 2023 primarily reflecting higher amortization of intangible assets at Gulf Insurance and non-cash impairment charges recorded on customer and broker relationship intangible assets.

Investment management and administration fee income and other decreased to $186.5 in 2024 from $246.2 in 2023 primarily as a result of no performance fee earned from Fairfax India in 2024 compared to an accrual of $69.4 in 2023. In 2024 the holding company received cash of $110.2 from Fairfax India for settlement of the performance fee pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023.

Interest and dividends, share of profit of associates and net gains (losses) on investments attributable to Corporate and Other are set out in the Investments section of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Income Taxes

The company’s effective income tax rate in 2024 of 24.4% (provision for income taxes of $1,375.6) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at lower rates than the Canadian statutory income tax rate (principally in the U.S. and Bermuda, partially offset by losses tax effected at lower rates in Mauritius and by Pillar Two global minimum taxes), and non-taxable investment income (principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada), partially offset by an increase to the unrecorded tax benefit of losses and temporary differences.

The company’s effective income tax rate in 2023 of 13.8% (provision for income taxes of $813.4) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at lower rates than the Canadian statutory income tax rate (principally in the U.S., Mauritius and Bermuda), non-taxable investment income (principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada), and deferred income tax assets recognized as a result of new tax laws in Bermuda, including the introduction of a 15% corporate income tax effective January 1, 2025 and a transition adjustment resulting in an increase to the opening tax basis of assets.

For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2024.

Non-controlling Interests

At December 31, 2024 non-controlling interests of $4,281.2 was comprised of non-controlling interests of the insurance and reinsurance companies of $2,740.2 (primarily related to Allied World, Odyssey Group, Brit (related to its subsidiary Ki Insurance) and Gulf Insurance) and non-controlling interests of the non-insurance companies of $1,541.0 (principally related to Fairfax India). For details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Balance Sheets by Reporting Segment

The company’s segmented balance sheets as at December 31, 2024 and 2023 present the assets and liabilities of, and the capital invested by the company in, each of the company’s reporting segments and categories. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each reporting segment or category is on a legal entity basis for the subsidiaries therein, in accordance with Fairfax’s IFRS accounting policies, and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of a subsidiary or on a subsequent step acquisition.
(b)	Certain of the company’s subsidiaries held equity interests in other Fairfax subsidiaries (“Fairfax affiliates”) at December 31, 2024. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including insurance contract receivables, reinsurance contract assets held, insurance contract payables and insurance contract liabilities, are not shown separately but are eliminated within the respective reporting segments and in “Corporate and eliminations”.
(c)	Corporate and eliminations includes the Fairfax holding company and its subsidiary intermediate holding companies, and the consolidating and eliminating entries required under IFRS Accounting Standards to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and Allied World and the primary insurers), which affects reinsurance contract assets held and insurance contract liabilities.

	Equity interests in Fairfax affiliates at December 31, 2024
			International
	North American	Global Insurers	Insurers and	Life insurance	Corporate &
	Insurers	and Reinsurers	Reinsurers	and Run-off	Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	2.0%	6.1%	—	—	91.9%	100.0%
TRG (Run-off)	—	—	31.5%	—	68.5%	100.0%
Singapore Re	—	8.8%	91.2%	—	—	100.0%

Investments in non-insurance affiliates(3)
Thomas Cook India	4.3%	20.0%	0.2%	2.0%	38.0%	64.5%
Fairfax India	11.7%	19.4%	4.2%	1.0%	6.4%	42.7%
Recipe	33.9%	43.9%	1.6%	0.3%	4.3%	84.0%
Boat Rocker	33.9%	5.9%	4.7%	—	—	44.5%
AGT	14.4%	20.5%	15.1%	—	15.7%	65.7%
Dexterra Group	5.4%	41.4%	—	2.9%	—	49.7%
Farmers Edge	24.0%	39.6%	6.9%	—	—	70.5%
Grivalia Hospitality	9.3%	27.2%	—	48.7%	—	85.2%
Sleep Country	29.6%	66.8%	3.6%	—	—	100.0%
Meadow Foods	31.0%	62.2%	—	—	—	93.2%
Peak Achievement	28.6%	71.4%	—	—	—	100.0%

(1)	This table excludes subsidiaries where the company’s equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance, Polish Re, Colonnade Insurance, Fairfax Ukraine, Eurolife and Gulf Insurance.
(2)	Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.
(3)	Investments in non-insurance affiliates are reported in portfolio investments on the segmented balance sheet.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2024

	Property and Casualty Insurance and Reinsurance
	North	Global	International			Non-	Corporate
	American	Insurers and	Insurers and		Life insurance	insurance	and
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies(3)	eliminations(4)	Consolidated
Assets
Holding company cash and investments	156.9	235.0	—	391.9	—	—	2,110.8	2,502.7
Insurance contract receivables	23.7	726.0	13.9	763.6	16.8	—	—	780.4
Portfolio investments(1)	15,016.9	37,126.4	9,226.1	61,369.4	4,090.6	2,291.9	(2,531.5)	65,220.4
Reinsurance contract assets held	1,970.0	7,050.7	2,182.3	11,203.0	413.7	—	(934.1)	10,682.6
Deferred income tax assets	48.3	123.3	57.7	229.3	0.9	88.6	6.2	325.0
Goodwill and intangible assets	784.6	2,230.6	1,068.1	4,083.3	12.8	4,181.7	0.4	8,278.2
Due from affiliates	215.5	18.3	8.2	242.0	347.4	1.4	(590.8)	—
Other assets	616.7	836.1	406.0	1,858.8	1,585.2	5,203.8	340.2	8,988.0
Investments in Fairfax insurance and reinsurance affiliates(2)	130.0	307.3	42.2	479.5	22.0	—	(501.5)	—
Total assets	18,962.6	48,653.7	13,004.5	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3

Liabilities
Accounts payable and accrued liabilities	446.9	942.3	665.1	2,054.3	346.3	3,170.4	507.3	6,078.3
Derivative obligations	36.8	227.5	1.2	265.5	8.1	82.7	0.6	356.9
Deferred income tax liabilities	7.5	613.3	337.3	958.1	64.4	514.3	177.2	1,714.0
Insurance contract payables	40.4	205.5	63.3	309.2	613.8	—	—	923.0
Insurance contract liabilities	10,798.0	28,219.4	5,244.3	44,261.7	4,280.2	—	(939.7)	47,602.2
Due to affiliates	9.6	3.3	11.3	24.2	—	71.2	(95.4)	—
Borrowings - holding company and insurance and reinsurance companies	38.4	772.4	165.0	975.8	—	—	7,882.4	8,858.2
Borrowings - non-insurance companies	—	—	—	—	—	2,888.9	6.6	2,895.5
Total liabilities	11,377.6	30,983.7	6,487.5	48,848.8	5,312.8	6,727.5	7,539.0	68,428.1

Equity
Shareholders’ equity attributable to shareholders of Fairfax	7,585.0	17,137.4	6,177.5	30,899.9	1,172.2	4,907.9	(12,912.0)	24,068.0
Non-controlling interests	—	532.6	339.5	872.1	4.4	132.0	3,272.7	4,281.2
Total equity	7,585.0	17,670.0	6,517.0	31,772.0	1,176.6	5,039.9	(9,639.3)	28,349.2
Total liabilities and total equity	18,962.6	48,653.7	13,004.5	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3

Capital
Borrowings	38.4	772.4	165.0	975.8	—	2,888.9	7,889.0	11,753.7
Investments in Fairfax affiliates	1,290.1	2,317.0	214.0	3,821.1	405.9	—	(4,227.0)	—
Shareholders’ equity attributable to shareholders of Fairfax	6,294.9	13,165.7	5,754.5	25,215.1	766.3	3,498.9	(5,412.3)	24,068.0
Non-controlling interests	—	2,187.3	548.5	2,735.8	4.4	1,541.0	—	4,281.2
Total capital	7,623.4	18,442.4	6,682.0	32,747.8	1,176.6	7,928.8	(1,750.3)	40,102.9
% of consolidated total capital	19.0%	46.0%	16.7%	81.7%	2.9%	19.8%	(4.4)%	100.0%

(1)	Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)	Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)	Sleep Country, Meadow Foods and Peak Achievement were consolidated on October 1, 2024, November 29, 2024 and December 20, 2024, respectively, as described in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024.
(4)	Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2023

	Property and Casualty Insurance and Reinsurance
	North	Global	International			Non-	Corporate
	American	Insurers and	Insurers and		Life insurance	insurance	and
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	eliminations(3)	Consolidated
Assets
Holding company cash and investments	126.7	144.2	—	270.9	—	—	1,510.7	1,781.6
Insurance contract receivables	30.9	873.8	10.6	915.3	10.8	—	—	926.1
Portfolio investments(1)	14,223.8	35,203.6	8,752.6	58,180.0	4,318.0	2,496.5	(1,572.4)	63,422.1
Reinsurance contract assets held	2,034.4	7,301.2	2,037.8	11,373.4	454.3	—	(940.0)	10,887.7
Deferred income tax assets	27.9	124.2	59.2	211.3	1.3	54.1	34.4	301.1
Goodwill and intangible assets	838.9	2,278.5	1,128.3	4,245.7	8.4	2,121.6	0.6	6,376.3
Due from affiliates	215.5	33.2	2.1	250.8	338.8	—	(589.6)	—
Other assets	605.6	845.3	608.9	2,059.8	1,394.8	4,377.4	458.2	8,290.2
Investments in Fairfax insurance and reinsurance affiliates(2)	29.4	102.8	48.8	181.0	15.5	—	(196.5)	—
Total assets	18,133.1	46,906.8	12,648.3	77,688.2	6,541.9	9,049.6	(1,294.6)	91,985.1

Liabilities
Accounts payable and accrued liabilities	499.8	1,043.1	540.8	2,083.7	257.6	2,625.6	520.3	5,487.2
Derivative obligations	21.6	329.1	0.7	351.4	—	61.0	32.5	444.9
Deferred income tax liabilities	41.0	500.7	324.3	866.0	69.6	274.2	40.5	1,250.3
Insurance contract payables	52.2	367.4	133.9	553.5	653.4	—	—	1,206.9
Insurance contract liabilities	10,154.6	27,495.7	4,999.6	42,649.9	4,466.7	—	(945.2)	46,171.4
Due to affiliates	23.4	6.4	19.9	49.7	0.8	159.9	(210.4)	—
Borrowings - holding company and insurance and reinsurance companies	38.4	684.3	172.9	895.6	—	—	6,928.9	7,824.5
Borrowings - non-insurance companies	—	—	—	—	—	1,891.8	7.2	1,899.0
Total liabilities	10,831.0	30,426.7	6,192.1	47,449.8	5,448.1	5,012.5	6,373.8	64,284.2

Equity
Shareholders’ equity attributable to shareholders of Fairfax	7,302.1	16,013.8	6,112.1	29,428.0	1,081.5	3,913.0	(11,472.0)	22,950.5
Non-controlling interests	—	466.3	344.1	810.4	12.3	124.1	3,803.6	4,750.4
Total equity	7,302.1	16,480.1	6,456.2	30,238.4	1,093.8	4,037.1	(7,668.4)	27,700.9
Total liabilities and total equity	18,133.1	46,906.8	12,648.3	77,688.2	6,541.9	9,049.6	(1,294.6)	91,985.1

Capital
Borrowings	38.4	684.3	172.9	895.6	—	1,891.8	6,936.1	9,723.5
Investments in Fairfax affiliates	808.0	1,408.2	171.5	2,387.7	423.2	—	(2,810.9)	—
Shareholders’ equity attributable to shareholders of Fairfax	6,494.1	12,615.7	5,637.4	24,747.2	658.3	2,402.5	(4,857.5)	22,950.5
Non-controlling interests	—	2,456.2	647.3	3,103.5	12.3	1,634.6	—	4,750.4
Total capital	7,340.5	17,164.4	6,629.1	31,134.0	1,093.8	5,928.9	(732.3)	37,424.4
% of consolidated total capital	19.6%	45.9%	17.7%	83.2%	2.9%	15.8%	(1.9)%	100.0%

(1)	Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)	Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)	Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

Changes to the assets and liabilities on the company’s consolidated balance sheet at December 31, 2024 compared to December 31, 2023 were primarily due to the consolidation of Sleep Country, Meadow Foods and Peak Achievement on October 1, 2024, November 29, 2024 and December 20, 2024, respectively, increased business volumes at the property and casualty insurance and reinsurance companies and a significant increase in interest and dividends primarily from the company’s fixed income portfolio.

Holding company cash and investments increased to $2,502.7 ($2,502.1 net of $0.6 of holding company derivative obligations) at December 31, 2024 from $1,781.6 at December 31, 2023 ($1,749.1 net of $32.5 of holding company derivative obligations). Significant cash transactions at the holding company in 2024 are set out in the Financial Condition section of this MD&A under the heading “Liquidity”.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance contract receivables decreased by $145.7 to $780.4 at December 31, 2024 from $926.1 at December 31, 2023 principally related to Brit, primarily reflecting timing of settlements with agents and brokers, and Brit’s strategic reduction in its use of reinsurance to retain more profitable business.

Portfolio investments comprise investments carried at fair value and investments that are equity accounted, the aggregate carrying value of which was $65,220.4 at December 31, 2024 ($64,864.1 net of subsidiary derivative obligations) compared to an aggregate carrying value at December 31, 2023 of $63,422.1 ($63,009.7 net of subsidiary derivative obligations). The increase of $1,854.4 principally reflected net cash generated by insurance and reinsurance underwriting operations, interest and dividends earned by the property and casualty insurance and reinsurance companies of $2,224.6 and share of profit of associates of $956.3, partially offset by net unrealized losses on bonds and common stocks, in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.

Subsidiary cash and short term investments increased by $343.9, primarily due to net cash generated by insurance and reinsurance underwriting operations and interest and dividends received primarily from the insurance and reinsurance companies’ fixed income portfolio, partially offset by cash consideration paid on the acquisitions of Sleep Country, Meadow Foods and Peak Achievement.

Bonds (including bonds pledged for derivative obligations) increased by $668.9, primarily reflecting net purchases of other government bonds, first mortgage loans and corporate and other bonds, partially offset by net unrealized losses on bonds as a result of the changing interest rate environment.

Common stocks increased by $265.2 primarily reflecting net purchases of common stocks, partially offset by net unrealized losses, and the commencement of the equity method of accounting for John Keells and Marval Guru Fund during the first quarter and third quarter of 2024, respectively.

Investments in associates increased by $468.3 primarily reflecting share of profit of associates of $956.3 and the commencement of the equity method of accounting for John Keells and Marval Guru Fund, partially offset by the sale of the company’s investment in Stelco, the consolidations of Peak Achievement and Meadow Foods (both previously equity accounted), the recognition of distributions and dividends from associates and joint ventures, and share of other comprehensive loss of associates (principally foreign currency translation losses).

Derivatives and other invested assets, net of derivative obligations, increased by $190.5 primarily reflecting higher net receivables from counterparties on foreign exchange contracts and net purchases of investment properties.

Reinsurance contract assets held decreased by $205.1 to $10,682.6 at December 31, 2024 from $10,887.7 at December 31, 2023 primarily reflecting decreases at Allied World (principally relating to timing of settlement of claims) and Odyssey Group (principally relating to targeted decreases in U.S. crop insurance) and the impact of the U.S. dollar strengthening relative to the company’s reinsurance contract assets held denominated in other currencies.

Deferred income tax assets increased by $23.9 to $325.0 at December 31, 2024 from $301.1 at December 31, 2023 primarily reflecting deferred income tax assets recognized on the acquisition of Sleep Country.

Goodwill and intangible assets increased by $1,901.9 to $8,278.2 at December 31, 2024 from $6,376.3 at December 31, 2023 primarily reflecting the consolidations of Sleep Country, Peak Achievement and Meadow Foods (goodwill of $517.3, $279.0 and $222.0, and intangible assets of $398.3, $443.0 and $322.2, respectively), partially offset by the amortization of intangible assets and the impact of the significant strengthening of the U.S. dollar against a number of other currencies in which the company’s goodwill and intangible assets are denominated.

The allocation by operating segment at December 31, 2024 of goodwill of $4,124.9 and intangible assets of $4,153.3 (December 31, 2023 - $3,121.9 and $3,254.4), is described in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2024. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2024 and it was concluded that no significant impairments had occurred.

Other assets increased by $697.8 to $8,988.0 at December 31, 2024 from $8,290.2 at December 31, 2023 primarily reflecting the consolidation of Sleep Country ($423.3), Peak Achievement ($281.6) and Meadow Foods ($201.3) and increases in unit-linked insurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

products at Eurolife, partially offset by the call option exercised on the non-controlling interest in Brit and lower receivables related to indemnities at Fairfax Asia and to government tax credits at Boat Rocker.

Accounts payable and accrued liabilities increased by $591.1 to $6,078.3 at December 31, 2024 from $5,487.2 at December 31, 2023 primarily reflecting the consolidation of Sleep Country ($347.9), Peak Achievement ($129.9) and Meadow Foods ($137.3) and Pillar Two global minimum taxes of $93.7, partially offset by lower payables for securities purchased but not yet settled and decreases in pension and post retirement liabilities.

Deferred income tax liabilities increased by $463.7 to $1,714.0 at December 31, 2024 from $1,250.3 at December 31, 2023 principally reflecting deferred income tax liabilities recognized on the consolidation of Meadow Foods, Sleep Country, and Peak, net unrealized gains on investments at the holding company (principally related to the company’s investment in long equity total return swaps on Fairfax subordinate voting shares), and discounting on insurance contracts and reinsurance contract assets held not recognized for U.S. tax purposes.

Insurance contract payables decreased by $283.9 to $923.0 at December 31, 2024 from $1,206.9 at December 31, 2023 primarily reflecting a decrease in payables to agents and brokers at Brit (reflecting timing of settlements and Brit’s strategic reduction in its use of reinsurance to retain more profitable business) and a decrease in non-unit linked insurance products at Eurolife.

Insurance contract liabilities increased by $1,430.8 to $47,602.2 at December 31, 2024 from $46,171.4 at December 31, 2023 primarily reflecting increased business volumes (principally at Crum & Forster and Allied World) and current period catastrophe losses (principally in the Global Insurers and Reinsurers reporting segment), partially offset by increased net paid losses settled at Run-off.

Borrowings – holding company and insurance and reinsurance companies increased by $1,033.7 to $8,858.2 at December 31, 2024 from $7,824.5 at December 31, 2023 primarily reflecting net proceeds of $353.1 on re-opening of the company’s unsecured senior notes due 2033 and net proceeds of $2,077.8 from the issuances of unsecured senior notes due 2034, 2054 and 2055, partially offset by the redemptions of the company’s unsecured senior notes due 2024 and 2025 for cash consideration of $537.1, the redemption of Allied World’s senior notes for cash consideration of $505.1 and the annual payment of $165.0 on the note payable to KIPCO related to the acquisition of Gulf Insurance.

Borrowings - non-insurance companies increased by $996.5 to $2,895.5 at December 31, 2024 from $1,899.0 at December 31, 2023 primarily reflecting the consolidation of Sleep Country ($456.6), Peak Achievement ($432.7) and Meadow Foods ($235.9), partially offset by a decrease in borrowings on Recipe’s revolving credit facility.

Non-controlling interests decreased by $469.2 to $4,281.2 at December 31, 2024 from $4,750.4 at December 31, 2023 primarily reflecting net changes in capitalization ($513.5, principally related to the acquisition of the non-controlling interest in Brit and the additional interest acquired in Gulf Insurance through a mandatory tender offer) and dividends paid to non-controlling interests ($294.7, primarily by the Global Insurers and Reinsurers reporting segment), partially offset by the non-controlling interests’ share of net earnings ($388.0). For further details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2024.

Comparison of 2023 to 2022 – Total assets and total liabilities increased to $91,985.1 and $64,284.2 at December 31, 2023 from $78,818.5 and $55,799.8 at December 31, 2022 primarily reflecting the consolidation of Gulf Insurance on December 26, 2023, increased business volumes at the property and casualty insurance and reinsurance companies, a significant increase in interest and dividends primarily from the company’s fixed income portfolio and net proceeds received from the sale of Brit’s Managing General Underwriter operations, Ambridge. Refer to note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024 for additional details.

Liability for Incurred Claims for Insurance Contracts

Since 1985, in order to ensure so far as possible that the company’s liability for incurred claims for insurance contracts (often called “loss reserves” or “provision for claims”), is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company’s property and casualty insurance and reinsurance operations and at Life insurance and Run-off are subject to several reviews. The loss reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The tables below present the company’s property and casualty insurance and reinsurance companies and Run-off’s liability for incurred claims, on an undiscounted basis and excluding risk adjustment, by reporting segment and line of business:

December 31, 2024

	Property and Casualty Insurance and Reinsurance
	North		International
	American	Global Insurers	Insurers and
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	Total(1)
Property	1,036.5	6,684.6	1,859.9	9,581.0	21.8	9,602.8
Casualty	8,862.9	21,236.1	1,446.4	31,545.4	987.2	32,532.6
Specialty	307.8	1,670.0	915.0	2,892.8	0.4	2,893.2
Insurance contracts - LIC (excluding risk adjustment and discounting)	10,207.2	29,590.7	4,221.3	44,019.2	1,009.4	45,028.6

(1)	Excludes provision for claims for life policy benefits of $73.4.

December 31, 2023

	Property and Casualty Insurance and Reinsurance
	North		International
	American	Global Insurers	Insurers and
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	Total(1)
Property	973.7	6,476.4	1,550.6	9,000.7	28.9	9,029.6
Casualty	8,275.6	20,384.4	1,120.0	29,780.0	1,221.5	31,001.5
Specialty	289.4	1,526.9	690.6	2,506.9	0.9	2,507.8
Insurance contracts - LIC (excluding risk adjustment and discounting)	9,538.7	28,387.7	3,361.2	41,287.6	1,251.3	42,538.9

(1)	Excludes provision for claims for life policy benefits of $54.3.

In the ordinary course of carrying on business, the company’s property and casualty insurance and reinsurance and Run-off operations may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers’ compensation business); deposits of funds at Lloyd’s in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. Cash and investments pledged by the company’s subsidiaries at December 31, 2024 of $8.5 billion, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2024, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations (these pledges do not involve the cross-collateralization by one subsidiary of another subsidiary’s obligations).

The liability for incurred claims for insurance contracts is established by the company’s insurance companies using the case method when claims are initially reported. The provisions for claims are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company’s reinsurance companies rely on initial and subsequent premium and loss information received from ceding companies to establish estimates of their provisions for losses. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of losses including incurred but not reported losses based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about claims becomes known and the liability for incurred claims for insurance contracts may consequently be adjusted upward or downward. Because of the various elements of estimation encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates can be developed.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The development of the provision for losses is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated reserves at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable prior year reserve development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable prior year reserve development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable (unfavourable) reserve development in the table that follows excludes the loss reserve development of a subsidiary in the year it is acquired.

Net favourable (unfavourable) prior year reserve development, on an undiscounted basis, by reporting segment for the years ended December 31 were comprised as follows:

	Favourable/(Unfavourable)
Property and Casualty Insurance and Reinsurance	2024	2023
North American Insurers	101.0	127.2
Global Insurers and Reinsurers	257.4	81.6
International Insurers and Reinsurers	235.2	100.8
Net favourable prior year reserve development	593.6	309.6
Run-off - net adverse prior year reserve development	(221.1)	(259.4)
Net favourable prior year reserve development	372.5	50.2

The company endeavours to establish an adequate liability for incurred claims for insurance contracts at the balance sheet date, with the objective of remaining prudently reserved during the expected claims settlement period. The reserves will always be subject to upward or downward experience adjustment in the future which could differ significantly from the past due to many unknown factors.

Available on Fairfax’s website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2024 are tables that show the historical reserve development of the liability for incurred claims for insurance contracts of the underlying operating companies in the company’s property and casualty insurance and reinsurance reporting segments: North American Insurers (comprised of Northbridge, Crum & Forster and Zenith National), Global Insurers and Reinsurers (comprised of Odyssey Group, Brit and Allied World) and International Insurers and Reinsurers.

Asbestos, Pollution and Other Latent Hazards

The company’s insurance contract liabilities and reinsurance contract assets held include estimates for exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively “APO exposures”).

A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims; substantially all of these claims are now managed by Run-off. The unpredictability of the underlying litigation, unsettled legal principles regarding coverage, and unfavorable legislation create uncertainty around these claims that significantly affects the ability of insurers and reinsurers to estimate the amount of unpaid claims and settlement expenses.

Asbestos trial results have been mixed, with some verdicts favourable for plaintiffs and others for defendants. Many courts in asbestos and other latent injury claims allow scientifically unsupported studies and reports as evidence of causation, fueling questionable claims. Recently, however, a few courts have applied evidence rules more diligently, disallowing the evidence and dismissing cases. A growing body of research in genetics provides further support for defenses asserting plaintiffs’ disease more likely was caused by genetic factors. The company continues to implement strategies regarding these issues and will evaluate and adjust its reserves as necessary.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company also faces claims exposure from environmental pollution and other latent injury allegedly from exposure to harmful substances in consumer products including talc, pharmaceutical products, pesticides and other chemical products, as well as from sports-related head injury and opioid addiction. Increasing sexual molestation injury claims continue to present exposure to the company, as more states enact laws extending time to sue. The company also has received pollution and bodily injury claims involving per-and polyfluoroalkyl substances (“PFAS”). The company monitors numerous other potential or emerging mass torts; often these torts do not implicate any policy for which the company is responsible, and sometimes the nature of the claims may place them outside the scope of coverage of policies that may otherwise be implicated. Disputes regarding coverage for lead paint, sexual molestation, and opioid addiction liabilities have resulted in rulings and precedents that may limit the company’s exposures, and coverage relating to various other types of tort claims remains in dispute and undecided.

Reserves for asbestos, pollution and other latent hazards cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. The uncertainty around future estimates is driven by the lack of historical experience to draw from, uncertainty surrounding the volume of such claims and reporting patterns, emerging science that examines the risk of disease posed by these substances, changes in law impacting both liability and coverage, inconsistent trial results, insolvencies of defendants and co-insurers, and social and economic inflation. As each insured presents different liability and coverage issues, the company evaluates its asbestos, pollution and other latent hazard exposure on an insured-by-insured basis. Since the mid-1990’s the company has utilized a sophisticated methodology that draws upon company experience and claim data sets to assess liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice”. In conjunction with the exposure-based analysis, the company also uses aggregate industry methods when setting its overall asbestos, pollution and other latent hazard reserves.

Following is an analysis of the company’s insurance contract liabilities, gross and net of reinsurance, undiscounted and excluding risk adjustment, from U.S. asbestos exposures for the years ended December 31:

	2024		2023
	Gross	Net(1)	Gross	Net(1)
Asbestos
Insurance contract liabilities for asbestos claims at January 1	997.7	787.5	1,077.3	820.1
Asbestos losses incurred during the year	146.4	119.2	165.0	120.2
Asbestos losses paid during the year	(305.0)	(199.7)	(244.6)	(152.8)
Insurance contract liabilities for asbestos claims at December 31	839.1	707.0	997.7	787.5

(1)	Net of asset for incurred claims for reinsurance contract assets held, undiscounted and excluding risk adjustment.

To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, policy coverage or the ability to recover reinsurance, additional adjustments to insurance contract liabilities beyond current estimates may emerge in future periods.

Reinsurance Contract Assets Held

The company’s property and casualty insurance and reinsurance operations purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously, and generally to protect capital by limiting loss exposure to acceptable levels.

Reinsurance contract assets held on the consolidated balance sheet decreased by $205.1 from $10,887.7 at December 31, 2023 to $10,682.6 at December 31, 2024 (principally comprised of the asset for incurred claims for reinsurance contracts held of $10,666.8), primarily reflecting decreases at Allied World (principally relating to timing of settlement of claims) and Odyssey Group (principally relating to targeted decreases in U.S. crop insurance) and the impact of the U.S. dollar strengthening relative to the company’s reinsurance contract assets held denominated in other currencies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the company’s top 10 reinsurance groups (ranked by reinsurance contract assets held from reinsurers, presented on an undiscounted basis excluding risk adjustment and including the unearned portion of premiums ceded to reinsurers) at December 31, 2024, which represented 51.5% (December 31, 2023 – 53.7%) of reinsurance contract assets held from reinsurers, undiscounted.

			Reinsurance	Net unsecured
		A.M. Best	Contract Assets	Reinsurance Contract
		rating (or S&P	Held,	Assets Held,
Reinsurance group	Principal reinsurers	equivalent)(1)	undiscounted(2)	undiscounted(3)
Munich Re	Munich Reinsurance Company	A+	1,677.0	1,481.1
Swiss Re	Swiss Reinsurance America Corporation	A+	1,247.5	1,229.8
Everest	Everest Reinsurance (Bermuda), Ltd	A+	845.5	748.7
Berkshire Hathaway	General Reinsurance Corporation	A++	696.7	695.7
Talanx	Hannover Rück SE	A+	674.8	668.5
Sompo Holdings	Endurance Assurance Corporation	A+	639.0	629.1
RenaissanceRe	RenaissanceRe Europe AG	A+	589.2	577.8
MS&AD	MS First Capital Insurance Limited	A	470.7	456.0
CVC Capital	Lloyd's Syndicate 3500	A+	453.0	250.7
Risk Management Agency	Federal Crop Insurance Corporation	NR	416.4	416.4
Top 10 reinsurance groups			7,709.8	7,153.8
Other reinsurers			7,261.3	6,808.1
Reinsurance contract assets held, undiscounted			14,971.1	13,961.9
Provision for uncollectible reinsurance			(201.3)	(201.3)
Reinsurance contract assets held, undiscounted			14,769.8	13,760.6

(1)	Financial strength rating of principal reinsurer.
(2)	Excludes specific provisions for uncollectible reinsurance.
(3)	Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

Reinsurance contract assets held, undiscounted in the table above is reconciled to the amounts presented on the consolidated balance sheet at December 31, 2024 as follows:

December 31, 2024
As presented above	14,769.8
Effects of discounting	(1,753.4)
Risk adjustment for non-financial risk	1,097.9
Premiums payable to reinsurers and other	(3,431.7)
Reinsurance contract assets held	10,682.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents reinsurance contract assets held, undiscounted from reinsurers at December 31, 2024 according to the financial strength rating of the reinsurers. Shown separately are pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk.

			Net unsecured
	Reinsurance		Reinsurance
	Contract Assets	Balance for	Contract Assets
	Held,	which security	Held,
A.M. Best rating (or S&P equivalent)	undiscounted	is held	undiscounted
A++	951.8	5.5	946.3
A+	8,193.4	379.2	7,814.2
A	3,475.4	171.5	3,303.9
A-	587.1	43.8	543.3
B++	172.9	1.5	171.4
B+	52.5	—	52.5
B or lower	113.9	—	113.9
Not rated	907.9	407.7	500.2
Pools and associations	516.2	—	516.2
	14,971.1	1,009.2	13,961.9
Provision for uncollectible reinsurance	(201.3)		(201.3)
Reinsurance contract assets held, undiscounted	14,769.8		13,760.6

To support reinsurance contract assets held, undiscounted the company had the benefit of letters of credit or trust funds totaling $1,009.2 at December 31, 2024. In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $201.3 at December 31, 2024 related to net unsecured reinsurance contract assets held, undiscounted of $838.0 from reinsurers rated B++ or lower, including those that are not rated (which excludes pools and associations).

Credit risk associated with the company’s reinsurance contract assets held is discussed in note 22 (Financial Risk Management, under the heading “Credit Risk”) to the consolidated financial statements for the year ended December 31, 2024. From the credit risk analysis performed by its reinsurance security department, the company believes that its provision for uncollectible reinsurance is reasonable for all incurred losses arising from uncollectible reinsurance at December 31, 2024.

The consolidated net reinsurance result was a net cost of $1,744.5 (2023 - $1,033.7), comprised of (i) cost of reinsurance of $6,197.7 (2023 - $4,977.4) that consists of premiums ceded to reinsurers of $7,562.0 (2023 - $6,322.3), partially offset by commission income on ceded premiums of $1,364.3 (2023 - $1,344.9), less (ii) recoveries of insurance service expenses of $4,453.2 (2023 - $3,943.7) that included the effects of discounting and risk adjustment, which reduced recoveries of incurred claims by $470.5 (2023 - $812.5).

Year ended December 31, 2024

	Property and Casualty Insurance and Reinsurance
			International		Life
	North American	Global Insurers	Insurers and		insurance and	Inter-
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	company	Consolidated
Cost of reinsurance	(1,297.9)	(2,706.2)	(2,592.4)	(6,596.5)	(27.2)	426.0	(6,197.7)
Recoveries of insurance service expenses	1,209.2	1,943.6	1,713.2	4,866.0	60.1	(472.9)	4,453.2
Net reinsurance result	(88.7)	(762.6)	(879.2)	(1,730.5)	32.9	(46.9)	(1,744.5)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2023

	Property and Casualty Insurance and Reinsurance
	North		International		Life
	American	Global Insurers	Insurers and		insurance and	Inter-
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	company	Consolidated
Cost of reinsurance	(1,296.8)	(2,916.7)	(1,165.4)	(5,378.9)	(4.9)	406.4	(4,977.4)
Recoveries of insurance service expenses	1,226.9	2,235.0	810.5	4,272.4	94.9	(423.6)	3,943.7
Net reinsurance result	(69.9)	(681.7)	(354.9)	(1,106.5)	90.0	(17.2)	(1,033.7)

Premiums ceded to reinsurers increased to $7,562.0 in 2024 from $6,322.3 in 2023 principally reflecting the consolidation of Gulf Insurance on December 26, 2023. Excluding Gulf Insurance, premiums ceded to reinsurers decreased by $126.6 primarily reflecting decreases in U.S. crop insurance at Odyssey Group and increased retention at Brit and Singapore Re, partially offset by higher business volumes at Allied World and Crum & Forster.

Commission income on ceded premiums increased marginally to $1,364.3 in 2024 from $1,344.9 in 2023, primarily reflecting increased business volumes and higher average commission rates at Crum & Forster and the consolidation of Gulf Insurance’s commission income in 2024, partially offset by a decrease at Singapore Re commensurate with its decrease in premiums ceded and lower commission income on a quota share agreement at La Meridional.

Recoveries of insurance service expenses increased to $4,453.2 in 2024 from $3,943.7 in 2023 principally reflecting the consolidation of Gulf Insurance on December 26, 2023. Excluding Gulf Insurance, recoveries of insurance service expenses decreased by $579.9 primarily at Odyssey Group (lower U.S. crop losses ceded to reinsurers), Fairfax Latam (decreased claims on fronting arrangements) and Allied World (improved current period ceded loss experience), partially offset by a lower benefit from discounting losses on claims due to lower average discount rates in 2024 resulting in increased ceded losses on claims.

The use of reinsurance in 2024 decreased cash provided by operating activities by approximately $1,245.5 (2023 - $1,237.2) primarily reflecting the timing of premiums paid to reinsurers in 2024 and 2023 which was earlier than the collection of reinsurance on claims paid.

Investments

Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”) is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, the property and casualty insurance and reinsurance operations, Life insurance and Run-off companies, and Fairfax India. Following a long term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with the company’s Chief Executive Officer and one other corporate officer serving as members of Hamblin Watsa’s investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company’s Board of Directors, management and operating companies served by Hamblin Watsa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) for the company’s first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives, interest rate swaps and credit default swaps and included in common stocks are investments in associates and equity derivatives.

	Cash and
	short term		Preferred	Common	Real	Total	Investments
Year(1)	investments	Bonds(2)	stocks	stocks	estate(3)	investments(4)	per share ($)(5)
1985	6.4	14.1	1.0	2.5	—	24.0	4.80
↕
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(6)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
2019(7)	10,652.2	16,499.9	582.9	10,539.5	730.1	39,004.6	1,453.71
2020	13,860.6	16,483.3	609.9	11,504.9	712.7	43,171.4	1,649.24
2021(8)(9)	22,796.8	14,700.7	2,419.9	12,249.1	850.4	53,016.9	2,221.48
2022(10)	10,386.4	29,209.5	2,349.1	12,832.3	702.2	55,479.5	2,378.51
2023(11)	8,094.0	37,709.9	2,459.6	15,863.7	631.6	64,758.8	2,815.20
2024	8,698.1	38,547.0	2,385.2	16,930.3	805.6	67,366.2	3,108.95

(1)	IFRS basis since 2010.
(2)	Includes the company’s investment in other funds with a carrying value of $389.9 at December 31, 2024 (December 31, 2023 - $305.7, December 31, 2022 - $202.8, December 31, 2021 - $195.5, December 31, 2020 - $195.4, December 31, 2019 - $175.6, December 31, 2018 - $150.3, December 31, 2017 - $90.9, December 31, 2016 - $157.1, December 31, 2015 - $1,094.0) that are invested principally in fixed income securities.
(3)	Includes the company’s equity accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017. Grivalia Properties was deconsolidated upon its merger into Eurobank on May 17, 2019. Eurobank is included in common stocks in the table above.
(4)	Comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet.
(5)	Total investments divided by the number of common shares effectively outstanding as presented in the consolidated financial statements. This supplementary financial measure is presented principally to indicate the significance of the company’s investments in the composition of book value per basic share.
(6)	Increases primarily related to Allied World’s investment portfolio of $7,918.8, which the company commenced consolidating on July 6, 2017.
(7)	Excludes European Run-off’s portfolio investments that were included in assets held for sale on the consolidated balance sheet at December 31, 2019.
(8)	Increases in part related to the consolidation of Eurolife on July 14, 2021 and Singapore Re on June 17, 2021, and their investment portfolios of $3,256.8 and $316.9 respectively.
(9)	Common stocks is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023, principally related to the company’s equity accounted investment in Gulf Insurance.
(10)	Restated for the adoption of IFRS 17 on January 1, 2023.
(11)	Increases in part related to the consolidation of Gulf Insurance on December 26, 2023 and its investment portfolio of $2,372.6.

Investments per share increased by $293.75 to $3,108.95 at December 31, 2024 from $2,815.20 at December 31, 2023 primarily reflecting the factors that increased investments described under the heading “Components of Consolidated Balance Sheets” in this MD&A and the impact of the company’s purchases of its common shares for cancellation (principally pursuant to its normal course issuer bids). The company’s common shares effectively outstanding decreased to 21,668,466 at December 31, 2024 from 23,003,248 at December 31, 2023. Since 1985, investments per share has compounded at a rate of 18.1% per year, including the impact of acquisitions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and Dividends

The majority of interest and dividends is earned by the property and casualty insurance and reinsurance operations. Interest and dividends earned in the company’s first year and for the past ten years is presented in the following table. The company calculates a pre-tax and after-tax interest and dividends yield on average investments at carrying value, which are supplementary financial measures, to determine the return earned on investments during the holding period prior to realization of capital gains or losses.

		Interest and dividends
	Average	Pre-tax			After-tax
	Investments at		Yield(4)	Per share(5)		Yield(4)	Per share(5)
Year(1)	carrying value(2)	Amount(3)	(%)	($)	Amount(3)	(%)	($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
↕
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
2019(6)	40,109.3	880.2	2.19	31.37	646.9	1.61	23.05
2020	41,088.0	769.2	1.87	27.75	565.4	1.38	20.40
2021(7)	48,094.2	640.8	1.33	23.34	471.0	0.98	17.15
2022(8)	54,248.2	961.8	1.77	37.96	706.9	1.30	27.90
2023	60,119.2	1,896.2	3.15	75.83	1,393.7	2.32	55.73
2024	66,062.5	2,511.9	3.80	103.95	1,846.2	2.79	76.40

(1)	IFRS basis since 2010 and all amounts in the table are calculated using information presented in the consolidated financial statements.
(2)	Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.
(3)	Pre-tax amount is as presented in the consolidated statement of earnings. After-tax amount is tax effected at the company’s Canadian statutory income tax rate.
(4)	Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.
(5)	Calculated using the weighted average diluted number of common shares outstanding during the year as disclosed in the consolidated financial statements.
(6)	Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of European Run-off’s portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2019.
(7)	Average investments at carrying value is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.
(8)	Restated for the adoption of IFRS 17 on January 1, 2023.

Interest and dividends increased to $2,511.9 in 2024 from $1,896.2 in 2023, primarily reflecting higher interest income earned, principally due to a general increase in sovereign bond yields throughout 2023 and the first half of 2024, net purchases of Canadian government bonds and U.S. treasury bonds during 2023, net purchases of first mortgage loans, other government and corporate and other bonds during 2023 and 2024, and a dividend received of $112.3 from the company’s holdings of Digit compulsory convertible preferred shares.

The company’s pre-tax interest and dividends yield of 3.80% in 2024 increased from 3.15% in 2023 and the company’s after-tax interest and dividends yield of 2.79% in 2024 increased from 2.32% in 2023, with the year-over-year increases principally reflecting the factors described in the preceding paragraph.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and dividends by reporting segment and category in 2024 and 2023 were comprised as shown in the following tables:

Year ended December 31, 2024

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life
	American	Insurers and	Insurers and		insurance	Non-insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Interest income:
Cash and short term investments	46.1	154.4	97.0	297.5	21.0	3.8	37.5	359.8
Bonds	511.9	1,181.2	237.2	1,930.3	102.9	14.0	8.1	2,055.3
Derivatives and other invested assets	(6.6)	(7.8)	1.1	(13.3)	1.2	2.0	(58.4)	(68.5)
	551.4	1,327.8	335.3	2,214.5	125.1	19.8	(12.8)	2,346.6
Dividends	33.3	60.2	142.0	235.5	12.9	13.5	1.0	262.9
Investment expenses	(71.8)	(128.6)	(25.0)	(225.4)	(11.6)	(42.4)	181.8	(97.6)
Interest and dividends	512.9	1,259.4	452.3	2,224.6	126.4	(9.1)	170.0	2,511.9

Year ended December 31, 2023

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life
	American	Insurers and	Insurers and		insurance	Non-insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Interest income:
Cash and short term investments	46.8	124.5	62.6	233.9	15.0	7.9	22.6	279.4
Bonds	432.1	970.9	114.4	1,517.4	92.4	8.6	6.5	1,624.9
Derivatives and other invested assets	(2.1)	(7.4)	2.4	(7.1)	0.2	1.0	(57.3)	(63.2)
	476.8	1,088.0	179.4	1,744.2	107.6	17.5	(28.2)	1,841.1
Dividends	30.4	58.4	16.9	105.7	10.8	16.5	0.8	133.8
Investment expenses	(63.9)	(115.3)	(16.0)	(195.2)	(15.4)	(110.1)	242.0	(78.7)
Interest and dividends	443.3	1,031.1	180.3	1,654.7	103.0	(76.1)	214.6	1,896.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Share of Profit (Loss) of Associates

Share of profit of associates of $956.3 in 2024 primarily reflected continued improvement in the company’s underlying investments in Eurobank (share of profit of $515.0 compared to $437.7 in 2023), Poseidon (share of profit of $212.6 compared to $149.6 in 2023), Quess (share of profit of $10.4 compared to share of loss of $47.0 in 2023 which included a non-cash impairment charge of $52.8) and Peak Achievement (share of profit of $57.0, principally reflecting its sale of Rawlings Sporting Goods, compared to $23.3 in 2023), partially offset by decreased share of profit of EXCO ($39.6 compared to $129.1 in 2023) and share of loss from Fairfax India’s investment in Sanmar ($72.7 compared to share of profit of $0.6 in 2023).

Share of profit of associates by reporting segment and category in 2024 and 2023 were comprised as shown in the following tables:

Year ended December 31, 2024

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life	Non-
	American	Insurers and	Insurers and		insurance	insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Insurance and reinsurance:
Digit	—	—	59.7	59.7	—	—	—	59.7
Other	1.1	1.1	6.3	8.5	—	—	(10.5)	(2.0)
	1.1	1.1	66.0	68.2	—	—	(10.5)	57.7
Non-insurance:
India	2.6	0.1	0.1	2.8	—	39.2	10.4	52.4

Real estate	2.6	(10.8)	0.2	(8.0)	(1.8)	0.1	—	(9.7)

Other
Eurobank	52.2	259.9	53.5	365.6	63.3	—	86.1	515.0
Poseidon (formerly Atlas)	33.4	145.2	16.3	194.9	8.2	—	9.5	212.6
EXCO	11.2	17.5	4.8	33.5	2.2	—	3.9	39.6
Other(1)(2)	40.0	37.3	10.8	88.1	4.3	(1.1)	(2.6)	88.7
	136.8	459.9	85.4	682.1	78.0	(1.1)	96.9	855.9
	142.0	449.2	85.7	676.9	76.2	38.2	107.3	898.6
Share of profit of associates	143.1	450.3	151.7	745.1	76.2	38.2	96.8	956.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2023

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life	Non-
	American	Insurers and	Insurers and		insurance	insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Insurance and reinsurance:
Gulf Insurance(3)	—	—	—	—	—	—	42.6	42.6
Digit	—	—	43.2	43.2	—	—	—	43.2
Other	0.7	1.9	7.2	9.8	0.3	—	(15.2)	(5.1)
	0.7	1.9	50.4	53.0	0.3	—	27.4	80.7
Non-insurance:
India
IIFL Finance(4)	—	—	—	—	—	45.1	—	45.1
Other	2.2	0.5	0.1	2.8	—	106.1	(47.1)	61.8
	2.2	0.5	0.1	2.8	—	151.2	(47.1)	106.9

Real estate	(4.7)	1.1	—	(3.6)	(4.0)	0.2	—	(7.4)

Other
Eurobank	46.9	241.2	48.2	336.3	57.2	—	44.2	437.7
Poseidon (formerly Atlas)	20.7	101.8	11.9	134.4	5.7	—	9.5	149.6
EXCO	47.0	56.8	15.5	119.3	7.1	—	2.7	129.1
Other	52.3	65.9	1.2	119.4	9.9	0.8	(4.5)	125.6
	166.9	465.7	76.8	709.4	79.9	0.8	51.9	842.0
	164.4	467.3	76.9	708.6	75.9	152.2	4.8	941.5
Share of profit of associates	165.1	469.2	127.3	761.6	76.2	152.2	32.2	1,022.2

See note 6 (Investments in Associates) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024 for details of transactions described below:

(1)	On November 1, 2024 the company sold its investment in Stelco for total consideration of $638.1 and recorded a net realized gain of $343.7.
(2)	On December 20, 2024 the company acquired additional interests in Peak Achievement, increasing its ownership from 42.6% to 100.0% and commenced consolidating Peak Achievement.
(3)	On December 26, 2023 the company increased its equity interest in Gulf Insurance from 43.7% to a controlling interest of 90.0% and commenced consolidating Gulf Insurance.
(4)	During 2023 Fairfax India sold a 7.1% equity interest of IIFL Finance for gross proceeds of $177.3 (14.7 billion Indian rupees), which decreased its equity interest to 15.1%. Accordingly, the company concluded it no longer exercised significant influence over IIFL Finance, discontinued recording its residual investment in IIFL Finance under the equity method of accounting, and commenced classifying it at FVTPL.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net Gains (Losses) on Investments

Net gains on investments of $1,067.2 in 2024 (2023 - $1,949.5) was comprised as shown in the following table:

	2024			2023
	Net	Net change in	Net gains	Net	Net change in	Net gains
	realized gains	unrealized gains	(losses) on	realized gains	unrealized gains	(losses)
	(losses)	(losses)	investments	(losses)	(losses)	on investments
Common stocks	507.0	(210.2)	296.8	43.9	420.5	464.4
Bonds and preferred stocks - convertible	18.2	(3.6)	14.6	(0.2)	77.3	77.1
Other equity derivatives(1)(2)	375.3	564.0	939.3	144.0	213.2	357.2
Disposition of non-insurance associates(3)(4)(5)	575.5	—	575.5	322.0	—	322.0
Other	32.8	—	32.8	(3.1)	—	(3.1)
Long equity exposures and financial effects	1,508.8	350.2	1,859.0	506.6	711.0	1,217.6
Bonds	(16.5)	(590.8)	(607.3)	(587.6)	1,141.9	554.3
U.S. treasury bond forward contracts	(90.0)	(34.0)	(124.0)	172.3	(12.5)	159.8
Total bonds	(106.5)	(624.8)	(731.3)	(415.3)	1,129.4	714.1
Foreign currency(6)	166.6	(191.8)	(25.2)	(222.5)	103.7	(118.8)
Other	(17.9)	(17.4)	(35.3)	1.6	135.0	136.6
Net gains (losses) on investments	1,551.0	(483.8)	1,067.2	(129.6)	2,079.1	1,949.5

Net gains (losses) on bonds is comprised as follows:
Government bonds	24.8	(572.2)	(547.4)	(488.7)	932.2	443.5
U.S. states and municipalities	—	(6.0)	(6.0)	1.3	25.7	27.0
Corporate and other	(41.3)	(12.6)	(53.9)	(100.2)	184.0	83.8
	(16.5)	(590.8)	(607.3)	(587.6)	1,141.9	554.3

See note 5 (Cash and Investments), note 6 (Investments in Associates) and note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2024 for details of transactions described below:

(1)	Other equity derivatives include long equity total return swaps, equity warrants and options, and during 2023 the AVLNs entered with RiverStone Barbados. Net change in unrealized gains (losses) in 2024 included $515.8 in unrealized gains (2023 - $320.6) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares principally related to the increase in market value movement on Fairfax subordinate voting shares in the period for which collateral was pledged by the counterparties, with the fair value of $1,032.7 at December 31, 2024 (December 31, 2023 - $516.9) recorded in holding company cash and investments.
(2)	Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. Net realized gains (losses) in 2024 included $517.7 in realized gains (2023 - $304.2) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, which represented cash-settlement amounts on market value movement since the previous reset date of $295.3 and the cash-settlement of $222.4 on closing $68.5 original notional amount of contracts, recorded in holding company cash and investments.
(3)	On November 1, 2024 the company sold its investment in Stelco for total consideration of $638.1 and recorded a net realized gain of $343.7.
(4)	On December 20, 2024 the company acquired additional interests in Peak Achievement, increasing its ownership from 42.6% to 100.0%. Accordingly, the company commenced consolidating Peak Achievement and recorded a realized remeasurement gain of $203.4.
(5)	During 2023 Fairfax India sold a 7.1% equity interest of IIFL Finance for gross proceeds of $177.3 (14.7 billion Indian rupees), which decreased its equity interest to 15.1% and resulted in realized gains of $88.6. Accordingly, the company discontinued recording its residual investment in IIFL Finance under the equity method of accounting, commenced classifying it at FVTPL and recorded a realized remeasurement gain of $204.2 in the consolidated statement of earnings.
(6)	Foreign currency net losses during 2024 were primarily related to foreign currency net losses on investing activities, partially offset by foreign currency net gains on underwriting activities. Foreign currency net losses on investing activities during 2024 primarily related to the strengthening of the U.S. dollar relative to the Brazilian real, Canadian dollar and Egyptian pound on Brazilian real, Canadian dollar and Egyptian pound denominated investments. Foreign currency net gains on investing activities during 2023 primarily related to the strengthening of the Brazilian real, Canadian dollar and British pound sterling relative to the U.S. dollar on Brazilian real, Canadian dollar and British pound sterling denominated investments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Long equity exposures and financial effects: Long equity exposures and financial effects exclude the company’s insurance and reinsurance investments in associates and joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. During 2024 the company’s long equity exposures produced net gains of $1,859.0, primarily comprised of net gains of $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks, a net realized gain on the disposition of the company’s equity accounted investment in Stelco ($343.7), net gains on common stocks ($296.8), and a realized remeasurement gain on consolidation of Peak Achievement which was previously equity accounted ($203.4).

The net gains of $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares included a realized gain of $222.4 related to the company closing out derivative contracts during 2024 on 203,800 Fairfax subordinate voting shares with an original notional amount of $68.5 (Cdn$88.9). At December 31, 2024 the company continued to hold long equity total return swaps on 1,760,355 Fairfax subordinate voting shares with an original notional amount of $664.0 (Cdn$846.1) or $377.19 (Cdn$480.62) per share.

Net gains on long equity exposures of $1,217.6 in 2023 were primarily comprised of net gains on common stocks ($464.4), long equity total return swaps ($349.1, which included net gains of $624.8 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks), realized gains on partial disposition of the company’s equity accounted investment in IIFL Finance ($292.8, inclusive of a realized remeasurement gain of $204.2 on reclassification of the company’s residual investment to FVTPL), AVLNs entered with RiverStone Barbados ($78.0) and realized gains on the disposition of the company’s equity accounted investment in Resolute ($44.2).

Bonds: Net losses on bonds in 2024 of $731.3 were primarily comprised of net losses on U.S. treasury bonds ($515.7), U.S. treasury bond forward contracts ($124.0), Brazilian government bonds ($73.0) and corporate and other bonds ($53.9, principally related to U.S. corporate bonds), principally reflecting net unrealized losses related to the increase in interest rates in the fourth quarter of 2024.

Net gains on bonds in 2023 of $714.1 were primarily comprised of net gains on U.S. treasury bonds ($253.2), U.S. treasury bond forward contracts ($159.8), corporate and other bonds ($83.8, principally related to Canadian and other corporate bonds) and Greek government bonds ($80.0).

The company has held forward contracts to sell long-dated U.S. treasury bonds to reduce its exposure to interest rate risk from time to time, but no longer held any at December 31, 2024 (December 31, 2023 - notional amount of $292.8). During 2024 the company entered into forward contracts to buy U.S. treasury bonds with a notional amount at December 31, 2024 of $1,330.2 (December 31, 2023 - nil) where the contracts held will provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature. These contracts to buy long-dated U.S. treasury bonds have an average term to maturity of less than six months and may be renewed at market rates. In addition, the company entered into interest rate swaps with a notional amount at December 31, 2024 of $1,900.0 (December 31, 2023 - $1,900.0) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed in 2023.

Foreign currency: Foreign currency net losses in 2024 of $25.2 primarily reflected foreign currency net losses on investing activities of $350.4 (primarily related to the strengthening of the U.S. dollar relative to the Brazilian real, Canadian dollar and Egyptian pound on Brazilian real, Canadian dollar and Egyptian pound denominated investments), partially offset by net gains on foreign currency contracts of $234.1 and foreign currency net gains on underwriting activities of $91.1.

Foreign currency net losses in 2023 of $118.8 primarily reflected foreign currency net losses on underwriting activities of $170.2 and net losses on foreign currency contracts of $60.0, partially offset by foreign currency net gains on investing activities of $111.4 (primarily related to the strengthening of the Brazilian real, Canadian dollar and British pound sterling relative to the U.S. dollar on Brazilian real, Canadian dollar and British pound sterling denominated investments).

Other: Other net losses in 2024 of $35.3 principally reflected unrealized losses of $154.3 on the company’s holdings of Digit compulsory convertible preferred shares (which was partially offset by dividends received of $112.3 and recorded within interest and dividends in the consolidated statement of earnings), partially offset by net gains on other preferred share investments and other funds that are invested principally in fixed income securities.

Other net gains in 2023 of $136.6 principally reflected increases in the fair value of call options on the non-controlling interests in the Global Insurers and Reinsurers reporting segment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio for the company’s first year and for the past ten years. Effective January 1, 2010 the company adopted IFRS Accounting Standards and was required to carry the majority of its investments at FVTPL and as a result, total return on average investments for the years commencing in 2010 includes interest and dividends, net gains (losses) on investments and share of profit (loss) of associates, as presented in the consolidated statement of earnings, expressed as a percentage of average investments at carrying value. All amounts described above used in the calculation of total return on average investments are included on a pre-tax basis, and are as presented in the consolidated financial statements.

	Average				Total return
	investment	Interest	Net gains	Share of profit	on average
	at carrying	and	(losses) on	(loss) of	investments
Year(1)	value(2)	dividends	investments(3)	associates		(%)
1986	46.3	3.4	0.7	—	3.9	8.4
↕
2015	27,604.4	512.2	(341.3)	172.9	343.8	1.2
2016	28,723.4	555.2	(1,223.3)	24.2	(643.9)	(2.2)
2017	33,843.1	559.0	1,542.4	200.5	2,301.9	6.8
2018	39,048.0	783.5	221.3	221.1	1,225.9	3.1
2019(4)	40,109.3	880.2	1,710.6	169.6	2,760.4	6.9
2020	41,088.0	769.2	329.9	(112.8)	986.3	2.4
2021(5)	48,094.2	640.8	3,403.9	402.0	4,446.7	9.2
2022(6)	54,248.2	961.8	(1,743.0)	1,022.4	241.2	0.4
2023	60,119.2	1,896.2	2,119.7	1,022.2	5,038.1	8.4
2024	66,062.5	2,511.9	976.1	956.3	4,444.3	6.7
Cumulative from inception		19,448.6	17,655.2	4,343.6	42,711.4	7.7	(7)

(1)	IFRS basis since 2010.
(2)	Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.
(3)	Excludes foreign currency net gains (losses) recognized on the company’s underwriting activities since 2008, as presented in the consolidated financial statements. For the years 1986 to 2006, included net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company’s investment portfolio was carried at cost or amortized cost under Canadian GAAP.
(4)	Average investments at carrying value and total return on average investments were calculated inclusive of European Run-off’s portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2019.
(5)	Average investments at carrying value is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.
(6)	Restated for the adoption of IFRS 17 on January 1, 2023.
(7)	Simple average of the total return on average investments for each of the 39 years.

Investment gains have been an important component of the company’s financial results since 1985, having contributed an aggregate $18,713.9 (pre-tax) to total equity since inception, which includes an amount excluded from the table above of $1,058.7 previously recognized in accumulated other comprehensive income (loss) which was reclassified directly to retained earnings on January 1, 2010 upon the company’s adoption of IFRS. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2024, total return on average investments has averaged 7.7%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Bonds

Credit Risk

At December 31, 2024, 79.9% (December 31, 2023 - 79.1%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 56.2% (December 31, 2023 - 56.6%) rated AA or better (primarily consisting of government bonds). At December 31, 2024 the fixed income portfolio included the company’s investments in first mortgage loans of $4,777.8 (December 31, 2023 - $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada, reducing the company’s credit risk exposure related to these investments. Refer to note 22 (Financial Risk Management, under the heading “Investments in Debt Instruments”) to the consolidated financial statements for the year ended December 31, 2024 for a discussion of the company’s exposure to credit risk in its fixed income portfolio.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $1,152.1 and $2,209.6 respectively (2023 - $991.9 and $1,934.7).

The company’s exposure to interest rate risk increased during 2024 through the increase in duration of the fixed income portfolio primarily from investments in longer-dated U.S. treasury bonds and net purchases of other government bonds, funded principally by net cash generated from insurance and reinsurance underwriting operations, interest and dividends received on the investment portfolio and sales and maturities of short-dated U.S. treasury bonds.

The company has held forward contracts to sell long-dated U.S. treasury bonds to reduce its exposure to interest rate risk from time to time, but no longer held any at December 31, 2024 (December 31, 2023 - notional amount of $292.8). During 2024 the company entered into forward contracts to buy U.S. treasury bonds with a notional amount at December 31, 2024 of $1,330.2 (December 31, 2023 - nil) where the contracts held will provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature. These contracts to buy long-dated U.S. treasury bonds have an average term to maturity of less than six months and may be renewed at market rates. In addition, the company entered into interest rate swaps with a notional amount at December 31, 2024 of $1,900.0 (December 31, 2023 - $1,900.0) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed in 2023.

Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company’s net earnings is mitigated. The net benefit of the effect of increases in discount rates on prior years’ net losses on claims of $201.4 during 2024 partially offset net losses recorded on the company’s bond portfolio of $731.3.

The company’s exposure to interest rate risk is discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.

Common Stocks

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings are considered long term strategic holdings and therefore excluded from the following analysis.

During 2024 the company’s equity and equity-related exposure increased, primarily reflecting share of profit of associates, net purchases of common stocks, and an increase in the notional amount of long equity total return swaps on individual equities for investment purposes (primarily from the net gains of $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks), partially offset by the consolidations of Peak Achievement and Meadow Foods (both previously equity accounted) and net unrealized depreciation on common stock positions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company will remain focused on its long term value-oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.

A hypothetical decrease in global equity markets of 10% and 20% at December 31, 2024 would potentially decrease the company’s net earnings by $798.2 and $1,576.4 (December 31, 2023 - by $781.1 and $1,522.8). The company’s long equity exposures and exposure to market price fluctuations are discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.

The company’s holdings of common stocks, long equity total return swaps and non-insurance investments in associates at December 31, 2024 and 2023 are summarized by the issuer’s primary industry in the table below.

	December 31,	December 31,
	2024(1)(2)	2023(1)(2)
Financials and investment funds	10,705.2	9,621.2
Commercial and industrial	4,786.1	4,921.1
Consumer products and other	2,470.9	2,430.3
	17,962.2	16,972.6

(1)	Excludes other funds that are invested principally in fixed income securities at December 31, 2024 of $389.9 (December 31, 2023 - $305.7).
(2)	Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

The company’s top 10 holdings of common stocks, long equity total return swaps and non-insurance investments in associates at December 31, 2024 and 2023 are summarized by the issuer’s country of domicile in the table below.

	December 31,	December 31,
	2024(1)(2)	2023(1)(2)
Canada(3)	6,530.9	5,465.7
United States	3,419.7	3,457.6
Greece	2,646.8	2,422.2
India(4)	2,417.6	2,669.2
United Kingdom	400.0	630.6
Egypt	341.3	489.2
Sri Lanka	237.6	131.3
Singapore	215.5	197.9
Thailand	191.5	183.2
Netherlands	142.7	144.4
All other	1,418.6	1,181.3
	17,962.2	16,972.6

(1)	Excludes other funds that are invested principally in fixed income securities at December 31, 2024 of $389.9 (December 31, 2023 - $305.7).
(2)	Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.
(3)	The year-over-year increase primarily reflects net gains on investments recognized on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, net purchases of common stocks and share of profits from associates, partially offset by the disposition of the company’s equity accounted investment in Stelco.
(4)	Principally held by Fairfax India, in which the company has a 42.7% economic ownership interest and the remaining 57.3% is held by non-controlling interests.

Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company’s exposure to net derivative counterparty risk at December 31, 2024 was estimated to be $199.0 (December 31, 2023 - $87.1).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Refer to note 22 (Financial Risk Management, under the heading “Credit Risk – Counterparties to Derivative Contracts”) to the consolidated financial statements for the year ended December 31, 2024 for a discussion and tabular analysis of the company’s exposure to derivative counterparty risk.

Float

Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its property and casualty insurance contract liabilities (excluding the effects of the risk adjustment and discounting) and insurance contract payables, less the sum of its reinsurance contract assets held (excluding the effects of the risk adjustment and discounting) and insurance contract receivables. The annual cost (benefit) of float is calculated by expressing annual underwriting profit (loss ), undiscounted as a percentage of average float for the year (the simple average of float at the beginning and end of the year) and results in an annual benefit (cost) in years where the company has an underwriting profit (loss).

The following table presents the accumulated float and the benefit of generating that float for the company’s property and casualty insurance and reinsurance operations. The average float increased by 10.1% in 2024 to $34,398.1, at no cost.

				Average long term
	Underwriting	Average	Benefit	Canada treasury
Year	profit(1)	float(1)	of float	bond yield
1986	2.5	21.6	(11.6)%	9.6%
↕
2020	309.0	21,668.1	(1.4)%	1.2%
2021	801.2	24,320.9	(3.3)%	1.9%
2022	1,105.3	27,775.2	(4.0)%	2.8%
2023	1,522.2	31,249.8	(4.9)%	3.3%
2024	1,791.4	34,398.1	(5.2)%	3.3%
Weighted average since inception			(1.4)%	3.1%
Fairfax’s weighted average net benefit of float since inception			(4.5)%

(1)	IFRS 17 basis for 2022 to 2024; IFRS 4 basis for 2010 to 2021; Canadian GAAP basis for 2009 and prior. Underwriting profit of the property and casualty insurance and reinsurance subsidiaries for 2024 and 2023 is presented in the Sources of Net Earnings section of this MD&A.

The table above presents the company’s weighted average net benefit of float since inception of 1.4%, which means that float has not cost the company anything but instead has been a net benefit (in years of profitable underwriting the company is effectively able to borrow at no cost) compared to the cost of borrowing implied by the weighted average long term Canada treasury bond yield since inception of 3.1%, resulting in an advantage to the company as noted in Fairfax’s weighted average net benefit of float since inception of 4.5%. The company’s long term goal is to increase float at no cost, by achieving combined ratios, undiscounted consistently below 100%, and to invest that float for positive investment returns.

Year-end float for the most recent five years was comprised as follows:

	Property and Casualty Insurance and Reinsurance
		Global	International
	North American	Insurers and	Insurers and
Year(1)	Insurers	Reinsurers	Reinsurers	Total	Run-off(2)	Consolidated Float
2020	6,514.2	14,835.5	1,355.3	22,705.0	1,572.8	24,277.8
2021	7,026.9	17,262.5	1,647.4	25,936.8	1,900.1	27,836.9
2022	7,873.3	19,577.5	1,632.9	29,083.7	1,775.4	30,859.1
2023	8,890.2	21,391.8	3,133.9	33,415.9	1,659.2	35,075.1
2024	9,574.1	22,657.2	3,149.0	35,380.3	1,529.7	36,910.0

(1)	IFRS 17 basis for 2022 to 2024; IFRS 4 basis for 2020 to 2021.
(2)	Run-off is an operating segment included in the Life insurance and Run-off reporting segment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

During 2024 the company’s property and casualty insurance and reinsurance float increased by $1,964.4 to $35,380.3, at no cost to the company, primarily reflecting increased float at each of the companies within the Global Insurers and Reinsurers reporting segment and Crum & Forster. The increased float principally resulted from increases in insurance contract liabilities, decreased reinsurance contract assets held, and decreased insurance contract receivables, partially offset by decreased insurance contract payables. The company’s consolidated float was also partially impacted by the decrease at Run-off, principally as a result of decreased insurance contract liabilities reflecting Run-off’s continued progress settling its claim liabilities, partially offset by net adverse prior year reserve development on asbestos, pollution and other hazards reserves as discussed in the Life Insurance and Run-off section of this MD&A.

Float, average float and cost (benefit) of float are supplementary financial measures that are calculated using amounts presented in the consolidated financial statements, excluding the company’s life insurance operations and excluding the effects of the risk adjustment and discounting. Float in the table above is reconciled to the amounts presented on the company’s consolidated balance sheets as at December 31 as follows:

	December 31, 2024
		Life insurance
	As presented above	operations	Risk adjustment	Discounting	Consolidated
Insurance contract liabilities	48,553.2	2,904.2	3,625.2	(7,480.4)	47,602.2
Insurance contract payables	324.9	598.1	—	—	923.0
	48,878.1	3,502.3	3,625.2	(7,480.4)	48,525.2

Reinsurance contract assets held	11,187.7	70.8	1,097.9	(1,673.8)	10,682.6
Insurance contract receivables	780.4	—	—	—	780.4
	11,968.1	70.8	1,097.9	(1,673.8)	11,463.0

Float	36,910.0	3,431.5	2,527.3	(5,806.6)	37,062.2

	December 31, 2023
		Life insurance
	As presented above	operations	Risk adjustment	Discounting	Consolidated
Insurance contract liabilities	46,875.9	3,051.2	3,415.1	(7,170.8)	46,171.4
Insurance contract payables	568.3	638.6	—	—	1,206.9
	47,444.2	3,689.8	3,415.1	(7,170.8)	47,378.3

Reinsurance contract assets held	11,443.0	80.6	1,105.7	(1,741.6)	10,887.7
Insurance contract receivables	926.1	—	—	—	926.1
	12,369.1	80.6	1,105.7	(1,741.6)	11,813.8

Float	35,075.1	3,609.2	2,309.4	(5,429.2)	35,564.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Condition

Capital Resources and Management

The company’s total capital significantly increased by $2,678.5 to $40,102.9 at December 31, 2024 from $37,424.4 at December 31, 2023, principally reflecting: (i) an increase in common shareholders’ equity of $1,344.8, primarily reflecting net earnings attributable to shareholders of Fairfax of $3,874.9, partially offset by purchases of 1,346,953 subordinate voting shares for cancellation for cash consideration of $1,588.4, other comprehensive loss of $477.2 relating to unrealized foreign currency translation losses net of hedges, and payments of common and preferred share dividends of $411.7; and (ii) an increase in total debt of $2,030.2, principally related to increased borrowings at the non-insurance companies reflecting the acquisition of Sleep Country and the consolidation of Peak Achievement as a result of the additional investment and various issuances and redemptions of Fairfax unsecured senior notes as described in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2024.

The company’s property and casualty insurance and reinsurance companies continued to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Changes in total capital and the components thereof, the company’s capital management measures and ratios, and capital levels of the property and casualty insurance and reinsurance companies are described in note 22 (Financial Risk Management, under the heading of “Capital Management”) to the consolidated financial statements for the year ended December 31, 2024.

A common measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio, a supplementary financial measure which is used by the company to evaluate capital adequacy and underwriting capacity, is presented below for the property and casualty insurance and reinsurance companies:

	Net premiums written to
	statutory surplus
	2024	2023
Property and Casualty Insurance and Reinsurance
North American Insurers
Northbridge	1.3	1.1
Crum & Forster	1.6	1.7
Zenith National	1.1	1.0
Global Insurers and Reinsurers
Allied World(1)	0.8	0.9
Odyssey Group	0.8	0.8
Brit	1.0	1.0
International Insurers and Reinsurers
Gulf Insurance(2)	1.6	1.4
Fairfax Asia(3)	0.6	0.6
Other	1.0	1.1

U.S. insurance industry	0.8	0.9

(1)	Allied World’s ratios use its U.S. GAAP equity of $6,011.9 at December 31, 2024 (2023 - $5,670.0).
(2)	Gulf Insurance was consolidated on December 26, 2023.
(3)	Total equity excludes certain holding company investments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2024 were as follows:

Standard
Issuer Credit Ratings	A.M. Best	& Poor’s	Moody’s	DBRS	Fitch
Fairfax Financial Holdings Limited	bbb+	BBB+	Baa2	A (low)	BBB
Financial Strength Ratings
North American Insurers
Northbridge Financial Corporation(1)	A	A+	A3	A (high)	—
Crum & Forster Holdings Corp.(1)	A	A+	A3	—	—
Zenith National Insurance Corp.(1)	A	A+	A3	—	—
Global Insurers and Reinsurers
Allied World Assurance Company Holdings, Ltd(1)	A	A+	A2	—	—
Odyssey Group Holdings, Inc.(1)	A+	A+	A2	—	—
Brit Limited(2)	A+	AA-	—	—	AA-
International Insurers and Reinsurers
Gulf Insurance Group K.S.C.P.	A	A	A2	—	—
Falcon Insurance Company (Hong Kong) Limited	—	A+	—	—	—
Singapore Reinsurance Corporation Limited	A	—	—	—	—
Wentworth Insurance Company Ltd.	A	—	—	—	—
Polish Re	A-	—	—	—	—
Colonnade Insurance S.A.	A-	—	—	—	—

(1)	Financial strength ratings apply to the operating companies.
(2)	Brit’s ratings are the A.M. Best, Standard & Poor’s and Fitch ratings assigned to Lloyd’s.

During 2024, S&P upgraded the issuer credit rating of Fairfax from BBB to BBB+ and the financial strength ratings of each of the operating companies within the North American Insurers reporting segment, Allied World, Odyssey Group and Falcon Insurance from A to A+. Also during 2024, A.M. Best upgraded the financial strength rating of the Society of Lloyd’s from A to A+. There were no other changes in the issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2024 compared to December 31, 2023.

Book Value Per Basic Share

Common shareholders’ equity at December 31, 2024 of $22,959.8 or $1,059.60 per basic share compared to $21,615.0 or $939.65 per basic share at December 31, 2023, representing an increase per basic share in 2024 of 12.8% (without adjustment for the $15.00 per common share dividend paid in the first quarter of 2024; an increase of 14.5% adjusted to include that dividend).

The increase in book value per basic share was primarily due to continued strong net earnings attributable to shareholders of Fairfax of $3,874.9, partially offset by purchases of subordinate voting shares for cancellation for cash consideration of $1,588.4, other comprehensive loss of $477.2 relating to unrealized foreign currency translation losses net of hedges (primarily as a result of the significant strengthening of the U.S. dollar against many currencies around the world, primarily incurred in the fourth quarter of 2024) and payments of common and preferred share dividends of $411.7.

During 2024 the number of common shares effectively outstanding decreased by 1,334,782, primarily as a result of purchases of 1,346,953 subordinate voting shares for cancellation, partially offset by net issuances of 12,171 subordinate voting shares from treasury (for use in the company’s share-based payment awards). At December 31, 2024 there were 21,668,466 common shares effectively outstanding.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In the most recent five years the company has not issued any common shares and has purchased common shares for cancellation as follows:

	Number of subordinate	Average purchase
Year	voting shares purchased	price per share(1)	Net purchase cost
2020(2)	343,871	$293.42	100.9
2021(3)	2,137,923	$494.92	1,058.1
2022(2)	387,790	$514.71	199.6
2023(2)	364,723	$749.99	273.6
2024(2)	1,346,953	$1,179.24	1,588.4

(1)	The company calculates average purchase price per share for annual periods as aggregate net purchase cost divided by the number of subordinate voting shares purchased for cancellation, calculated using amounts presented in the consolidated financial statements.
(2)	Subordinate voting shares purchased for cancellation under the terms of the company’s normal course issuer bids. In 2024, included were 275,000 subordinate voting shares purchased from Prem Watsa, the company’s Chairman and CEO, for $304.3 pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws.
(3)	Subordinate voting shares purchased for cancellation under a substantial issuer bid completed on December 29, 2021 for 2,000,000 shares at $500.00 per share, and under the terms of the company’s normal course issuer bids for 137,923 shares.

Excess (deficiency) of fair value over carrying value

The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over carrying value of these investments at December 31, 2024 was $1,480.5 compared to $1,006.0 at December 31, 2023, with $396.6 of that increase related to the company’s investment in publicly traded Eurobank.

	December 31, 2024			December 31, 2023
			Excess (deficiency)			Excess (deficiency)
			of fair value			of fair value
		Carrying	over carrying		Carrying	over carrying
	Fair value	value	value	Fair value	value	value
Non-insurance associates(1):
Eurobank	2,923.5	2,374.8	548.7	2,251.6	2,099.5	152.1
Poseidon	2,046.3	1,858.5	187.8	2,046.3	1,706.4	339.9
Quess	396.0	424.7	(28.7)	321.9	430.2	(108.3)
Stelco(2)	—	—	—	491.6	291.6	200.0
All other	2,029.1	1,957.9	71.2	1,714.5	1,694.0	20.5
	7,394.9	6,615.9	779.0	6,825.9	6,221.7	604.2
Non-insurance companies(3):
Fairfax India	910.9	678.6	232.3	875.2	758.3	116.9
Thomas Cook India	687.5	220.3	467.2	489.5	201.1	288.4
Other(4)	180.6	178.6	2.0	164.7	168.2	(3.5)
	1,779.0	1,077.5	701.5	1,529.4	1,127.6	401.8
	9,173.9	7,693.4	1,480.5	8,355.3	7,349.3	1,006.0

(1)	The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2024, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
(2)	On November 1, 2024 the company sold its investment in Stelco. The company recognized a pre-tax gain on sale of its holdings of Stelco common shares of $351.9 (excluding foreign currency translation losses reclassified to net earnings), calculated as the excess of consideration of $638.1 over the carrying value of the investment in associate prior to sale of $286.2. For details refer to note 6 (Investments in Associates) to the company’s consolidated financial statements for the year ended December 31, 2024.
(3)	The fair values of the company’s investments in market traded non-insurance companies - Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge (privatized in the first quarter of 2024) - are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company’s consolidated financial statements for the year ended December 31, 2024, less the subsidiary’s non-controlling interests as included in note 16 (Total

FAIRFAX FINANCIAL HOLDINGS LIMITED

Equity) to those consolidated financial statements. Farmers Edge was delisted from the Toronto Stock Exchange following its privatization in the first quarter of 2024 and is excluded at December 31, 2024.
(4)	Includes Dexterra Group and Boat Rocker in both periods and also Farmers Edge at December 31, 2023.

Normal course issuer bid

Following the expiry on September 29, 2024 of its then current normal course issuer bid, on September 30, 2024 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2025, to acquire up to 2,271,157 subordinate voting shares, 751,034 Series C preferred shares, 248,035 Series D preferred shares, 544,013 Series E preferred shares, 175,309 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

On December 31, 2024 the company redeemed all of its 7,515,642 Series C fixed rate cumulative preferred shares and 2,484,358 Series D floating rate cumulative preferred shares with carrying values of $170.8 and $56.5 for $130.6 (Cdn$187.9) and $43.2 (Cdn$62.1) respectively, or Cdn$25.00 per share, and recognized a gain of $53.5 in net changes in capitalization in the consolidated statement of changes in equity. Subsequent to December 31, 2024, on February 28, 2025 the company announced it will redeem on March 31, 2025 all of its 5,440,132 Series E fixed rate cumulative preferred shares for Cdn$136.0 (Cdn$25.00 per share), 2,099,046 Series F cumulative floating rate cumulative preferred shares for Cdn$52.5 (Cdn$25.00 per share) and 9,200,000 Series M fixed rate cumulative preferred shares for Cdn$230.0 (Cdn$25.00 per share).

During 2024 the company purchased for cancellation 1,346,953 subordinate voting shares (2023 – 364,723) primarily under its normal course issuer bids at a cost of $1,588.4 (2023 – $273.6). Included were 275,000 subordinate voting shares purchased from Prem Watsa, the company’s Chairman and CEO, for $304.3 pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws.

The company’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share, net earnings per diluted share and book value per basic share figures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Liquidity

The following table presents major components of cash flows for the years ended December 31:

	2024	2023
Operating activities
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)	4,509.7	5,459.7
Net purchases of investments classified at FVTPL	(515.8)	(5,499.1)
	3,993.9	(39.4)
Investing activities
Purchases of investments in associates	(630.0)	(882.0)
Sales of investments in associates	682.7	818.6
Distributions and dividends from investments in associates	419.6	246.7
Purchases of subsidiaries, net of cash acquired	(1,421.0)	240.8
Proceeds from sale of insurance subsidiaries, net of cash divested	—	128.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested	67.4	—
Net purchases of premises and equipment and intangible assets	(408.8)	(514.1)
Net (purchases) sales of investment property	(33.0)	53.3
	(1,323.1)	92.0
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	2,430.9	393.9
Repayments of borrowings - holding company and insurance and reinsurance companies	(1,209.8)	(29.6)
Net repayments to other revolving credit facilities - insurance and reinsurance companies	—	(10.0)
Net proceeds from borrowings - non-insurance companies	1,380.9	228.6
Repayments of borrowings - non-insurance companies	(665.2)	(163.9)
Net repayments to revolving credit facilities and short term loans - non-insurance companies	(51.2)	(185.4)
Redemptions of preferred shares	(173.8)	—
Principal payments on lease liabilities - holding company and insurance and reinsurance companies	(62.6)	(64.7)
Principal payments on lease liabilities - non-insurance companies	(139.8)	(126.5)
Purchases of subordinate voting shares for treasury (for share-based payment awards)	(240.4)	(89.6)
Purchases of subordinate voting shares for cancellation	(1,588.4)	(273.6)
Issuances of subsidiary shares to non-controlling interests	1.3	27.7
Purchases of subsidiary shares from non-controlling interests	(539.9)	(340.2)
Sales of subsidiary common shares to non-controlling interests	0.9	65.6
Common and preferred share dividends paid	(411.7)	(294.9)
Dividends paid to non-controlling interests	(294.7)	(204.5)
	(1,563.5)	(1,067.1)
Increase (decrease) in cash and cash equivalents during the year	1,107.3	(1,014.5)

For details of the transactions discussed below, see note 6 (Investments in Associates), note 15 (Borrowings), note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024.

Operating activities for the years ended December 31, 2024 and 2023

Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $4,509.7 in 2024 from $5,459.7 in 2023, principally reflecting higher net paid losses, higher income taxes paid and a net increase in restricted cash and cash equivalents in 2024 primarily related to restricted cash of $835.0 held at a depository that was released on January 1, 2025 in connection with the company’s investments in Blizzard Vacatia, partially offset by higher net premium collections and higher interest and dividends received. Refer to the consolidated statements of cash flows and to note 25 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2024 for details of operating activities, including net purchases of investments classified at FVTPL.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investing activities for the year ended December 31, 2024

Purchases of investments in associates of $630.0 primarily reflected investments in a limited partnership, an additional investment of $100.4 in the Marval Guru Fund and additional investments in other non-insurance associates and joint ventures.

Sales of investments in associates of $682.7 primarily reflected proceeds from the sale of the company’s investment in Stelco of $559.9 (Cdn$60.00 per Stelco common share).

Distributions and dividends from investments in associates of $419.6 were primarily from the company’s non-insurance associates and joint ventures, of which $127.9 was the company’s share of dividends from Eurobank.

Purchases of subsidiaries, net of cash acquired, of $1,421.0 primarily reflected the acquisitions of Sleep Country, Peak Achievement and Meadow Foods.

Investing activities for the year ended December 31, 2023

Sales of investments in associates of $818.6 primarily reflected proceeds from the sale of the company’s investment in Resolute for cash consideration of $622.5 ($20.50 per Resolute common share) and a partial sale of IIFL Finance by Fairfax India for cash consideration of $177.3 (14.7 billion Indian rupees).

Distributions and dividends from investments in associates of $246.7 were primarily from the company’s non-insurance associates and joint ventures.

Purchases of investments in associates of $882.0 primarily reflected additional investments in Bangalore Airport by Fairfax India for aggregate cash consideration of $250.0, increased investment in Atlas common shares through the exercise of equity warrants for cash consideration of $78.7, purchases of Eurobank common shares and other securities held through AVLNs entered with RiverStone Barbados and purchases of other associates.

Purchases of subsidiaries, net of cash acquired, of $240.8 primarily reflected the acquisition of Gulf Insurance for cash consideration of $176.9, net of Gulf Insurance’s unrestricted cash and cash equivalents of $428.6.

Proceeds from sale of insurance subsidiaries, net of cash divested of $128.7 primarily reflected Brit’s sale of Ambridge.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financing activities for the year ended December 31, 2024

Proceeds from borrowings - holding company and insurance and reinsurance companies of $2,430.9 principally reflected net proceeds from the issuance of $1.0 billion principal amount of 6.35% unsecured senior notes due 2054, the issuance of $600.0 principal amount of 6.10% unsecured senior notes due 2055, the re - opening of the December 2023 issuance for $350.0 principal amount of 6.00% unsecured senior notes due 2033, the issuance of $321.9 (Cdn$450.0) principal amount of 4.73% unsecured senior notes due 2034, and the issuance of $178.8 (Cdn$250.0) principal amount of 5.23% unsecured senior notes due 2054.

Repayments of borrowings - holding company and insurance and reinsurance companies of $1,209.8 primarily reflected Allied World’s redemption of its $500.0 principal amount of 4.35% senior notes due October 29, 2025, the holding company’s redemption of its remaining $279.3 principal amount of 4.875% unsecured senior notes due 2024 and of its Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025 using the net proceeds from the note issuances due 2033 described above, and the annual payment of $165.0 on the note payable to KIPCO relating to the acquisition of Gulf Insurance.

Proceeds from borrowings - non - insurance companies of $1,380.9 primarily reflected new non - recourse borrowings of $317.9 (Cdn$429.2) and $339.0 that formed part of the total purchase consideration paid by newly formed purchasing entities in connection with the acquisitions of Sleep Country and Peak Achievement, respectively, net proceeds from Sleep Country’s issuance of Cdn$450.0 principal amount of 6.625% unsecured senior notes due November 28, 2032 where proceeds received were used to partially repay the borrowings drawn by the purchasing entity in connection to its acquisition, and Grivalia Hospitality’s borrowings to finance its development projects and the repayment of certain loans.

Repayments of borrowings - non - insurance companies of $665.2 primarily reflected partial repayments by Sleep Country and Grivalia Hospitality using proceeds from the borrowings described above.

Purchases of subsidiary shares from non - controlling interests of $539.9 primarily reflected the purchase of the remaining shares of Brit from its minority shareholder, and the completion of the mandatory tender offer for the non - controlling interests in Gulf Insurance for cash consideration of $126.7.

Dividends paid to non - controlling interests of $294.7 primarily reflected dividends paid by Allied World, Odyssey Group and Brit to their minority shareholders.

Financing activities for the year ended December 31, 2023

Proceeds from borrowings - holding company and insurance and reinsurance companies of $393.9 principally reflected net proceeds from the issuance of $400.0 principal amount of 6.00% unsecured senior notes due 2033.

Purchases of subsidiary shares from non-controlling interests of $340.2 primarily reflected purchases of certain securities held through AVLNs entered with RiverStone Barbados, purchases of common shares under normal course issuer bids by Fairfax India and purchases of Allied World shares from minority shareholders for cash consideration of $30.6.

Net proceeds from borrowings - non-insurance companies of $228.6 primarily reflected Grivalia Hospitality’s borrowings to finance its development projects and the repayment of certain loans.

Repayments of borrowings - non-insurance companies of $163.9 primarily reflected Grivalia Hospitality’s repayment of certain loans using the net proceeds from the borrowings described above.

Net repayments to revolving credit facilities and short term loans - non-insurance companies of $185.4 primarily reflected partial repayments by Recipe and Boat Rocker on their revolving credit facilities.

Dividends paid to non-controlling interests of $204.5 primarily reflected dividends paid by Allied World, Odyssey Group and Brit to their minority shareholders.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Holding Company

Holding company cash and investments, net of holding company derivative obligations increased by $753.0 from $1,749.1 at December 31, 2023 to $2,502.1 at December 31, 2024.

Significant cash and investment transactions at the holding company during 2024 included net proceeds of $2,430.9 from the issuance of unsecured senior notes described above, dividends received from the insurance and reinsurance companies of $1,955.6 (inclusive of a dividend of $132.9 in an investment in associate now owned by the holding company and presented outside of holding company cash and investments), net gains of $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares and cash received from Fairfax India for settlement of the performance fee of $110.2, partially offset by purchases for cancellation of 1,346,953 subordinate voting shares, primarily under the terms of the company’s normal course issuer bids, at a cost of $1,588.4, a payment of $596.6 to Allied World related to Allied World becoming the primary co-obligor of the 2055 notes, net disbursements, inclusive of accrued interest, of $543.9 related to the redemption of unsecured senior notes due August 2024 and March 2025, the payment of common and preferred share dividends of $411.7, the acquisition of the non-controlling interest in Brit, interest payments on unsecured senior notes, capital contributions to Run-off of $340.0, the full redemption of the Series C fixed rate and Series D floating rate cumulative preferred shares for $130.6 (Cdn$187.9) and $43.2 (Cdn$62.1) respectively, the annual payment of $165.0 on the note payable to KIPCO related to the acquisition of Gulf Insurance, and completion of the mandatory tender offer for the non-controlling interests in Gulf Insurance.

The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses and changes in the fair value of holding company investments.

The company believes that holding company cash and investments, net of holding company derivative obligations at December 31, 2024 of $2,502.1 provides adequate liquidity to meet the holding company’s known commitments in 2025. In addition, the holding company owns investments in associates and consolidated non-insurance companies with a fair value of approximately $2.0 billion and expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, and investment income on its holdings of cash and investments. The holding company also expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $1,955.6 of a maximum $3,002.8 available in 2024. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility, which was undrawn at December 31, 2024, and on January 23, 2025 the holding company received gross proceeds of $190.8 (€183.5) upon sale of 80.0 million shares or an approximate 2.2% equity interest in Eurobank.

The holding company’s known significant commitments for 2025 consist of payment of a common share dividend of $343.6 ($15.00 per common share, paid in January 2025), the redemption on March 31, 2025 of its Series E, Series F and Series M cumulative preferred shares for aggregate consideration of Cdn$418.5, the acquisition of an approximate 33% equity interest in Albingia for approximately $216 (€209), an annual payment of $165.0 on the note payable to KIPCO of $495.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).

Insurance and reinsurance companies

During 2024 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $454.9 primarily due to net cash generated by insurance and reinsurance underwriting operations and interest and dividends received primarily from the insurance and reinsurance companies’ fixed income portfolio, partially offset by net purchases of bonds and common stocks, dividends paid to the holding company and acquisitions of non-insurance subsidiaries including Sleep Country, Meadow Foods and Peak Achievement.

Non-insurance companies

The non-insurance companies have principal repayments coming due in 2025 of $272.4, primarily related to Peak Achievement, Boat Rocker and Sporting Life’s credit facilities. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Co-obligor Supplemental Financial Information

The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of the 2055 notes, of which Allied World became the primary co-obligor on July 19, 2024 as described in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2024. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World being the primary co-obligor and at first instance liable for the 2055 notes. The following tables present summarized financial information for:

●	Allied World, as the primary co-obligor of the 2055 notes; and
●	the holding company, as a co-obligor of the 2055 notes (collectively the “Obligor group”).

Summarized financial information for the Obligor group is presented on a combined basis after transactions and balances between the combined entities have been eliminated. Investments in subsidiaries of the Obligor group have been excluded from the summarized financial information.

	December 31, 2024		December 31, 2023
		Amounts due from or		Amounts due from or
		payable to non-Obligor		payable to non-Obligor
	Obligor group(1)	group subsidiaries(2)	Obligor group(1)	group subsidiaries(2)
Total investments, net of derivative obligations	15,231.0	152.3	14,054.7	149.4
Total assets	22,286.1	1,739.1	20,738.4	1,250.8
Insurance contract liabilities	12,816.6	93.7	12,603.4	84.9
Total liabilities	22,274.2	266.2	20,426.1	272.6

	Year ended December 31, 2024
		Transactions with
		non-Obligor group
	Obligor group(1)	subsidiaries(2)
Insurance revenue	6,744.2	51.7
Insurance service result	1,159.3	(36.0)
Interest and dividends	623.6	136.4
Share of profit of associates	151.0	—
Net earnings	1,468.0	118.0

(1)

Combined financial information of the Obligor group, which excludes: (i) transactions and balances between the Obligor group; (ii) acquisition accounting adjustments recorded by the holding company on acquisition of Allied World in July 2017; and (iii) investments in subsidiaries of the Obligor group.

(2)

Comprised of amounts transacted between the Obligor group and subsidiaries of the company that are not part of the Obligor group (“non-Obligor group subsidiaries”). There were no material transactions between the Obligor group and related parties other than with non-Obligor group subsidiaries.

Contractual Obligations

For details of the company’s contractual obligations, including the maturity profile of financial liabilities, please see note 22 (Financial Risk Management, under the heading “Liquidity Risk”) to the consolidated financial statements for the year ended December 31, 2024.

Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Accounting and Disclosure Matters

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2024, as required by Canadian and U.S. securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that, as of December 31, 2024, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2024. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this assessment, except as described below under “Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting”, the company’s management, including the CEO and CFO, concluded that, as of December 31, 2024, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the effectiveness of the company’s internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting

On October 1, 2024 the company, through its insurance and reinsurance subsidiaries, acquired all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. (“Sleep Country”) and commenced consolidating the assets, liabilities and results of operations of Sleep Country in the company’s financial reporting. On November 29, 2024, the company, through its insurance and reinsurance subsidiaries, acquired an additional equity interest in the issued and outstanding common shares of Meadow Foods Limited (“Meadow Foods”) and commenced consolidating the assets and liabilities of Meadow Foods in the company’s financial reporting. On December 20, 2024, the company, through its insurance and reinsurance subsidiaries, acquired all of the issued and outstanding shares of Peak Achievement Athletics Inc. (“Peak Achievement”) that it did not already own and commenced consolidating the assets and liabilities of Peak Achievement in the company’s financial reporting.

Management has determined to limit the scope of the design and evaluation of the company’s internal control over financial reporting to exclude the controls, policies and procedures of each of Sleep Country, Meadow Foods and Peak Achievement, the assets and liabilities, and with respect to Sleep Country only, also the results of operations, of which are included in the consolidated financial statements of the company for the year ended December 31, 2024. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Sleep Country, Meadow Foods and Peak Achievement each represented 3.3%, nil and nil, respectively of the company’s consolidated non-insurance revenue for the year ended December 31, 2024, and each represented 1.5%, 0.8% and 1.1%, respectively of the company’s consolidated assets, and 1.3%, 0.7% and 0.9%, respectively of the company’s consolidated liabilities, as at December 31, 2024. The table that follows presents a summary of financial information for Sleep Country, Meadow Foods and Peak Achievement.

	For the period	For the period	For the period
	October 1, 2024 to	November 29, 2024 to	December 20, 2024 to
	December 31, 2024	December 31, 2024(1)	December 31, 2024(1)
	Sleep Country	Meadow Foods	Peak Achievement
Non-insurance revenue	217.9	—	—
Net earnings	13.7	—	—

	December 31, 2024
	Sleep Country	Meadow Foods	Peak Achievement
Assets
Portfolio investments	62.0	12.3	50.5
Deferred income tax assets	16.2	—	0.3
Goodwill and intangible assets	915.6	544.1	722.0
Other assets	423.3	201.3	281.6
Total assets	1,417.1	757.7	1,054.4

Liabilities
Accounts payable and accrued liabilities	347.9	137.3	129.9
Deferred income tax liabilities	71.2	87.2	66.9
Borrowings - non-insurance companies	456.6	235.9	431.6
Total liabilities	875.7	460.4	628.4
Total Equity	541.4	297.3	426.0
	1,417.1	757.7	1,054.4

(1)

Meadow Foods and Peak Achievement’s statement of earnings activity as consolidated subsidiaries will be reported within Fairfax’s consolidated statement of earnings commencing in the first quarter of 2025.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Critical Accounting Estimates and Judgments

Please see note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2024.

Material Accounting Policy Changes

For a detailed description of the company’s material accounting policies and changes thereto during 2024, please see note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2024.

Future Accounting Changes

New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2024. The company does not expect to adopt any of those new standards and amendments in advance of their respective effective dates except where specified.

Risk Management

Overview

The primary goals of the company’s financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. Please see note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024 for a detailed discussion of the company’s risk management policies.

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. Additional detail on the company’s issues and risks, including those risks discussed below, can be found in the section entitled “Risk Factors” in the company’s most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.ca.

Insurance

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to insurance and reinsurance policies underwritten by the company at the end of each reporting period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover the company’s losses. This could adversely affect the company’s net earnings and financial condition in future reporting periods.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement of claims incurred and the associated claims adjustment expense. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves.

In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, property losses tend to be reported promptly and are usually settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses ultimately paid may deviate, perhaps substantially, from the reserve estimates reflected in the company’s consolidated financial statements. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic and social inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s management of pricing and reserving risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.

Catastrophe Exposure

The company’s insurance and reinsurance operations are exposed to claims arising from catastrophes. The company has experienced and will, in the future, experience catastrophe losses that may materially reduce the company’s profitability or harm its financial condition. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. Weather-related losses have increased in recent years, in part due to climate change which represents a significant emerging risk that will continue to increase the inherent unpredictability of both the frequency and severity of weather-related catastrophe losses.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on the company’s financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, and higher construction costs due to labour and raw material shortages following a significant catastrophe event, could increase the number and severity of claims from catastrophic events in the future. The company’s management of catastrophe risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency or severity of both catastrophic and non-catastrophic events, levels of capital and underwriting capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive pricing. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of underwriting capacity surplus that, in turn, may fluctuate in response to changes in rates of return being realized in the broader capital markets. If premium rates change or other reinsurance policy terms and conditions change expanding coverage, particularly if the present level of demand for reinsurance decreases because insurers require less reinsurance or the level of supply of reinsurance increases as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity enter the market, the profitability of the company’s reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.

Latent Claims

The company has established loss reserves for asbestos, environmental and other types of latent hazard claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon all known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different

FAIRFAX FINANCIAL HOLDINGS LIMITED

jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company’s financial condition, profitability or cash flows in future periods.

The company’s exposure to asbestos, environmental and other latent hazard claims is discussed in the Asbestos, Pollution and Other Latent Hazards section of this MD&A. The company’s management of reserving risk is discussed in note 22 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2024.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances reported in reinsurance contract assets held may become uncollectible due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries may be received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay the company amounts due under reinsurance contracts, the company may incur unexpected losses and its operations, financial condition and cash flows could be adversely affected. The credit risk associated with the company’s reinsurance contract assets held balances is described in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024 and in the Reinsurance Contract Assets Held section of this MD&A.

The company’s insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company’s insurance and reinsurance companies for certain losses. Accordingly, the company’s insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes, and will continue to compete, with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company’s operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company’s management of pricing risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.

Emerging Claim and Coverage Issues

The liability for incurred claims for insurance contracts is an estimate and may be found to be deficient, perhaps significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable judicial rulings, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures), extreme weather events, civil unrest and pandemics. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company’s liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company’s exposure to this uncertainty is greatest in its “long-tail” casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically “short-tail”. In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.

Although loss exposure is limited by geographic diversification and the company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written, there can be no assurance that such measures will be successful in limiting the company’s loss exposure. The company’s management of reserving risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024 and in the Asbestos, Pollution and Other Latent Hazards section of this MD&A.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Some exclusions are with respect to risks which the company cannot exclude in its policies due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mold and cyber risk. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company’s insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.

The rates charged by reinsurers and the availability of reinsurance to the company’s insurance and reinsurance subsidiaries will generally reflect the recent loss experience of the company and of the industry overall. Reinsurance pricing has continued to firm as a result of catastrophe losses in recent years, the threat of sustained high inflation and its impact on claim costs and the effects of social inflation in the United States. The retrocession market continues to experience significant rate increases due to increased catastrophe activity in recent years. Each of the company’s insurance and reinsurance subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company’s business is generated by brokers (including international reinsurance brokers with respect to the company’s reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company’s insurance and reinsurance subsidiaries.

The company’s insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company’s reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. In addition, as a condition to the ability to conduct business in various jurisdictions, some of the company’s insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company’s Canadian insurance subsidiaries contribute to mandatory guaranty funds that protect insureds in the event of a Canadian property and casualty insurer becoming insolvent, and certain of the company’s Asian insurance subsidiaries participate in mandatory pooling arrangements in their local markets.

Investments

Investment Portfolio

Investment returns are an important part of the company’s overall profitability as the company’s operating results depend in part on the performance of its investment portfolio. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could have an adverse effect on the company’s financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market and industry-specific conditions and the creditworthiness of counterparties.

The uncertainty around the ultimate amount and the timing of the company’s claim payments may force it to liquidate securities, which may cause the company to incur losses. If the company structures its investments improperly relative to its liabilities, it may be forced to liquidate investments prior to maturity or planned exit date at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from a decline in value could significantly decrease the company’s net earnings.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions, stock market conditions, environmental conditions, climate change and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Inflation rates in jurisdictions in which the company operates or invests have increased significantly in recent years, rising above the target inflation rate ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour, energy, food, motor vehicles and housing, as well as overall challenges involved in managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflationary increases may or may not be transitory and future inflation may be impacted by reductions or increases in labour market constraints, supply-chain disruptions, tariffs and commodity prices. To address rising inflation, central banks across the world have simultaneously increased interest rates which have remained at elevated levels despite recent easing. Inflation and the corresponding rise in interest rates in recent years have not had a material adverse effect on the company’s business, however, any further sustained upward trajectory in the inflation rate and corresponding increases to interest rates may have an adverse impact on the company’s operating results and its investments. Inflationary pressures in the jurisdictions in which the company operates or invests will continue to be monitored to assess any potential effects on the company’s operating results and investments.

In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company’s investment income and net gains on investment or result in investment losses. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.

Derivative Instruments

The company may be a counterparty to various derivative instruments, for investment purposes or for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these instruments are volatile and may vary dramatically up or down in short periods, and these circumstances may be exacerbated by adverse economic conditions, fluctuations in interest rates and volatility in the public markets and their ultimate value will therefore only be known upon their disposition or settlement.

The company’s use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, equity market risk, foreign currency risk, basis risk and counterparty risk. If the counterparties to the company’s derivative instruments fail to honor their obligations under the derivative instrument agreements, the company may lose the value of its derivative instruments, which failure could have an adverse effect on the company’s financial condition, profitability or cash flows. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company’s use of derivative instruments is discussed in note 7 (Derivatives) and its management of credit risk, liquidity risk, equity market risk, foreign currency risk, interest rate risk and counterparty risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.

Economic Hedging Strategies

The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have been used in the past to hedge macro level risks. The company’s use of derivative instruments is discussed in note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2024.

The company’s derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition, profitability or cash flows.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.

Capital

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company’s insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to insurance or reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparties. A downgrade of the company’s long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company’s credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with various rating agencies, however there can be no assurance that these activities will avoid a downgrade by rating agencies in the future.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each insurance and reinsurance operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten. The reserves of one of the company’s insurance or reinsurance companies are not available to be applied against the risks underwritten by other such companies. The financial condition and results of operations of each of the insurance and reinsurance companies the company controls are included in the consolidated financial statements and, generally, losses incurred by any of these companies directly impact our consolidated results. Although a severe loss incurred by one insurance or reinsurance company should not have any adverse effect on any of the other insurance or reinsurance companies, such loss, even though not material to the company’s consolidated financial condition, could have an adverse effect because it could affect adversely how the other insurance and reinsurance companies are treated by others, including rating agencies and insurance regulators.

In the event of the insolvency or liquidation of a subsidiary, following payment by such subsidiary of its liabilities, the subsidiary may not have sufficient remaining assets to make payments to the company as a shareholder or otherwise, or may be restricted from doing so by insurance regulatory authorities, receiver, administrator or supervising court, as applicable. In the event of a default by a subsidiary under a credit agreement or other indebtedness, its creditors could accelerate the debt, prior to such subsidiary distributing amounts to the company that could be used to make payments on the company’s outstanding debt.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Although substantially all of the company’s operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for the payment of principal and interest on its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends or distributions in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. The company’s subsidiaries may incur additional indebtedness that may severely restrict or prohibit the payment of dividends or distributions to the company. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries’ credit agreements and indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. Although the holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024 and in the Liquidity section of this MD&A, an inability of subsidiaries to pay dividends could have a negative impact on the holding company’s liquidity and ability to meet its obligations.

Access to Capital

The company is required to maintain specified levels of capital to satisfy regulatory requirements, maintain credit ratings and meet conditions in various commercial and financing agreements. These requirements and the methods for calculating capital may change as regulators or rating agencies revise their models. The company’s future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of the unsecured revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2024. The revolving credit facility contains various covenants that may restrict, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. The company strives to maintain sufficient levels of liquid assets at the holding company to mitigate risk to the holding company should this occur, but if such indebtedness were to be accelerated, there can be no assurance that the company’s assets would be sufficient to repay that indebtedness in full. Moreover, the revolving credit facility could limit the company’s ability to incur additional indebtedness in the future. The company’s management of liquidity risk is discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024 and in the Liquidity section of this MD&A.

Technology

Technology Infrastructure

The company’s business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The company has highly trained information technology staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs to protect confidential personal information, have been implemented and are regularly upgraded. The company, together with its third party service providers, also maintains and regularly tests contingency plans for its technology infrastructure. Notwithstanding these measures, the failure of the company’s systems could interrupt the company’s operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company’s ability to pay claims in a timely manner.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In addition, a security breach of the company’s computer systems could damage the company’s reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company’s systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.

Systemic Cyber-Attacks

The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company’s information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, potential breach of privacy laws, expose the company to remediation costs, reputational damage, regulatory scrutiny, litigation and adversely affect the company’s results of operations, financial condition and liquidity.

Cyber-attacks, including those perpetrated through the use of artificial intelligence, could further adversely affect the company’s ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company’s assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company’s consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company’s ability to raise capital.

The company has taken steps intended to mitigate these risks, including implementation of cyber security and cyber resilience measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures, however, there can be no assurance that such steps will be adequate to protect the company from the impacts of a cyber-attack.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. While the company does maintain an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries, failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company’s business, financial condition, profitability or cash flows.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other

Acquisitions, Divestitures and Strategic Initiatives

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company’s financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances, increased exposure to industry-specific and credit risks and potential for legal liabilities, and incurrence of indebtedness to finance the transactions, some or all of which could have a material adverse effect on the company’s business, results of operations and financial position. The company cannot be certain that any acquired businesses will achieve the anticipated revenues, income and synergies, or that acquisitions of loan portfolios will perform as anticipated. Failure on the company’s part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be certain that it will be able to identify appropriate targets, profitably manage additional businesses, investments and/or portfolios or successfully integrate any acquired business into its operations.

The strategies and performance of the company’s subsidiaries, and the alignment of those strategies throughout the organization, are regularly assessed through various processes undertaken by senior management and the company’s Board of Directors, however there can be no assurance that these efforts will be successful to mitigate the risks identified above. The company’s recent acquisitions and divestitures are discussed in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputation of these individuals are important factors in the company’s ability to attract new business and investment opportunities. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of these key employees, or the inability to identify, hire and retain other highly qualified personnel in the future could adversely affect the quality and profitability of the company. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The company is subject to government regulation in each of the jurisdictions in which its operating insurance and reinsurance subsidiaries are licensed or authorized to conduct business. Governmental bodies have broad administrative power to regulate many aspects of the insurance business, which may include accounting methods, governance, premium rates, market practices, policy forms and capital adequacy. The laws and rules behind this regulation are concerned primarily with the protection of policyholders rather than investors. Governmental bodies may impose fines, additional capital requirements or limitations on the company’s insurance and reinsurance operations, and/or impose criminal sanctions for violation of regulatory requirements. The laws and regulations that are applicable to the company’s insurance and reinsurance operations are complex and may increase the costs of regulatory compliance or subject the company’s business to the possibility of regulatory actions or proceedings.

In recent years, the insurance industry has been subject to increased scrutiny by legislatures and regulators alike. New laws and rules and new interpretations of existing laws and rules could adversely affect the company’s financial results by limiting its operating insurance subsidiaries’ ability to make investments consistent with the company’s total return strategy or requiring the company to maintain capital in specific operating subsidiaries in excess of the amounts the company considers to be appropriate, or causing the company to make unplanned modifications of products or services, or imposing restrictions on its ability to enter or exit lines of insurance business or to utilize new methods of assessing and pricing risks or selling products and services. The company cannot predict the future impact of changing law or regulation on its operations; any changes could have a material adverse effect on it or the insurance industry in general.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 22 (Financial Risk Management, under the heading of “Capital Management”) to the consolidated financial statements for the year ended December 31, 2024 and in the “Capital Resources and Management” section of this MD&A.

Economic Sanctions and Foreign Corrupt Practices

The company must comply with all applicable economic sanctions and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the company’s business is subject to the Canadian Corruption of Foreign Public Officials Act, U.S. Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors. Despite these policies and controls, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations, which could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage the company’s business and/or reputation and therefore have a material adverse effect on the company’s financial condition and results of operations.

Information Requests or Proceedings by Government Authorities

From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators or other government officials in the jurisdictions in which its insurance and reinsurance subsidiaries operate. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company’s involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company’s costs of doing business or requires the company to alter aspects of the manner in which it conducts its business.

Regional or Geographical Limitations and Risks

The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations generally permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of any one particular region. International operations and assets held abroad may, however, be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, trade protectionism measures, nationalization and changes in regulatory policy, as well as by consequences of terrorism, war, hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s operations and financial performance may be impacted by changes in tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments. The announced imposition of tariffs by the United States (the “U.S. Tariffs”) and retaliatory measures between governments may cause multifaceted effects on the economy. The U.S. Tariffs may adversely impact the company’s operations by causing supply chain disruptions, economic downturn, inflationary pressures, and uncertainty in capital markets. The company is currently assessing the direct and indirect impacts to its operations of these tariffs and potential retaliatory tariffs and other trade protectionist measures that may arise, and such impacts may be significant, including inflationary pressures on loss costs, particularly for raw materials in the auto and construction industries. Failure to mitigate the negative effects of the U.S. Tariffs on the company’s business could have a material adverse impact on the company’s operating results and financial condition. While the company is taking steps to seek to mitigate the potential impact on its business, given that developments are ongoing with respect to these tariffs and other measures, their impacts are uncertain and could adversely affect the company’s business, financial condition and results of operations.

Lawsuits and Regulatory Proceedings

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The existence of such claims against the company or its subsidiaries, affiliates, directors or officers could, however, have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.

The company’s legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2024.

Significant Shareholder

The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing approximately 43.3% of the voting power of the company’s outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company’s multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company’s annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.ca.

Foreign Exchange

The company’s reporting currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company’s financial condition, profitability or cash flows. The company’s management of foreign currency risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

IFRS 17 Insurance Contracts

IFRS 17 as issued by the IASB was retrospectively adopted by the company on January 1, 2023 with restated comparative periods presented in the financial statements. IFRS 17 replaced IFRS 4 Insurance Contracts and introduced considerable change and additional complexity to the recognition, measurement, presentation and disclosure of insurance contracts within the company’s consolidated financial statements. The complex measurement requirements of IFRS 17 increased the potential volatility in the company’s consolidated statement of earnings and financial position, which affects financial reporting risk.

Goodwill, Indefinite-lived Intangible Assets and Investments in Associates

The goodwill, indefinite-lived intangible assets and investments in associates on the company’s consolidated balance sheet originated from various acquisitions and investments made by the company or its operating subsidiaries. Continued profitability and achievement of financial plans by acquired businesses and associates is a key consideration for there to be no impairment in the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished. An investment in associate is considered to be impaired if its carrying value exceeds its recoverable amount (the higher of the associate’s fair value and value-in-use).

Management regularly reviews the current and expected profitability of operating companies and associates and their success in achieving financial plans when assessing the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. Investments in associates with carrying values that exceed their fair values are tested for impairment using value-in-use discounted cash flow models at each reporting date. The company’s goodwill and indefinite-lived intangible assets, and their annual impairment tests, are described in note 12 (Goodwill and Intangible Assets), and the company’s investments in associates are described in note 6 (Investments in Associates), to the consolidated financial statements for the year ended December 31, 2024.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company’s deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

There is a risk that Canadian or foreign tax laws, or the interpretation thereof, could change in a manner that adversely affects the company. Canada, together with approximately 140 other countries comprising the Organisation for Economic Co-operation and Development (“OECD”) and the G20 Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”), approved in principle in 2021 certain base erosion tax initiatives including the introduction of a 15% global minimum tax to be applied on a jurisdiction-by-jurisdiction basis. On May 23, 2023 the IASB issued amendments to IAS 12 Income Taxes to provide temporary relief from accounting and disclosure for deferred taxes arising from the implementation of Pillar Two model rules. The company retrospectively adopted this amendment during the second quarter of 2023 and has applied the exception to recognizing and disclosing information regarding Pillar Two deferred income tax assets and liabilities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Canada enacted legislation implementing the primary charging rule of the global minimum tax and a domestic minimum tax on June 20, 2024, effective for the company for taxation years beginning on or after January 1, 2024, and announced draft legislation on August 12, 2024 to implement an undertaxed profits rule (a minimum effective tax rate of 15% on profits wherever multinational corporations do business), which, if enacted as currently proposed, will generally be effective for the company for taxation years beginning on or after January 1, 2025. Certain other jurisdictions in which the company operates have enacted or substantively enacted Pillar Two legislation, certain aspects of which will generally be effective for the company for taxation years beginning on January 1, 2024. A number of jurisdictions are implementing, or considering the implementation of, new domestic tax regimes, or are planning to revise existing tax regimes, in response to the global Pillar Two tax initiative. In December 2023, Bermuda introduced a domestic corporate income tax of 15%, effective January 1, 2025. This is generally expected to result in an increase in the company’s liability for taxes in Bermuda and to reduce any Pillar Two top-up taxes payable by the company in respect of Bermuda. The company will continue to monitor future developments with respect to the BEPS proposals.

The company’s deferred income tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2024.

Conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide

Supply chain disruptions and volatility in commodity prices persist in many regions of the world, contributing to increased inflationary pressures, worsened by supply shocks arising from the conflicts in Ukraine and Israel and other geopolitical events worldwide. In response, central banks around the world had aggressively raised interest rates in an effort to ease rising inflation. The company’s businesses rely, to a certain extent, on free movement of goods, services and capital from around the world, and as a result, are facing upward cost pressures. Given the ongoing and dynamic nature of the circumstances surrounding the conflicts in Ukraine and Israel, and other geopolitical events worldwide, it is difficult to predict how significant these continuing events or the occurrence of any similar events will be on the global economy and the company’s businesses, investments and employees, or for how long any further disruptions in the future are likely to continue. Such further developments could have a material adverse effect on the company’s business, financial condition, profitability or cash flows.

Other

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2024
Income(1)	9,860.0	10,108.6	11,917.4	10,396.3	42,282.3
Net earnings	769.7	1,055.8	1,119.5	1,317.9	4,262.9
Net earnings attributable to shareholders of Fairfax	776.5	915.4	1,030.8	1,152.2	3,874.9
Net earnings per share	$33.26	$40.18	$46.04	$54.46	$173.41
Net earnings per diluted share	$30.82	$37.18	$42.62	$50.42	$160.56

2023
Income(1)	9,325.6	8,605.5	9,703.6	10,782.5	38,417.2
Net earnings	1,404.0	829.1	1,187.0	1,674.8	5,094.9
Net earnings attributable to shareholders of Fairfax	1,250.0	734.4	1,068.9	1,328.5	4,381.8
Net earnings per share	$53.17	$31.10	$45.62	$57.02	$186.87
Net earnings per diluted share	$49.38	$28.80	$42.26	$52.87	$173.24

(1)

Income is comprised of insurance revenue, interest and dividends, share of profit of associates, net gains (losses) on investments, and non-insurance revenue, all as presented in the consolidated statements of earnings for the respective periods.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Income of $9,860.0 in the first quarter of 2024 increased compared to $9,325.6 in the first quarter of 2023, principally as a result of increased insurance revenue, primarily reflecting the consolidation of Gulf Insurance on December 26, 2023 that contributed $1,151.0 to the International Insurers and Reinsurers reporting segment, increased business volume, continued rate increases across many lines of business and strong customer retention at each of the company’s property and casualty insurance and reinsurance reporting segments and higher interest and dividends, partially offset by net losses on investments (compared to net gains on investments in the first quarter of 2023) and decreased share of profit of associates. Net earnings attributable to shareholders of Fairfax decreased to $776.5 (net earnings of $33.26 and $30.82 per basic and diluted share respectively) in the first quarter of 2024 from $1,250.0 (net earnings of $53.17 and $49.38 per basic and diluted share respectively) in the first quarter of 2023, primarily reflected net losses on investments (compared to net gains on investments in the first quarter of 2023) and decreased share of profit of associates, partially offset by increased operating income at the property and casualty insurance and reinsurance operations (reflecting increases in the insurance service result and interest and dividends).

Income of $10,108.6 in the second quarter of 2024 increased from $8,605.5 in the second quarter of 2023, principally as a result of increased insurance revenue, primarily reflecting the consolidation of Gulf Insurance on December 26, 2023 that contributed $674.9 to the International Insurers and Reinsurers reporting segment and increased premium volume from modest rate increases in the North American Insurers and Global Insurers and Reinsurers reporting segments and strong customer retention at each of the company’s property and casualty insurance and reinsurance companies, net gains on investments (compared to net losses of investments in the second quarter of 2023) and higher interest and dividends, partially offset by decreased share of profit of associates. Net earnings attributable to shareholders of Fairfax increased to $915.4 (net earnings of $40.18 and $37.18 per basic and diluted share respectively) in the second quarter of 2024 compared to net earnings attributable to shareholders of Fairfax from $734.4 (net earnings of $31.10 and $28.80 per basic and diluted share) in the second quarter of 2023, principally reflected net gains on investments (compared to net losses on investments in the second quarter of 2023), decreased net finance expense from insurance contracts and reinsurance contract assets held as a result of the effect of modest increases in discount rates in the second quarter of 2024 and higher interest and dividends, partially offset by the gain on sale of Ambridge by Brit in the second quarter of 2023, higher provision for income taxes and decreased insurance service result at the property and casualty insurance and reinsurance operations.

Income of $11,917.4 in the third quarter of 2024 increased from $9,703.6 in the third quarter of 2023, principally as a result of increased net gains on investments, increased insurance revenue, primarily reflecting the consolidation of Gulf Insurance on December 26, 2023 that contributed $811.7 to the International Insurers and Reinsurers reporting segment and increased premium volume from modest rate increases in the North American Insurers reporting segment and higher interest and dividends, partially offset by decreased non-insurance revenue. Net earnings attributable to shareholders of Fairfax modestly decreased to $1,030.8 (net earnings of $46.04 and $42.62 per basic and diluted share respectively) in the third quarter of 2024 compared to net earnings attributable to shareholders of Fairfax from $1,068.9 (net earnings of $45.62 and $42.26 per basic and diluted share respectively) in the third quarter of 2023, principally reflected increased net finance expense from insurance contracts and reinsurance contract assets held as a result of the effect of decreases in discount rates in the third quarter of 2024 and decreased operating income at the non-insurance companies, partially offset by higher net gains on investments and operating income at the property and casualty insurance and reinsurance operations (reflecting increases in the insurance service result and interest and dividends).

Income of $10,396.3 in the fourth quarter of 2024 decreased from $10,782.5 in the fourth quarter of 2023, principally as a result of net losses of investments (compared to net gains on investments in the fourth quarter of 2023), partially offset by increased insurance revenue, primarily reflecting the consolidation of Gulf Insurance on December 26, 2023 that contributed $622.2 to the International Insurers and Reinsurers reporting segment and increased business volume at Allied World, increased non-insurance revenue, primarily reflecting the consolidation of Sleep Country on October 1, 2024, higher share of profit of associates and interest and dividends. Net earnings attributable to shareholders of Fairfax decreased to $1,152.2 (net earnings of $54.46 and $50.42 per basic and diluted share respectively) in the fourth quarter of 2024 from $1,328.5 (net earnings of $57.02 and $52.87 per basic and diluted share respectively) in the fourth quarter of 2023, principally reflected net losses on investments (compared to net gains on investments in the fourth quarter of 2023), higher provision for income taxes and the gain on consolidation of Gulf Insurance in the fourth quarter of 2023, partially offset by net finance income from insurance contracts and reinsurance contract assets held compared to net finance expense as a result of the effect of increases in discount rates in the fourth quarter of 2024 and increased operating income at both the property and casualty insurance and reinsurance operations and the non-insurance companies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Operating results at the company’s insurance and reinsurance companies have been, and are expected to continue to be, significantly affected by discounting net claims reserves and a risk adjustment for uncertainty related to the timing and amount of cash flows from non-financial risk, the occurrence of which are not predictable and have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened changes in the interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Stock Prices and Share Information

At March 6, 2025, Fairfax had 20,801,178 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 21,549,948 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2024 and 2023.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn$)
2024
High	1,563.49	1,583.70	1,711.40	2,071.49
Low	1,206.30	1,448.01	1,425.00	1,656.15
Close	1,460.10	1,556.33	1,707.67	2,000.00

2023
High	956.00	1,021.49	1,160.31	1,271.05
Low	794.26	870.31	939.05	1,070.00
Close	898.83	992.29	1,108.77	1,222.51

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics, an Anti-Corruption Policy and a Modern Slavery Policy, which are applicable to all directors, officers and employees of the company. The Board of Directors also established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Glossary of Non-GAAP and Other Financial Measures

Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.

Supplementary Financial Measures

Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.

	2024	2023
Insurance revenue	31,064.1	26,934.8
Cost of reinsurance	(6,197.7)	(4,977.4)
Net insurance revenue	24,866.4	21,957.4

Combined ratio, discounted – This performance measure of underwriting results under IFRS 17 is calculated as insurance service expenses less recoveries of insurance service expenses, expressed as a percentage of net insurance revenue.

Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders’ equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 16 (Total Equity, under the heading “Common stock”) respectively to the consolidated financial statements for the year ended December 31, 2024. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2024 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.

Equity exposures – Long equity exposures refers to the company’s long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company’s long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates and joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 22 (Financial Risk Management, under the heading “Market Risk”) to the consolidated financial statements for the year ended December 31, 2024.

Capital Management Measures

Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company’s consolidated financial statements for the year ended December 31, 2024, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 22 (Financial Risk Management, under the heading “Capital Management”).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Total of Segments Measures

Property and casualty insurance and reinsurance – References in this MD&A to the company’s property and casualty insurance and reinsurance operations do not include the company’s life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including operating income (loss), consistent with the information presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2024, as well as net premiums written, net premiums earned and underwriting profit (loss), which are presented in this MD&A. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.

Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company’s insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.

Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2024. All figures in that reconciliation are from the company’s consolidated statement of earnings for the year ended December 31, 2024, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above, and corporate overhead and other, which is described below.

Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit (loss) of associates. Refer to the Corporate Overhead and Other section in this MD&A.

Non-GAAP Financial Measures and Ratios

The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.

Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims incurred in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table in the Overview of Consolidated Performance section of this MD&A, under the heading “Property and Casualty Insurance and Reinsurance”.

Adjusted operating income (loss) – Calculated as the sum of property and casualty insurance and reinsurance companies underwriting profit (loss), interest and dividends and share of profit (loss) of associates, this measure is used in a similar manner to operating income (loss).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage are ratios used to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company. Balances of the non-insurance companies are excluded from the calculation of these ratios. Adjusted operating income interest coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies. Adjusted operating income interest and preferred share dividend distribution coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.

Property and casualty insurance and reinsurance ratios – The combined ratio, undiscounted is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in the Net Earnings by Reporting Segment section of this MD&A and adjusted principally to remove the effects of discounting for net claims incurred in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.

The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance companies ratios and reconciles insurance revenue to net premiums earned. A reconciliation of underwriting profit (loss) of the property and casualty insurance and reinsurance reporting segments to insurance service result, the most directly comparable IFRS measure, is shown in the Overview of Consolidated Performance section of this MD&A, under the heading “Property and Casualty Insurance and Reinsurance”.

							Property and Casualty
	North American		Global Insurers and		International Insurers		Insurance and
	Insurers		Reinsurers		and Reinsurers		Reinsurance
	2024	2023	2024	2023	2024	2023	2024	2023
Reconciliation of net premiums earned:
Insurance revenue(1)	8,779.9	8,137.2	15,684.7	15,600.3	6,825.5	3,453.8	31,290.1	27,191.3
Cost of reinsurance(1)	(1,297.9)	(1,296.8)	(2,706.2)	(2,916.7)	(2,592.4)	(1,165.4)	(6,596.5)	(5,378.9)
Net insurance revenue	7,482.0	6,840.4	12,978.5	12,683.6	4,233.1	2,288.4	24,693.6	21,812.4
Adjust for: net ceding commissions on reinsurance assumed and other	(409.5)	(338.0)	737.1	851.3	(450.4)	(74.5)	(122.8)	438.8
Net premiums earned	7,072.5	6,502.4	13,715.6	13,534.9	3,782.7	2,213.9	24,570.8	22,251.2

Total underwriting expenses, net:
Losses on claims - accident year	4,464.3	4,230.2	8,887.4	8,757.4	2,493.6	1,394.0	15,845.3	14,381.6
Net favourable reserve development	(101.0)	(127.2)	(257.4)	(81.6)	(235.2)	(100.8)	(593.6)	(309.6)
Losses on claims - calendar year	4,363.3	4,103.0	8,630.0	8,675.8	2,258.4	1,293.2	15,251.7	14,072.0
Commissions	1,093.5	1,008.5	2,339.2	2,337.7	600.3	359.4	4,033.0	3,705.6
Other underwriting expenses	1,168.6	1,078.2	1,505.8	1,402.8	820.3	470.4	3,494.7	2,951.4
Total underwriting expenses, net	6,625.4	6,189.7	12,475.0	12,416.3	3,679.0	2,123.0	22,779.4	20,729.0
Underwriting profit	447.1	312.7	1,240.6	1,118.6	103.7	90.9	1,791.4	1,522.2
Combined ratio, undiscounted	93.7%	95.2%	91.0%	91.7%	97.3%	95.9%	92.7%	93.2%

(1)	As presented in the Net Earnings by Reporting Segment section of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities and insurance contract payables, less the sum of its reinsurance contract assets held and insurance contract receivables, adjusted to remove the effects of discounting, risk adjustment and life insurance operations from insurance contract liabilities and reinsurance contract assets held. Float of a reporting segment or segments is calculated in the same manner using the company’s segmented balance sheet. The annual (benefit) cost of float is calculated by expressing annual underwriting profit (loss) as described above as a percentage of average float for the year (the simple average of float at the beginning and end of the year).

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company’s non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge (privatized in the first quarter of 2024).

	December 31, 2024			December 31, 2023
			Excess of fair			Excess of fair
		Carrying	value over		Carrying	value over
	Fair value	value	carrying value	Fair value	value	carrying value
Non-insurance associates	7,394.9	6,615.9	779.0	6,825.9	6,221.7	604.2
Non-insurance companies	1,779.0	1,077.5	701.5	1,529.4	1,127.6	401.8
	9,173.9	7,693.4	1,480.5	8,355.3	7,349.3	1,006.0

Non-insurance associates included in the performance measure

The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at December 31, 2024 and December 31, 2023, and excludes investments in associates held by the company’s consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	December 31, 2024		December 31, 2023
		Carrying		Carrying
	Fair value	value	Fair value	value
Investments in associates as presented on the consolidated balance sheets	8,144.8	7,153.3	7,553.2	6,607.6
Less:
Insurance and reinsurance investments in associates(1)	745.9	532.8	711.2	368.7
Associates held by consolidated non-insurance companies(2)	4.0	4.6	16.1	17.2
Non-insurance associates included in the performance measure	7,394.9	6,615.9	6,825.9	6,221.7

(1)	As presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2024.
(2)	Principally comprised of associates held by Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.

Non-insurance companies included in the performance measure

The fair values of market traded consolidated non-insurance companies are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax’s share of that subsidiary’s net assets, calculated as the subsidiary’s total assets less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company’s consolidated balance sheets as at December 31, 2024 and December 31, 2023, as shown in the table below, which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the total non-insurance companies included in the company’s consolidated balance sheet.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2024			December 31, 2023
	Market traded	All other non-	Total non-	Market traded	All other non-	Total non-
	non-insurance	insurance	insurance	non-insurance	insurance	insurance
	companies	companies(1)	companies(2)	companies(3)	companies(1)	companies(2)
Portfolio investments	2,180.1	111.8	2,291.9	2,445.1	51.4	2,496.5
Deferred income tax assets	36.3	52.3	88.6	29.2	24.9	54.1
Goodwill and intangible assets	582.7	3,599.0	4,181.7	585.8	1,535.8	2,121.6
Other assets(4)	1,190.9	4,014.3	5,205.2	1,271.2	3,106.2	4,377.4
Total assets	3,990.0	7,777.4	11,767.4	4,331.3	4,718.3	9,049.6

Accounts payable and accrued liabilities(3)	839.6	2,402.0	3,241.6	1,026.8	1,758.7	2,785.5
Derivative obligations	0.1	82.6	82.7	—	61.0	61.0
Deferred income tax liabilities	68.9	445.4	514.3	38.8	235.4	274.2
Borrowings - non-insurance companies	676.3	2,212.6	2,888.9	721.6	1,170.2	1,891.8
Total liabilities	1,584.9	5,142.6	6,727.5	1,787.2	3,225.3	5,012.5

Shareholders’ equity attributable to shareholders of Fairfax(5)	1,077.5	2,421.4	3,498.9	1,127.6	1,274.9	2,402.5
Non-controlling interests	1,327.6	213.4	1,541.0	1,416.5	218.1	1,634.6
Total equity	2,405.1	2,634.8	5,039.9	2,544.1	1,493.0	4,037.1
Total liabilities and equity	3,990.0	7,777.4	11,767.4	4,331.3	4,718.3	9,049.6

(1)	Portfolio investments include intercompany debt securities, issued by a non-insurance company to Fairfax affiliates, which are eliminated on consolidation.
(2)	Non-insurance companies as presented in the Segmented Balance Sheet in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2024.
(3)	Farmers Edge was delisted from the Toronto Stock Exchange following its privatization in the first quarter of 2024 and is only included at December 31, 2023.
(4)	Other assets include due from affiliates, and accounts payable and accrued liabilities include due to affiliates.
(5)	Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for each of the largest property and casualty insurance and reinsurance subsidiaries as management believes this measure to be a useful estimate of cash generated or used by a subsidiary’s underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.

	2024	2023
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	5,286.2	5,002.9
All other reporting segments	(776.5)	456.8
Net purchases of investments classified at FVTPL	(515.8)	(5,499.1)
Cash provided by (used in) operating activities as presented in the consolidated statement of cash flows	3,993.9	(39.4)

Intercompany shareholdings - On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as “Investments in Fairfax insurance and reinsurance affiliates”, intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments” and total intercompany shareholdings of subsidiaries are presented as “Investments in Fairfax affiliates” in the “Capital” section. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Appendix to Chairman’s Letter to Shareholders

The Chairman’s Letter to Shareholders (“the Letter”) presents the performance of the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the Letter, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.

Fairfax Worldwide Insurance Operations as at December 31, 2024

This table in the Letter includes information on certain non-consolidated insurance companies which are presented as insurance and reinsurance investments in associates in note 6 (Investments in Associates) to the company’s consolidated financial statements for the year ended December 31, 2024. As associates are recorded using the equity method of accounting under IFRS and not consolidated, the gross premiums written and investment portfolios of these associates are not included in the relevant amounts presented in the company’s consolidated statement of earnings and consolidated balance sheet respectively.

Gross Premiums Written per Share

This is a non-GAAP financial measure calculated as gross premiums written by the property and casualty insurance and reinsurance companies divided by the number of common shares effectively outstanding, which are presented in the MD&A of this Annual Report, under the heading “Overview of Consolidated Performance”, and in note 16 (Total Equity) to the company’s consolidated financial statements for the year ended December 31, 2024, respectively. Management uses this measure as an indicator of organic growth and accretive acquisitions in its property and casualty insurance and reinsurance operations, and to illustrate the benefit premiums have on book value per basic share.

Compound Growth in Book Value per Share

This supplementary financial measure is calculated as the compound return on book value per basic share for the beginning and ending years of the relevant measurement period. Book value per basic share is described in the MD&A of this Annual Report, under the heading “Glossary of Non-GAAP and Other Financial Measures”.

Average Total Return on Investments

This supplementary financial measure is calculated as the simple average of total return on average investments for the relevant years in the measurement period. Total return on average investments is described in the MD&A of this Annual Report, under the heading “Total Return on the Investment Portfolio”.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Yield on Fixed Income Portfolio

This supplementary financial measure is used by the company, among other financial measures, to evaluate the investment performance of the company’s fixed income portfolio, and is calculated as interest income earned on cash, short term investments and bonds divided by the average fixed income portfolio balance.

	2024	2023
Interest income:(1)
Cash and short term investments	359.8	279.4
Bonds	2,055.3	1,624.9
Total	2,415.1	1,904.3
Fixed income portfolio:(2)
Cash and cash equivalents	7,512.6	5,763.7
Short term investments	1,010.0	2,329.1
Bonds	38,235.5	37,441.0
Total	46,758.1	45,533.8
Yield on Fixed Income Portfolio	5.2%	4.6%
(1)	As presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2024.
(2)	As presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2024, which includes the balances of Gulf Insurance. The yield for 2023 of 4.6% was calculated excluding Gulf Insurance’s cash and cash equivalents, short term investments and bonds at December 31, 2023 of $459.9, $376.0 and $1,136.3, respectively, as Gulf Insurance was consolidated on December 26, 2023.

Unconsolidated Balance Sheet

The unconsolidated balance sheet in the Letter presents the carrying values of the company’s subsidiaries prior to consolidation to better reflect the amount invested into the company’s core property and casualty insurance and reinsurance operations. The company also presents per share amounts for each line item in the unconsolidated balance sheet to better illustrate the composition of book value per basic share. Per share amounts are calculated by dividing the dollar amount of each line item by the number of common shares effectively outstanding, which is presented in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2024. As IFRS requires that controlled subsidiaries be consolidated, the following table presents a reconciliation of the unconsolidated balance sheet to the company’s consolidated balance sheet as at December 31, 2024. All figures are rounded to US$ billions, and may not add due to rounding.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2024
	As presented in			As presented in
	the unconsolidated		Consolidation of	the consolidated
	balance sheet	Reclassifications	subsidiaries	balance sheet
Assets	(US$ billions)
Northbridge	2.1	—	(2.1)	—
Crum & Forster	2.8	—	(2.8)	—
Zenith National	1.0	—	(1.0)	—
Odyssey Group	5.5	—	(5.5)	—
Brit	2.6	—	(2.6)	—
Allied World	4.9	—	(4.9)	—
International Insurers and Reinsurers	5.8	—	(5.8)	—
Life insurance and Run-off	0.4	—	(0.4)	—
Insurance and reinsurance operations	25.1	—	(25.1)	—
Recipe	0.7	—	(0.7)	—
Fairfax India	0.7	—	(0.7)	—
Sleep Country	0.5	—	(0.5)	—
Grivalia Hospitality	0.5	—	(0.5)	—
Peak Achievement	0.4	—	(0.4)	—
Meadow Foods	0.3	—	(0.3)	—
Thomas Cook India	0.2	—	(0.2)	—
Other Non-insurance	0.2	—	(0.2)	—
Non-insurance operations	3.5	—	(3.5)	—
Total consolidated operations	28.6	—	(28.6)	—
Holding company cash and investments	2.5	—	—	2.5
Insurance contract receivables	—	—	0.8	0.8
Investments in associates	1.2	(1.2)	—	—
Portfolio investments	—	1.2	64.0	65.2
Reinsurance contract assets held	—	—	10.7	10.7
Deferred income tax assets	—	—	0.3	0.3
Goodwill and intangible assets	—	—	8.3	8.3
Other assets	—	0.2	8.8	9.0
Other holding company assets	0.2	(0.2)	—	—
Total assets	32.5	—	64.3	96.8

Liabilities
Accounts payable and accrued liabilities	0.5	—	5.6	6.1
Derivative obligations	—	—	0.4	0.4
Deferred income tax liabilities	—	—	1.7	1.7
Insurance contract payables	—	—	0.9	0.9
Insurance contract liabilities	—	—	47.6	47.6
Borrowings – holding company and insurance and reinsurance companies	—	7.9	1.0	8.9
Borrowings – non-insurance companies	—	—	2.9	2.9
Borrowings – holding company	7.9	(7.9)	—	—
Total liabilities	8.4	—	60.0	68.4

Equity
Common shareholders’ equity	23.0	—	—	23.0
Preferred stock	1.1	—	—	1.1
Shareholders’ equity attributable to shareholders of Fairfax	24.1	—	—	24.1
Non-controlling interests	—	—	4.3	4.3
Total Equity	24.1	—	4.3	28.4
Total Liabilities and Total Equity	32.5	—	64.3	96.8